Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-129487

UP TO 9,355,276 SHARES

COMMON STOCK

This prospectus relates to the sale of up to 9,355,276 shares of our common stock by Fusion Capital Fund II, LLC.

The prices at which Fusion Capital may sell its shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital.

These shares of common stock being offered by the selling stockholder constitute approximately 66.4% of our currently outstanding shares of common stock.

Our common stock is listed on the Nasdaq Capital Market under the symbol “GLGS.” The closing price for our common stock on the Nasdaq Capital Market on November 11, 2005 was $0.82 per share.

Fusion Capital is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Investing in the common stock involves risks. See “Risk Factors”
beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2005

We own or have rights to trademarks that we use in conjunction with our products. “GCS-100” and “GlycoGenesys” are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

As used in this prospectus, references to “GlycoGenesys,” “we,” “our” or “us” refer to GlycoGenesys, Inc. and our current or future subsidiaries, as the context requires.

We are receiving no proceeds from the sale of securities offered for sale hereunder by the selling stockholder. We have agreed to pay the expenses associated with registering the securities of the selling stockholder.

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section.

GlycoGenesys, Inc.

Introduction. We are a biotechnology company focused on carbohydrate-based drug development. We are headquartered in Boston, Massachusetts with a laboratory in Cambridge, Massachusetts and currently have 15 employees and utilize the services of several independent consultants. Our cancer drug candidate, GCS-100®, a potential treatment for multiple forms of solid tumors and bloodborne cancers, completed a Phase II(a) clinical trial for colorectal cancer in 2001 and completed a Phase II(a) clinical trial for pancreatic cancer in 2002. Phase II clinical trials are designed to help determine both the safety and the efficacy of a potential drug, which may involve several sets of trials (Phase II(a), Phase II(b), etc.). In October 2003, we announced the results of a Phase I dose escalation trial in patients with solid tumors at levels up to 80mg/m². Phase I clinical trials are primarily designed to help determine safety and maximum tolerated dose levels of a potential drug, which may involve several sets of trials. In the second quarter 2004, we initiated a Phase I dose escalation trial dosing patients with GCS-100LE, a substantially ethanol-free formulation of GCS-100, in multiple solid tumors. In September 2005, we announced preliminary results establishing the maximum tolerated dose, or MTD, in this trial as 160mg/m2 and provided safety and pharmacokinetic data. Response data available for 14 patients with advanced disease showed that 11 experienced periods of stable disease; three of these patients achieved stable disease despite being non-responsive to any prior therapies. In March 2005, we initiated a Phase I/II dose escalation trial testing GCS-100LE alone and in combination with dexamethasone in patients with multiple myeloma, the second most common blood cancer, at the Dana-Farber Cancer Institute in Boston, Massachusetts. Additional clinical trial sites to enroll multiple myeloma patients will be initiated in the fourth quarter 2005. We also plan to initiate a Phase I/II clinical trial for patients with chronic lymphocytic leukemia, or CLL, in the fourth quarter 2005. Our clinical program positions us to pursue approval in two indications for unmet medical needs in cancer (multiple myeloma and CLL). In our clinical trial program for solid tumors, we will review all clinical and preclinical data and design the next trial planned for initiation in the second half of 2006.

GCS-100. Our cancer drug candidate, GCS-100, is a complex polysaccharide derived from citrus pectin through a proprietary process. We are evaluating GCS-100 as a potential anti-cancer therapy based on a large body of preclinical research. This research has shown that GCS-100 may interact with carbohydrate-binding receptors to modulate multiple cellular processes, such as proliferation, migration, cell-cell adhesion, programmed cell death and angiogenesis.

The results from publicly presented preclinical studies and published literature demonstrate several mechanisms of action associated with GCS-100 in selectively regulating the cellular functions of cancer cells. These include the ability to block the spread of cancer cells (anti-metastasis), cut off the blood supply to tumor cells (anti-angiogenesis), trigger programmed cell death (pro-apoptosis) and inhibit cancer cell proliferation (anti-proliferation). It is believed that these mechanisms of action are, in part, regulated through the interaction of GCS-100 with carbohydrate receptors such as galectin-3 and growth factors such as vascular endothelial growth factor, or VEGF. Additionally, GCS-100 can cause the disruption of mitochondrial function, leading to cancer cell death.

More recent scientific findings provide additional support for the mechanisms of action of GCS-100 including GCS-100’s ability to block galectin-3’s ability to co-locate with Bcl-2 in malignant cell lines and CLL patient cells causing targeted cell death. Bcl-2 and Galectin-3 are known to protect cancer cells from dying. Published literature suggests that over expression of these survival proteins is often associated with chemotherapy resistance and/or poorer clinical outcomes for cancer patients. Another recent discovery showed when treated with GCS-100, a myeloma cell line showed down regulation of AKT1 in a dose dependent manner. Active or up-regulated AKT1 in cancer cells promotes cell survival and drug resistance and confers cell longevity in lymphomas, leukemias and solid tumor cancers. The pivotal role of AKT1 in cell survival has made it an important target in cancer drug discovery. These data provide additional support for our focused clinical program in multiple myeloma and CLL.

Clinical Trials. In early Phase I human testing that enrolled patients with terminal cancer unresponsive, or refractory, to all standard treatment, GCS-100 was found to be well tolerated at all administered dose levels up to 20mg/m2. Our completed Phase II(a) clinical trials of GCS-100 for pancreatic and colorectal cancers were conducted at a number of sites including Beth Israel Deaconess Medical Center in Boston, Massachusetts, University of Chicago Medical Center and University of Rochester Cancer Center.

In March 2001, we announced that GCS-100 demonstrated positive clinical activity in a Phase II(a) clinical trial of 23 colorectal cancer patients at dose levels of 20 mg/m2. Specifically, eight of 19 evaluable patients, experienced tumor stabilization for periods of 1.6 to 5.6 months before disease progression was observed, with one of the eight patients showing a period of tumor shrinkage. Of the eight patients experiencing tumor stabilization, four remained on therapy for a period of three months or greater. In October 2002, we announced that GCS-100 demonstrated positive clinical activity in a Phase II(a) clinical trial of 20 pancreatic cancer patients at dose levels of 20mg/m2. Specifically, seven of 16 evaluable patients, experienced tumor stabilization for periods of 0.6 months to 13.6 months before disease progression was observed with one of the seven patients showing a partial response. Of the seven patients experiencing tumor stabilization, three remained on therapy for a period of four months or greater. There was no evidence of dose limiting toxicity in either of these Phase II(a) trials. Based on the promising early data from the Phase II(a) colorectal and pancreatic trials, and the fact that higher doses of GCS-100 than administered in the Phase II(a) colorectal and pancreatic trials had been tolerated in animals and might be beneficial, a Phase I dose escalation clinical trial including multiple types of cancer patients began in February 2002. This trial was conducted at Sharp Memorial Hospital, Clinical Oncology Research in San Diego and the results were reported in October 2003. A total of 12 patients who failed standard therapy were enrolled at doses ranging from 30 to 80 mg/m2. No dose limiting toxicity was observed. Five patients achieved stable disease for a period of at least three months. One of these five was a patient with kidney cancer that remained on GCS-100 for 30 months and achieved a durable, partial response. Stable disease and partial response measurements are according to the Response Evaluation Criteria in Solid Tumors, or RECIST, standard.

We initiated a Phase I dose escalation clinical trial with GCS-100LE, a low ethanol formulation of GCS-100, in patients with advanced solid tumor cancers in the second quarter of 2004 which is being conducted at Sharp Memorial Hospital, Clinical Oncology Research and the Arizona Cancer Center in both Tucson and Scottsdale, Arizona. The primary purpose of the study is to evaluate the safety and tolerability of escalating doses of GCS-100 to determine a maximum tolerated dose. Secondary objectives included evaluation of pharmacokinetics and response data. Patients participating in the study had previously received multiple treatment regimens. This is the first clinical trial using the low ethanol formulation of GCS-100.

The trial achieved its primary objective of establishing a maximum tolerated dose for this dosing regimen of five consecutive days of therapy followed by two weeks off. Preliminary safety results available as of September 2005 for 17 of the 22 enrolled patients demonstrate that GCS-100 is well tolerated with low toxicity. The dose limiting toxicity of GCS-100 when given intravenously in this regimen was a rash. The rash was manageable with steroid therapy and did not preclude additional dosing cycles. The majority of the remaining adverse events reported to date have been mild and reversible. Unlike many traditional chemotherapies, GCS-100 was not associated with decreased white blood cell counts or nerve damage. These toxicities are common limitations of several current treatments for patients with multiple myeloma and CLL. As of September 2005, preliminary response data is currently available for 14 patients. This data shows that 11 out of 14 patients have had periods of stable disease under RECIST criteria lasting from approximately 1.5 months to greater than 8 months. Notably, three of these patients achieved stable disease despite being non-responsive to any prior therapies.

We plan to conclude the trial upon the enrollment of the sixth patient at the maximum tolerated dose of 160mg/m2 based on the 5-day dosing schedule. We will continue to treat and follow existing patients and prepare a final report. We are concluding this trial because we reached the defined end point of the trial, pharmacokinetic data suggests that the dosing schedule can be improved, dosing GCS-100 in combination with standard chemotherapy may be a preferred clinical trial design for solid tumors and we intend to focus our financial resources and staff in the near term on bloodborne cancers (multiple myeloma and CLL). The final report from this Phase I trial together with additional preclinical data will be reviewed to determine the best clinical design for future clinical trials in solid tumors planned for the second half of 2006.

In collaboration with Dr. Kenneth Anderson and Dr. Paul Richardson of the Dana-Farber Cancer Institute, we designed a Phase I/II trial to study GCS-100 in patients with relapsed or refractory multiple myeloma both alone and in combination with dexamethasone, a standard chemotherapy in multiple myeloma. This is the first clinical trial combining GCS-100 with another therapy. Dexamethasone was chosen because in vitro tests have shown GCS-100 in combination with dexamethasone to have an additive effect allowing for lower dose levels of both GCS-100 and dexamethasone to be used. The trial was initiated at the Dana-Farber in April 2005 and is enrolling patients. We will add additional sites to expedite patient enrollment of the trial. Our clinical trial timeline calls for this trial to complete enrollment in the third quarter of 2006. Assuming favorable data in the Phase I/II trial, a Phase II study is planned to begin in the third quarter of 2006 and be completed in the first quarter of 2008. This study will be designed to enable us to expand to a pivotal trial if supported by an interim review of the data. If needed to demonstrate clinical significance, a Phase III trial is planned for initiation in the third quarter of 2008.

We are pursuing CLL as an indication based on promising preclinical data. The first CLL clinical trial is planned to begin in the fourth quarter of 2005 in the U.S. with sites in the United Kingdom to follow and will study GCS-100 in patients with relapsed or refractory CLL. The protocol for this study was written in collaboration with Dr. Finbarr Cotter, Barts Medical School, Dr. Jennifer Brown, Dana-Farber Cancer Institute and Dr. Archie Prentice, Chairman British Committee for Standards in Haematology. We anticipate this trial will be completed in the third quarter of 2006. Pending review of the data, a pivotal Phase II/III study may be designed. This Phase II/III trial is projected to be initiated in the fourth quarter of 2006 with enrollment expected to be completed in early 2008.
Our clinical trial program is subject to our having sufficient financial resources. We are focused on securing a strategic alliance or partnership with a larger biotech or pharmaceutical company or a long term, fundamental investor to help provide financial and other resources to develop GCS-100 for the treatment of cancer.

The U.S. Food and Drug Administration (“FDA”) has published a series of regulations and guidelines to establish procedures designed to expedite the development, evaluation and marketing of drugs intended to treat life threatening and severely debilitating illnesses, such as cancer, or products that address unmet needs. These FDA initiatives include such programs as Fast Track Drug Designation, Accelerated Approval, Priority Review and Expanded Access. We plan to utilize these initiatives to attempt to expedite the approval of GCS-100, particularly in bloodborne cancer. However, GCS-100, whether delivered intravenously or by other methods, may not prove effective in reducing or eliminating the spread of cancer in humans, be safe at higher doses or be granted accelerated or other approvals by the FDA.

The Offering. On October 21, 2005, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, pursuant to which Fusion Capital has agreed, under certain conditions, to purchase on each trading day $40,000 of our common stock up to an aggregate of  $20.0 million over an approximately 25 month period, subject to earlier termination at our discretion.  In our discretion, we may elect to sell more or less of our common stock to Fusion Capital than the minimum daily amount.  The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price.  Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $0.25 and can terminate the agreement upon certain events of default. The registration statement, of which this prospectus is a part, must remain effective in order for us to sell our common stock under the agreement.

Fusion Capital is offering for sale up to 9,355,276 shares of our common stock, of which 8,000,000 shares may be sold to Fusion Capital under the common stock purchase agreement and up to 1,355,276 are shares paid or payable as a commitment fee to Fusion Capital.

In connection with our entering into the common stock purchase agreement, we authorized the sale to Fusion Capital of up to 8,000,000 shares of our common stock for up to maximum proceeds of $20.0 million.   Subject to approval by our board of directors, we have the right but not the obligation to sell more than 8,000,000 shares (excluding the 1,355,276 commitment shares) to Fusion Capital.  In the event we elect to sell more than the 8,000,000 shares, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission. In the event that under the common stock purchase agreement, we decide to issue more than 2,716,159 shares, i.e., greater than 19.99% of our outstanding shares of common stock as of the date of the agreement and we are listed on the Nasdaq Capital Market, we would first be required to seek stockholder approval.  The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the common stock purchase agreement.

As of November 11, 2005, there were 14,087,899 shares outstanding. Included in our issued and outstanding shares are the 338,819 shares, having a value of $350,000, that we have issued to Fusion Capital as a fee for its purchase commitment. Excluded from our issued and outstanding are the additional 9,016,457 shares offered by Fusion Capital pursuant to this prospectus, which shares have not yet been purchased by or paid to Fusion Capital as well as shares issuable upon conversion or exercise of outstanding shares of preferred stock, warrants and options. If all of the shares offered by this prospectus were issued and outstanding as of the date hereof, the number of shares offered by this prospectus would represent approximately 66.4% of the total common stock outstanding as of November 11, 2005. Our Series D preferred stock has anti-dilution provisions known as “full ratchet” where if we issue securities, including the shares of common stock purchasable by Fusion Capital, at a price below the then conversion price of the Series D preferred stock (currently $1.00), the conversion price of the Series D preferred stock automatically adjusts to this lower price.

Our business was founded in 1992 as IGG International, Inc. to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada, Inc., a publicly-traded corporation having no active operations. In 1998, we changed our name to SafeScience, Inc. and in October 2001 we changed our name to GlycoGenesys, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and our telephone number is (617) 422-0674. Our homepage is located on the World Wide Web at http://www.glycogenesys.com.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

IF WE ARE NOT ABLE TO OBTAIN ADDITIONAL FUNDING WITHIN WEEKS, WE COULD BE REQUIRED TO CEASE OPERATIONS.

We believe that our existing funds will be sufficient to fund our operations through November 2005. We must quickly raise additional capital through the sale of equity or debt securities, in addition to sales to Fusion Capital to support our clinical trials and continued operations. To the extent we are unable to raise sufficient funding for our clinical trials in the capital markets or through partnering with a large biotechnology or pharmaceutical company, we will need to curtail our development efforts or cease operations.

We only have the right to receive $40,000 per trading day under the agreement with Fusion Capital, unless our stock price equals or exceeds $1.35, in which case the daily amount may be increased under certain conditions as the price of our common stock increases.  In addition, the registration statement, of which this prospectus is a part, must remain effective in order for us to make sales of our common stock under the agreement. Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.25.  Since we initially registered 9,355,276 for sale by Fusion Capital pursuant to this prospectus, of which 8,000,000 may be sold to Fusion Capital under the common stock purchase agreement, the selling price of our common stock to Fusion Capital will have to average at least $2.50 per share for us to receive the maximum proceeds of $20.0 million without registering additional shares of common stock.  Assuming a purchase price of $0.82 per share (the closing sale price of the common stock on November 11, 2005) and the purchase by Fusion Capital of 8,000,000 shares under the common stock purchase agreement, proceeds to us would be $6,560,000.  Subject to approval by our board of directors, we have the right but not the obligation to issue more than 8,000,000 shares to Fusion Capital.  In the event we elect to issue more than 9,355,276 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission. In the event that we decide to issue more than 2,716,159 shares of common stock (19.99% of our outstanding shares of common stock on the date of our agreement with Fusion Capital), we would be required to seek shareholder approval if we are listed on the Nasdaq Capital Market.

Specifically, Fusion Capital does not have the right or the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.25. In addition, pursuant to the terms of the common stock purchase agreement, Fusion Capital may not own more than 9.9% of our outstanding shares of common stock. Even if we are able to access the full $20.0 million under the common stock purchase agreement with Fusion Capital, we will still need additional capital to fully implement our business, operating and development plans. The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price and trading volume of our common stock and the extent to which we are able to secure working capital from other sources, including other debt and equity financings.

The Fusion Capital transaction alone will not be sufficient to sustain our operations, therefore, our future is dependent on our ability to quickly obtain additional financing to fund our operations. We expect to incur substantial additional operating costs, including costs related to ongoing research and development activities, manufacturing, preclinical studies and clinical trials. Additional equity financing may result in dilution to our stockholders. At our current stock price or if the market price of our common stock declines, some potential investors may either refuse to offer us any financing or will offer financing at unacceptable rates or on unfavorable terms. If we are unable to obtain financing necessary to fund our operations, we may have to sell or liquidate GlycoGenesys or significantly reduce, curtail or cease our operations.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES THROUGHOUT OUR HISTORY, WE EXPECT THESE LOSSES TO CONTINUE AND WE MAY NOT ACHIEVE PROFITABILITY IN THE FUTURE.

We began operations in 1993 and have not generated revenue from human therapeutic products. We do not expect to generate product revenue for several years, if at all. We will not generate significant funds unless we receive payments in connection with any potential licensing, marketing or other partnering arrangement with other pharmaceutical or biotechnology companies, or we bring pharmaceutical products to market. As of June 30, 2005, we have incurred approximately $103.5 million of losses since our inception, which includes $4.3 million of dividends accreted to preferred stock, approximately $10.6 million for the year ended December 31, 2004 and $4.9 million in the first six months of 2005. Extensive losses can be expected to continue for the foreseeable future.

We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

• conduct additional and/or larger clinical trials in the U.S. and foreign countries;
• conduct research and development on existing and new product candidates;
• make milestone and royalty payments;
• seek regulatory approvals for our product candidates;
• commercialize our product candidates, if approved;
• prosecute and maintain existing and future patent applications and patents;
• hire additional clinical, scientific and management personnel;
• add operational, financial and management information systems and personnel; and
• identify and potentially in-license additional compounds or product candidates.

THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our consolidated financial statements included in this prospectus have been prepared on the assumption that we will continue as a going concern. Deloitte & Touche LLP issued a report dated March 29, 2005 that includes an explanatory paragraph stating that our recurring losses from operations, accumulated deficit of $94.5 million as of December 31, 2004, and our expectation that we will incur substantial additional operating costs for the foreseeable future, including costs related to ongoing research and development activities, preclinical studies and clinical trials, among other things, raise substantial doubt about our ability to continue as a going concern.

THE SALE OF OUR COMMON STOCK TO FUSION CAPITAL MAY CAUSE DILUTION AND THE SALE OF THE SHARES OF COMMON STOCK ACQUIRED BY FUSION CAPITAL COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

The sale of shares pursuant to our common stock purchase agreement with Fusion Capital or any other future equity financing transaction will have a dilutive impact on our stockholders. As a result, the market price of our common stock could decline. In addition, the lower our stock price is, the more shares of common stock we will have to issue under the common stock purchase agreement with Fusion Capital in order to draw down the full amount or a portion thereof. If our stock price were lower, then our existing stockholders would experience greater dilution. We cannot predict the actual number of shares of common stock that will be issued pursuant to the agreement with Fusion Capital or any other future equity financing transaction, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we do not know the exact amount of funds we will need. If Fusion Capital purchases the full $20 million under the common stock purchase agreement in addition to those shares sold to Fusion Capital, we will issue a total of 1,355,276 commitment shares to Fusion Capital, of which 338,819 shares have already been issued.

The purchase price for the common stock to be sold to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All shares in this offering are freely tradable. Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. We expect that the shares offered by this prospectus will be sold over a period of up to 25 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. To the extent such sales cause the price of our common stock to decline, future sales to Fusion Capital will be more dilutive. This dilutive effect may cause us not to be able to draw down on the entire $20 million available under the common stock purchase agreement without registering shares in addition to the 9,355,276 shares (including the 1,355,276 commitment shares) being registered in this registration statement. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

In addition, the sale of shares to Fusion Capital may result in further dilution as a result of the anti-dilution provisions of our Series D preferred stock. The Series D preferred stock has anti-dilution provisions known as “full ratchet” where if we issue securities, including the shares of common stock purchasable by Fusion Capital, at a price below the then conversion price of the Series D preferred stock (currently $1.00), the conversion price of the Series D preferred stock automatically adjusts to this lower price. The lowering of the conversion price would then result in the issuance of more shares of common stock upon conversion of the Series D preferred stock. For example, if we sold shares to Fusion Capital at $0.82, the closing sale price of our common stock on November 11, 2005, our 2,998.662 outstanding shares of Series D preferred stock would converted into 3,656,905 shares instead of the 2,998,662 shares they currently convert into.

OUR FUTURE PROSPECTS ARE DEPENDENT ON THE RESULTS OF GCS-100 AND IF WE ARE UNSUCCESSFUL IN DEVELOPING GCS-100, WE DO NOT HAVE OTHER PRODUCTS WHICH ARE IN ACTIVE DEVELOPMENT.

While we plan to increase our portfolio of potential products, currently all of our attention and resources are directed to the development of GCS-100. If GCS-100 is ultimately ineffective in treating cancer, does not receive the necessary regulatory approvals or does not obtain commercial acceptance, we will be materially harmed.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF CLINICAL TRIALS FOR GCS-100 AND WILL NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE GCS-100 IF CLINICAL TRIALS ARE NOT SUCCESSFUL.

GCS-100 is not currently approved for sale by the FDA or by any other regulatory agency in the world, and GCS-100 may never receive approval for sale or become commercially viable. We may seek but not receive Fast Track Drug Designation, Accelerated Approval, or Priority Review status by the FDA. Before obtaining regulatory approval for sale, GCS-100 will be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for a particular indication for humans in addition to meeting other regulatory standards. Our success will depend on the successful outcome of our clinical trials with GCS-100.

There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

• we may discover that GCS-100 may cause, alone or in combination with another therapy, harmful side effects;
• we may discover that GCS-100, alone or in combination with another therapy, does not exhibit the expected therapeutic results in humans;
• results from early trials may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;
• we, the FDA, other similar foreign regulatory agencies or an institutional review board may suspend the clinical trials of GCS-100;

• patient recruitment may be slower than expected;
• patients may drop out of our clinical trials; and
• we may be unable to produce sufficient supplies in a timely fashion of GCS-100 for clinical trials.

Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of GCS-100. In addition, even if we receive approval, such approval may be limited in scope and hurt the commercial viability of such product. If we are unable to successfully obtain approval of and commercialize GCS-100, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

OUR ABILITY TO DEVELOP GCS-100 MAY BE HARMED IF WE ARE UNABLE TO FIND A DEVELOPMENT PARTNER.

On December 18, 2002, we and Elan International Services, Ltd. (“EIS”) mutually terminated our joint venture and we acquired all of the outstanding capital stock of SafeScience Newco. SafeScience Newco received a total of approximately $7.3 million of research funds over the course of our joint venture with EIS for the development of GCS-100. We must either fund the development of GCS-100 ourselves or with a new development partner. We have met with many pharmaceutical and large biotechnology companies for purposes of seeking a development partner. Several have expressed interest in reviewing the interim data from our bloodborne cancer trials expected in the second quarter of 2006 before committing to negotiating an alliance. If the data from these bloodborne cancer trials is not sufficiently positive or is significantly delayed, our ability to find a development partner would be materially harmed. If we are unable to find a development partner, our ability to develop and commercialize GCS-100, and our prospects as a whole, may be materially harmed.

WE MAY BE DELISTED FROM THE NASDAQ CAPITAL MARKET IN THE NEAR TERM AND IF WE ARE OUR COMMON STOCK MAY DECLINE AND THE LIQUIDITY OF AN INVESTMENT IN OUR SECURITIES WOULD DECREASE.

Our common stock could be delisted from The Nasdaq Capital Market for the following reasons, among others:

•	if the closing bid price of our common stock falls below $1.00 per share for thirty (30) consecutive business days;
•	if our market capitalization falls below $35 million and we have less than $2,500,000 in stockholders’ equity; or
•	if the value of our common stock held by our stockholders (other than our directors, executive officers and 10% stockholders) is less than $1,000,000.

There are other quantitative and qualitative criteria of the Nasdaq Capital Market which if violated could lead to delisting of our common stock.

We have had difficulty maintaining our compliance with Nasdaq continued listing requirements in the past. We received a letter from Nasdaq on August 8, 2003 that the bid price of our common stock had been below $1.00 for 30 consecutive days and that we had a 180-day grace period to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. In September 2003, we received a letter from Nasdaq that we complied with the minimum bid price requirement. We have on several previous occasions received notice from Nasdaq that we failed to meet certain of its listing requirements. We have been successful in regaining compliance on those occasions. On May 17, 2004, we received a letter from Nasdaq that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, until November 15, 2004 to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. We received a Nasdaq Staff Determination on November 16, 2004, that our securities are subject to delisting. On December 21, 2004, we effected a 1-for-6 reverse stock split. On January 6, 2005, we received a letter from Nasdaq stating that we complied with the minimum bid price requirement and all other continued listing requirements. On April 20, 2005, we received a letter from Nasdaq indicating that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, until October 17, 2005, to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. On June 30, 2005, we received a letter from Nasdaq indicating that we had regained compliance by maintaining a closing bid price above $1.00 for at least 10 consecutive days and the matter is now closed.

 On April 7, 2005, we received a letter from Nasdaq indicating that as of December 31, 2004, we did not comply with Nasdaq Marketplace Rule 4310(c)(2)(B), which requires listed companies to have (i) a minimum of $2,500,000 in stockholders’ equity, (ii) $35,000,000 or more in market value of listed securities or (iii) $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. In the letter, Nasdaq indicated it is reviewing our eligibility for continued listing and requested that we provide our specific plan to achieve and sustain compliance with Nasdaq Capital Market listing requirements. Based on the review of the plan we submitted, Nasdaq agreed to permit our continued listing but is continuing to monitor our ongoing compliance with the listing requirements and could delist us.

As of June 30, 2005, we had $2.7 million in stockholders’ equity and as of the date hereof, we have not raised additional capital. Our market capitalization was $14.0 million on September 30, 2005 and was $11.4 million on November 11, 2005. As of November 11, 2005, our closing bid price had been below $1.00 for 26 consecutive trading days. It is very unlikely that funding under the common stock purchase agreement with Fusion Capital and additional funding, if any, that we secure would enable us to comply with the stockholders’ equity and market capitalization requirements and thus, even if our stock price rises, our ability to maintain our listing with Nasdaq is quite unsure.

If Nasdaq delisted our common stock, we would likely seek to list our common stock for quotation on a regional stock exchange. However, if we were unable to obtain listing or quotation on such market or exchange, trading of our common stock would occur in the over-the-counter market on an electronic bulletin board for unlisted securities, known as the OTC Bulletin Board, or in what are commonly known as the “pink sheet”. In addition, delisting from Nasdaq and failure to obtain listing or quotation on such market or exchange would subject our common stock to so-called “penny stock” rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities, such as disclosing offer and bid prices and compensation received from a trade to a purchaser and sending monthly account statements to purchasers. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. These rules also require that purchasers be accredited investors, which would reduce the number of investors who could purchase our shares. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. As a result of delisting, it may become more difficult for us to raise funds through the sale of our securities.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY OR OUR INFRINGEMENT ON THE PROPERTY RIGHTS OF OTHERS MAY IMPEDE OUR ABILITY TO OPERATE FREELY

We rely significantly upon proprietary technology and protect our intellectual property through patents, copyrights, trademarks and contractual agreements as appropriate. We own or exclusively license 14 issued U.S. patents having expiration dates ranging from 2013 to 2022. Six of these 14 issued patents relate to GCS-100. We own or exclusively license eight foreign patents having expiration dates ranging from 2015 to 2017. Five of these eight foreign patents relate to GCS-100. We own or exclusively license 13 pending U.S. patent applications, of which 12 relate to GCS-100 and 60 pending foreign patent applications, of which 48 relate to GCS-100. As we develop GCS-100, we may discover more about it which will require additional patent prosecution. Thus, we continually evaluate our technology to determine whether to make further patent filings.

To the extent aspects of our technology may be unpatentable, we may decide to maintain such technology as trade secrets or we may protect such unpatented technology by contractual agreements. Our unpatented technology or similar technology could be independently developed by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If technology similar to ours is independently developed or our contractual agreements are breached, our technology will be less valuable and our business will be harmed.

There is always a risk that issued patents may be subsequently invalidated, either in whole or in part, and this could diminish or extinguish our patent protection for key elements of our technology. Other than the re-examination of our U.S. Patent 6,680,306 “Method for Enhancing the Effectiveness of Cancer Therapies”, we are not involved in any such litigation or proceedings, nor are we aware of any basis for such litigation or proceedings. We cannot be certain as to the scope of patent protection, if any, which may be granted on our patent applications, or which may remain intact following the re-examination of U.S. Patent 6,680,306.

On November 2, 2005, we received notice from the United States Patent and Trademark Office that an interference had been declared between U.S. Patent Application No. 08/024,487 “Modified Pectin” (the “’487 Application”), and U.S. Patent No. 5,895,784 “Method for Treatment of Cancer by Oral Administration of Modified Pectin” (the “’784 Patent”), both of which the Company exclusively licenses. The declaration of interference indicates that the U.S. Patent and Trademark Office has made a preliminary determination that the ‘784 Patent and the ‘487 Application claim the same invention. The ‘487 Application covers the use of modified pectin to treat or inhibit metastasis. The ‘784 Patent covers the oral administration of modified pectin to treat cancer and metastasis among other things . We are the exclusive licensee to both the issued patent and the patent application.

We intend to comply with our obligations and responsibilities under the respective license agreements for the ‘487 Application and ‘784 Patent, including taking all steps necessary to perfect and maintain the '487 Application. We will cooperate with the ‘487 Application inventor in the interference to make sure that the claims of the ‘487 Application are not reduced or eliminated. Under our license agreement for the ‘784 Patent, in the event of an interference, we have the right to direct the inventors to amend the ’784 Patent, or take any further action we deem reasonably necessary to avoid, overcome, or terminate any interference proceeding.

As is standard in interference proceedings, the Board of Patent Appeals and Interferences will first examine whether the claims of the ‘487 Application and the ‘784 Patent that are subject to the interference are in fact the same invention or are patentably distinct (i.e., separate inventions). If the claims are determined to be patentably distinct then the interference is ended and the ‘487 Application and the ‘784 Patent will each retain their full scope of claims.

If the claims are determined to be the same invention then we will utilize our ability to modify the ‘784 Patent so that there is no longer any interference between the ‘487 Application and the ‘784 Patent. This would allow the broader claims of the ‘487 Application, which are not limited to oral administration, to issue as a patent in full. Even if the claims of the ‘784 Patent were amended or reduced, the ‘487 Application would still cover the oral administration of GCS-100.

Under our license with David Platt, he has the right to prosecute the patent applications covered by the license and therefore we do not have ultimate control over the scope of claims that may issue from those patent applications.

Our potential products or business activities could be determined to infringe intellectual property rights of third parties despite our issued patents. Any claims against us or any purchaser or user of our potential products, including GCS-100, asserting that such product or process infringes intellectual property rights of third parties, if determined adversely to us, could have a material effect on our business, financial condition or future operations. Any asserted claims of infringement, with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.

WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES AND IF WE ARE UNABLE TO CONTINUE LICENSING THIS TECHNOLOGY OUR FUTURE PROSPECTS MAY BE MATERIALLY ADVERSELY AFFECTED.

We license technology, including technology related to GCS-100, from third parties. We anticipate that we will continue to license technology from third parties in the future. To maintain our license with David Platt we must pay an annual license fee equal to the greater of $50,000 or 2% of product sales. To maintain our license with Wayne State University and the Barbara Ann Karmanos Cancer Institute we must, among other things, pay Wayne State University and the Barbara Ann Karmanos Cancer Institute up to $3 million in milestone payments, $10,000 per month until FDA approval (which payments are offset against future royalties), 2% royalties on product sales, or 15% of certain non-royalty or R&D payments received from sublicensees and receive FDA or equivalent agency approval to sell GCS-100 by January 1, 2008, unless we exercise our option to extend such date to January 1, 2009 or 2010. If we exercise such option, we are obligated to pay Wayne State University and the Barbara Ann Karmanos Cancer Institute an amount within 30 days of FDA approval equal to the number of months from the date such option is exercised until FDA approval times $10,000.

The technology we license from third parties would be difficult to replace and the loss of this technology would materially adversely affect our future prospects.

 WE ARE ENGAGED IN LITIGATION WITH DAVID PLATT AND PRO-PHARMACEUTICALS, INC. AND IF WE ARE UNSUCCESSFUL, WE MAY BE HARMED.

On January 29, 2004, David Platt commenced suit against us and certain of our current and former directors in the Massachusetts Superior Court in Suffolk County. In his Complaint, Platt seeks damages for alleged breach of his severance agreement with us, including the failure to pay approximately $180,000 in severance benefits and alleged breaches in connection with the maintenance by us of certain restrictions on Platt’s sale of stock. The Complaint further asserts claims against some of our current and former directors for alleged breaches of fiduciary duty in failing to assist in the removal of restrictive legends on David Platt’s shares. David Platt also purports to state claims for double or treble damages, as well as attorney fees, under the Massachusetts Unfair Trade Practice Act.

On February 23, 2004, we filed our Answer and counterclaimed against David Platt for breach of his severance agreement, against Pro-Pharmaceuticals, Inc. for tortious interference with the severance agreement, and against David Platt and Pro-Pharmaceuticals for misappropriation of proprietary rights and for unfair and deceptive acts. We are seeking monetary damages and injunctive relief to prevent David Platt and Pro-Pharmaceuticals from engaging in certain competitive activities relating to the use of polysaccharides to treat cancer and we are further seeking the assignment by David Platt and Pro-Pharmaceuticals of certain intellectual property to us. Under the counterclaim for unfair and deceptive acts, we are seeking treble damages as well as attorney fees.

On June 21, 2004, we added a supplemental counterclaim against David Platt and Pro-Pharmaceuticals for injurious falsehood, unfair competition and unfair and deceptive acts relating to statements made by Pro-Pharmaceuticals regarding certain patent applications we discontinued prosecuting and contractually returned to David Platt. We seek injunctive relief and monetary damages.

If we are unsuccessful in defending against David Platt’s claims or in prosecuting our counterclaims, we could be materially adversely affected.

WE EXPECT TO REMAIN DEPENDENT ON THIRD PARTIES FOR RESEARCH AND DEVELOPMENT ACTIVITIES NECESSARY TO COMMERCIALIZE OUR PRODUCTS.

We utilize the services of several scientific and technical consultants to oversee various aspects of our protocol design, clinical trial oversight and other research and development functions. We contract out most of our research and development operations for GCS-100, utilizing third-party contract manufacturers such as Hyaluron, Inc. and Johnson Matthey Pharma Services, Inc. to manufacture GCS-100, Fisher Clinical Services, Inc. for drug inventory and shipping services, Incell Corporation, LLC, Cambrex Bio Science Walkersville, Inc., TGA Sciences, Inc. and PPD Development, LP for assay and other development work and third-party contract research organizations, such as Quest Pharmaceutical Services, LLC, Veristat, Inc. and Medelis, Inc. in connection with preclinical and/or clinical studies in accordance with our designed protocols, as well as conducting research at medical and academic centers, such as Barts and The London, Queen Mary’s School of Medicine, and the Dana-Farber Cancer Institute.

Because we rely on third parties for much of our research and development work, we have less direct control over our research and development. We face risks that these third parties may not be appropriately responsive to our time frames and development needs and could devote resources to other customers. In addition, certain of these third parties may have to comply with FDA regulations or other regulatory requirements in the conduct of this research and development work, which they may fail to do.

IF THE THIRD PARTIES WE RELY ON FOR MANUFACTURING ARE UNABLE TO PRODUCE THE NECESSARY AMOUNTS OF GCS-100, DO NOT MEET OUR QUALITY NEEDS OR TERMINATE THEIR RELATIONSHIPS WITH US, OUR BUSINESS WILL SUFFER.

We do not presently have our own manufacturing operations, nor do we intend to establish any unless and until, in the opinion of management, the size and scope of our business so warrants. While we have established a manufacturing relationship with Hyaluron, Inc. and Johnson Matthey Pharma Services, Inc. to provide us with GCS-100 that we believe will provide the capability to meet our anticipated requirements for the foreseeable future, we have not entered into any long-term arrangements for manufacturing and such arrangements may not be obtained on desirable terms. For the foreseeable future, we will be dependent upon third parties to manufacture GCS-100.

Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. Because our manufacturing process is still in a development stage, any changes made to a final commercial manufacturing process may present technical problems to an independent manufacturer. Third-party manufacturers may not comply with FDA regulations, or other regulatory requirements relating to the manufacturing of GCS-100, including compliance with current good manufacturing practice, or cGMP. We do not have control over, other than through contract, third-party manufacturers’ compliance with these regulations and standards. If our manufacturers are unable or unwilling to continue manufacturing GCS-100 in required volumes, we will have to identify acceptable alternative manufacturers. If we need to change manufacturers, these new manufacturers must meet FDA and foreign regulatory standards. The use of a new manufacturer may cause significant expense and interruptions in supply if the new manufacturer has difficulty manufacturing GCS-100 to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of GCS-100.

MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO AND MAY BE ABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS THAT MAKE OUR POTENTIAL PRODUCTS NON-COMPETITIVE.

We face significant competition from firms currently engaged in the pharmaceutical and biotechnology industries. GCS-100, our lead drug candidate, being developed for the treatment of various forms of cancer, addresses large markets, which are already populated with several biotechnology and large pharmaceutical companies. These companies utilize different drug discovery platforms, including but not limited to small molecules, protein-based drugs, liposome technology, and genomics. The drug development industry is intensely competitive. According to industry surveys, there are approximately 400 new drug candidates in development to treat various types of cancer, many of them for multiple indications. According to the PhRMA, approximately 170 pharmaceutical and biotechnology companies and the National Cancer Institute are conducting these efforts. It is estimated that 100 biotechnology companies have more than 100 drug candidates in later stages of clinical development than GCS-100 for acute, life threatening disease, and late stage disease, and that over forty percent of these drug candidates are being developed to treat various types of cancer. Many of our actual or potential competitors have significantly greater financial resources and/or drug development experience than we have. There is no assurance that other carbohydrate-based or non-carbohydrate-based drugs with similar clinical effects to GCS-100 may not already be in development by other companies or that other companies may not successfully develop such drugs in the future.

A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. We compete with biotechnology and pharmaceutical companies for funding, access to new technology, research personnel and in product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing alternatives to our products and technologies. We expect that GCS-100 and other product candidates will face intense competition from existing or future drugs. In addition, our product candidates may face increasing competition from generic formulations or existing drugs whose active components are no longer covered by patents. These generic formulations or drugs would present lower-priced competition.

In the two cancer types in which we have conducted Phase II(a) clinical trials, pancreatic and colorectal, there are many drugs being developed. We believe, based on industry studies there are, including GCS-100, approximately 6 drugs in Phase I, 11 drugs in Phase II, 7 drugs in Phase III or pre-registration for treatment of pancreatic cancer. In addition, GCS-100, if it receives FDA approval for pancreatic cancer, will face competition from existing drugs approved or used to treat pancreatic cancer. These drugs are fluorouracil (5-FU), Eli Lilly’s gemcitabine (Gemzar) and Supergens’ Mitozytrex. Recently, OSI Pharmaceuticals received a positive vote by the FDA’s ODAC panel for a recommendation to approve Tarceva® in combination with Gemzar for treatment of advanced pancreatic cancer in patients who have not received previous chemotherapy. Combination studies utilizing new drug candidates and Gemzar are ongoing and combination therapies of new drug candidates and Gemzar may present future competition.

We believe, based on industry studies, there are, including GCS-100, approximately 11 drugs in Phase I, 12 drugs in Phase II, and 10 drugs in Phase III or in pre-registration for treatment of colorectal cancer. In addition, GCS-100, if it receives FDA approval for colorectal cancer, will face competition from existing drugs approved or used to treat colorectal cancer. These drugs include Genenetech’s Avastin, Roche Pharmaceuticals’ capecitabine (Xeloda), fluorouracil (Adrucil or 5-FU), leucovorin in combination with 5-FU, Janssen’s levamisole (Ergamisol) in combination with 5-FU, Pharmacia’s irinotecan (Camptosar) and Imclone’s Erbitux.

We initiated a Phase I/II trial in multiple myeloma in March 2005. We believe, based on industry studies, there are, including GCS-100, approximately 6 drugs in Phase I, 11 in Phase II and 7 in Phase III or in pre-registration for the treatment of multiple myeloma. In addition, GCS-100, if it receives FDA approval for treatment of multiple myeloma, will face competition from existing drugs approved or used to treat multiple myeloma. These drugs include vincristine, dexamethasone, prednisone, doxorubicin (Adriamycin), melphalan, etoposide, cytarabine, cisplatin, carmustine, cyclophosphamide, Celgene’s Thalomid and Millennium’s Velcade. The majority of the drugs are used in combination therapy in a variety of regimens.

In the fourth quarter of 2005, we also plan to initiate a Phase I/II clinical trial in chronic lymphocytic leukemia, or CLL. We believe based on industry studies, there are, other than GCS-100, approximately 4 drugs in Phase I, 7 drugs in Phase II and 2 drugs in Phase III or in pre-registration for the treatment of CLL. In addition, there are a number of clinical trials ongoing using a variety of approved chemotherapy agents in combination. If GCS-100 gains FDA approval for the treatment of CLL, it will face competition from approved therapies. Three commonly used chemotherapeutic drugs to treat CLL are chlorambucil, fludarabine and cyclophosphamide. In addition, a number of new approaches to treating CLL are being developed by competitors, including development of gene therapies, or DNA damage repair, tumor vaccines and monoclonal antibodies. Alemtuzumab (Campath®), a monoclonal antibody therapy, is the first of these new approaches to receive FDA approval for the treatment of CLL patients who have failed chemotherapy. Recently, Genta filed a New Drug Application with the FDA for accelerated approval of Genasense in CLL. Rituximab, another monoclonal antibody approved for use in certain types of non-Hodgkins lymphoma, also shows promise to be useful in treating CLL patients. As in many cancers, drugs to treat CLL are also being used and evaluated in combination which may provide them with a competitive advantage.

Our competitors may:

• successfully identify drug candidates or develop products earlier than we do;
• obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do;
• develop products that are more effective, have fewer side effects or cost less than our products; or
• successfully market products that may compete with our product candidates.

The success of our competitors in any of these efforts would adversely affect our ability to develop, commercialize and market our product candidates.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR DRUG CANDIDATES WOULD HARM OUR BUSINESS.

The FDA regulates the development, testing, manufacture, distribution, labeling and promotion of pharmaceutical products in the United States pursuant to the Federal Food, Drug, and Cosmetic Act and related regulations. We must receive pre-market approval by the FDA prior to any commercial sale of GCS-100 or any other drug candidate. Before receiving such approval we must provide preclinical data and proof in human clinical trials of the safety and efficacy of GCS-100 or any other drug candidates, which trials can take several years. In addition, we must show that we can produce GCS-100 or any other drug candidates consistently at quality levels sufficient for administration in humans. Pre-market approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of any drug candidate. By statute and regulation, the FDA has 180 days to review an application for approval to market a drug candidate; however, the FDA frequently exceeds the 180-day time period, at times taking up to 18 months. In addition, based on its review, the FDA or other regulatory bodies may determine that additional clinical trials or preclinical data are required. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with GCS-100 or any other drug candidates unless and until we obtain FDA approval to sell such products in commercial quantities for human application. In order to sell GCS-100 in countries outside the U.S., similar regulatory approval as required by the FDA will be required by that country’s regulatory body.

REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT OUR ABILITY TO SUCCESSFULLY SELL OR LICENSE ANY PHARMACEUTICAL PRODUCT.

Our ability to successfully sell or license any pharmaceutical product will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of our future pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 together with rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

IF WE ARE UNABLE TO ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PROVIDE SALES, MARKETING AND DISTRIBUTION CAPABILITIES, OR TO CREATE THESE FUNCTIONS OURSELVES, WE WILL NOT BE ABLE TO COMMERCIALIZE GCS-100 OR ANY OTHER PRODUCT CANDIDATES.

We do not have any sales, marketing or distribution capabilities. In order to commercialize GCS-100 or other product candidates, if any are approved, we must either make arrangements with third parties to provide sales, marketing and distribution capabilities or acquire or internally develop these functions ourselves. If we obtain FDA approval for GCS-100 or any other product candidate, we intend to rely on relationships with one or more pharmaceutical or biotechnology companies or other third parties with established distribution systems and/or direct sales forces to market GCS-100 or any other product candidate. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO RETAIN AND HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY.

Our success will depend on our ability to retain key employees and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Under our current clinical trial and business plan, we may add over 15 employees during the course of the next two years, primarily technical or scientific personnel, as needs develop. Competition for such personnel is intense and we may not be able to retain existing personnel or attract qualified employees in the future. Our current financial position, limited drug pipeline and small size make it more difficult to compete for such personnel against larger, more diversified companies. At present, we employ 15 full-time employees. We depend upon the personal efforts and abilities of our officers and directors, including Bradley J Carver, our President, CEO and Interim Chairman of the Board and John W. Burns, our Senior Vice President, Chief Financial Officer and a director and would be materially adversely affected if their services ceased to be available for any reason and comparable replacement personnel were not employed.

THE BIOTECHNOLOGY BUSINESS HAS A RISK OF PRODUCT LIABILITY, AND IN THE EVENT OF A SUIT AGAINST US, OUR BUSINESS COULD BE SEVERELY HARMED.

The testing, marketing and sale of biotechnology products entails a risk of product liability claims by patients and others. While we currently maintain product liability insurance, such insurance may not be available at reasonable cost and in the event of a significant adverse event with a patient such insurance would likely be insufficient to cover the full amount of the liability incurred. In the event of a successful suit against us, payments and damage to our reputation could have a material adverse effect on our business and financial condition. Even if such a suit is unsuccessful, our reputation could be damaged and litigation costs and expenditures of management time on such matters could adversely affect our business and financial condition.

WE ARE CONTRACTUALLY OBLIGATED TO ISSUE SHARES IN THE FUTURE, INCLUDING SHARES TO BE ISSUED UPON THE CONVERSION OF OUTSTANDING PREFERRED STOCK AND WARRANTS HELD BY EIS, WHICH WILL CAUSE SUBSTANTIAL DILUTION OF YOUR INTEREST IN US.

As of October 31, 2005, there were outstanding options to purchase 661,178 shares of common stock, at a weighted average exercise price of $5.86 per share and warrants to purchase 10,249,319 shares of common stock at a weighted average exercise price of $3.93 per share. Certain of these warrants have weighted average or full ratchet anti-dilution provisions which may result in the lowering of their exercise prices. Moreover, we may in the future issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of shareholders.

Elan International Services, Ltd., or EIS, owns 6,153.51 shares of our Series A preferred stock and 3,471.15 shares of our Series B preferred stock. Each share of our Series A preferred stock and Series B preferred stock is convertible into approximately 166.67 shares of our common stock, subject to anti-dilution adjustments. The Series B preferred stock bears a 7% dividend payable in Series B preferred stock, which compounds annually. Any accrued but unissued Series B preferred stock dividends would be converted into common stock upon conversion of the Series B preferred stock. As of September 30, 2005, there were 847.63 shares of accrued but unpaid Series B preferred dividends. Accordingly, EIS could acquire upon exercise of warrants held by it and the conversion into common stock of all shares of Series A and Series B preferred stock held by it, including accrued dividends as of September 30, 2005 on the Series B preferred stock but no future dividends, a total of 1,883,645 shares of common stock. This amount of shares represents 13.9% of our common stock outstanding as of September 30, 2005. Pursuant to provisions in our agreement with EIS, if the exercise or conversion of any of our securities held by EIS would result in EIS owning more than 9.9% of our common stock at any time, EIS may opt to receive non-voting securities instead of common stock.

As of October 31, 2005, we have 2,998.662 shares of Series D preferred stock outstanding, which includes shares issued as dividends. The Series D preferred stock bears a cumulative 8% dividend payable quarterly in arrears in cash or shares of Series D preferred stock, at our option. Each share of Series D preferred stock currently converts into 1,000 shares of common stock, subject to full ratchet anti-dilution protection. Under such anti-dilution protection in the event of the issuance of common stock or securities convertible into common stock at a price per share below the Series D conversion price (currently $1.00), the Series D conversion price would automatically be lowered to the price at which such securities were issued. Certain issuances do not result in any adjustment of the Series D conversion price, including exercise or conversion of existing securities, issuance or exercise of options from our current equity compensation plans, securities issued in connection with strategic partnering transactions and securities not classified as capital stock.

BECAUSE THE CURRENT AND POTENTIAL MEMBERS OF OUR BOARD OF DIRECTORS COULD CONTROL A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY COULD EXERCISE SUBSTANTIAL CONTROL OVER US.

The holders of the common stock do not have cumulative voting rights. Our directors, two of whom are executive officers of GlycoGenesys, own approximately 3.2% collectively of our common stock outstanding as of October 31, 2005. One of the conditions of the transactions between us, Elan and EIS required that we expand our board of directors at our 2002 annual stockholder’s meeting at which time EIS could appoint one director. EIS decided not to appoint a director at our 2002 annual stockholders’ meeting but may choose to do so in the future as long as they own at least 10% of our common stock (assuming exercise or conversion of convertible or exercisable securities held by EIS). If EIS appoints a director, members of the board of directors and their affiliates would own approximately 3.2% of our common stock outstanding as of October 31, 2005, assuming EIS has not converted or exercised any of our securities held by it, and the same number of shares are outstanding at such time as are currently outstanding. If EIS and our directors were to have converted or exercised all of our securities held by them, the members of our board of directors and their affiliates would own approximately 15.8% of the common stock outstanding as of October 31, 2005, assuming the number of shares outstanding at such time equals the number of shares currently outstanding plus the number of shares issued on exercise or conversion of securities held by EIS and our directors. This concentration of ownership would allow these stockholders to substantially influence all matters requiring stockholder approval and could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price.

OUR STOCK PRICE COULD DECLINE IF A SIGNIFICANT NUMBER OF SHARES BECOME AVAILABLE FOR SALE.

In addition to the shares covered by this registration statement, as of October 31, 2005, approximately 1,219,688 shares of common stock presently issued and outstanding are “Restricted Securities” as that term is defined in Rule 144 promulgated under the Act. In general, a person (or persons whose shares are aggregated) who has satisfied a one year holding period may sell, within any three month period, an amount of restricted securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Restricted securities can be sold, under certain circumstances, without any quantity limitation, by persons who are not affiliates of GlycoGenesys and who have beneficially owned the shares for a minimum period of two years. The sale of these restricted shares as well as the shares registered under our other eleven effective registration statements, shall increase the number of free-trading shares and may have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely affect our ability to raise additional equity capital.

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND OUR COMMON STOCK IS THINLY TRADED, AND THIS COULD RESULT IN SUBSTANTIAL LOSSES BEING INCURRED BY YOU.

The market price of our common stock, which is traded on the National Association of Securities Dealers Automated Quotation system (Nasdaq Capital Market) has been, and may continue to be, highly volatile. During the twelve months ending October 31, 2005, our common stock has traded at prices ranging from $0.63 to $3.78 per share, after giving retroactive effect to the 1-for-6 reverse stock split we effected on December 21, 2004. Factors such as announcements of clinical trial results, financings, legal proceedings, technological innovations or new products, either by us or by our competitors or third parties, as well as market conditions within the biotechnology and pharmaceutical industries, may have a significant impact on the market price of our common stock.

In addition, the stock market has from time to time, and especially in the last few years, experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Current market conditions are particularly unstable and there is a large degree of uncertainty at this time. In general, biotechnology stocks tend to be volatile even during periods of relative market stability because of the high rates of failure and substantial funding requirements associated with biotechnology companies. Market conditions and conditions of the biotechnology sector could negatively impact the price of our common stock.

Shares of our common stock have historically been "thinly-traded", meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. As of November 11, 2005, our average trading volume per day for the past three months was approximately 168,200 shares a day with a high of 1,232,300 shares traded and a low of 19,300 shares traded. This situation is attributable to a number of factors, including the fact that we are a small company which may be relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow a small developing company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for shares of our common stock will develop or be sustained, or that current trading levels will be sustained.

Fusion Capital's purchase of up to $40,000 of our common stock as often as each trading day which would be available for sale into the market could cause our common stock price to decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. Using the closing price on November 11, 2005, of $0.82 as an example, Fusion Capital would be issued approximately 48,800 shares each trading day if we elected to have them purchase the daily purchase amount, and the average trading volume for the prior three months is 168,200 per day. The market price of our common stock could decline given our average trading volume compared to the number of shares potentially issuable to Fusion Capital and the voting power and value of your investment would be subject to continual dilution if Fusion Capital purchases the shares and sells those shares into the market, although there is no obligation for Fusion Capital to sell such shares. Any adverse affect on the market price of our common stock would increase the number of shares issuable to Fusion Capital each trading day which would increase the dilution of your investment. Although we have the right to reduce or suspend Fusion Capital purchases at any time, our financial condition at the time may require us to waive our right to suspend purchases even if there is a decline in the market price.

Contractual 9.9% beneficial ownership limitations prohibit Fusion Capital, together with its affiliates, from beneficially owning more than 9.9% of our outstanding common stock. This 9.9% limitation does not prevent Fusion Capital from purchasing shares of our common stock and then reselling those shares in stages over time where Fusion Capital and its affiliates do not, at any given time, beneficially own shares in excess of the 9.9% limitation. Consequently, these limitations will not necessarily prevent substantial dilution of the voting power and value of your investment.

NOTE ON FORWARD-LOOKING STATEMENTS

Forward-looking statements are made throughout this prospectus. Typically, the use of the words “believe”, “anticipate”, “plan”, “expect”, “seek”, “estimate” and similar expressions identify forward-looking statements. Unless an historical event is described, the statement should be considered a forward-looking statement. In keeping with the “Safe Harbor” provision of the Private Securities Litigation Reform Act of 1995, it should be noted that forward-looking statements regarding our future expectations and projections are not guarantees of future performance. They involve risks, uncertainties and assumptions, and many of the factors that will determine our future results are beyond our ability to control or predict. Therefore, actual results may differ significantly from those suggested by forward-looking statements. These risks include those detailed under the heading “Risk Factors” described in the preceding pages and elsewhere in this prospectus.

MARKET FOR OUR COMMON STOCK

Our securities trade on the Nasdaq Capital Market under the symbol GLGS. The following table shows the high and low sales prices of our common stock during 2003 and 2004 and for the first three quarters of 2005 after giving retroactive effect to the 1-for-6 reverse stock split effected by us on December 21, 2004:

QUARTER ENDED	SALES PRICE
	High	Low
2003
March 31	$3.00	$1.08
June 30	8.34	1.80
September 30	11.70	2.70
December 31	12.60	6.60
2004
March 31	10.32	5.22
June 30	6.30	2.52
September 30	4.02	2.22
December 31	3.78	2.04
2005
March 31	2.35	0.72
June 30	2.29	0.63
September 30	1.39	0.90

As of September 30, 2005, we had 442 holders of record of our common stock. This number does not include those beneficial owners whose securities are held in street name. The total number of stockholders is estimated to be approximately 7,800.

Equity Compensation Plan Information as of December 31, 2004

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by security holders (2)	315,796	$11.40	425,345

Equity compensation plans not approved by security holders (3)	5,000	$18.00	--

Total	320,796	$11.50	425,345

(1)	Excludes securities to be issued upon the exercise of outstanding options, warrants and rights.
(2)	Consists of SafeScience, Inc. 1998 Stock Option Plan, GlycoGenesys, Inc. 2000 Stock Incentive Plan, as amended, and GlycoGenesys, Inc. 2003 Omnibus Incentive Plan.
(3)
Consists of 1996 Non-Qualifying Stock Option Plan. The 1996 Non-Qualifying Stock Option Plan (the “1996 Plan”) provides for the grant of non-qualified stock options for an aggregate of 83,334 shares to our employees, officers, directors, consultants and advisors. The 1996 Plan is administered by the Compensation Committee which has the discretion to determine the amount, price, vesting and term of options granted under the 1996 Plan, provided however, that no option may have a term longer than ten years and no option may be granted more than 10 years after the effective date of the 1996 Plan. The exercise price of options granted under the 1996 Plan may be paid in cash, or at the discretion of the Compensation Committee, in shares of our common stock (owned for at least 30 days) having a fair market value equal to the aggregate exercise price.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs. Our Series B preferred stock and Series D preferred stock have the right to receive dividends at a rate of 7% and 8% annually, respectively, per their terms.

Selected Consolidated Financial Data

The selected financial data presented below has been derived from our consolidated financial statements. The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the fiscal years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2004 and 2003 are derived from our consolidated financial statements appearing elsewhere in this prospectus and which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated statement of operations data for the fiscal year ended December 31, 2001 and 2000 and the consolidated balance sheet data as of December 31, 2001 and 2000 are derived from our consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 2005 and 2004 and as of June 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and that include, in the opinion of management, all adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for those periods. The information shown below may not be indicative of our future results of operations.

	Six Months Ended		Year Ended December 31,
Statement of Operations Data:	June 30, 2005	June 30, 2004	2004	2003	2002	2001	2000
Research and development (1)	$2,393,750	$2,596,692	$5,160,008	$4,081,944	$1,961,033	$4,291,064	$6,182,150
General and administrative	2,218,186	2,735,443	5,056,146	3,574,268	3,838,348	4,045,088	4,093,507
Restructuring charge (credit) (2)	--	--	--	--	--	(177,283)	1,478,956
Total operating expenses	$(4,611,936)	$(5,332,135)	$(10,216,154)	$(7,656,212)	$(5,799,381)	$(8,158,869)	$(11,754,613)

Other income (expense):
Equity in loss of SafeScience Newco, Ltd. (3)	--	--	--	--	(4,418,206)	(14,188,470)	--
Interest income	18,205	13,710	34,103	25,457	96,056	187,721	216,842
Other income (expense)	1,249	57,420	57,335	8,554	7,354	(33,345)	(243,373)
Total other income (expense)	19,454	71,130	91,438	34,011	(4,314,796)	(14,034,094)	(26,531)
Loss from continuing operations	(4,592,482)	(5,261,005)	(10,124,716)	(7,622,201)	(10,114,177)	(22,726,163)	(11,781,144)

Loss from discontinued operations (4)	--	--	--	--	--	(533,200)	(5,489,167)
Net loss	(4,592,482)	(5,261,005)	(10,124,716)	(7,622,201)	(10,114,177)	(22,192,963)	(17,270,311)
Accretion and accrual of preferred stock dividends (5)	(329,359)	(227,542)	(457,585)	(426,481)	(2,725,387)	(404,273)	--
Net loss applicable to common stock	$(4,921,841)	$(5,488,547)	$(10,582,301)	$(8,048,682)	$(12,839,564)	$(23,130,436)	$(17,270,311)

Basic and diluted net loss per common share from continuing operations (6)	(0.48)	(0.66)	(1.15)	(1.18)	(2.07)	(4.91)	(3.86)
Basic and diluted net loss per common share from discontinued operations (6)	--	--	--	--	--	(0.12)	(1.80)

Basic and diluted net loss per common share (6)	(0.48)	(0.66)	(1.15)	(1.18)	(2.07)	(5.03)	(5.66)
Weighted average number of common shares outstanding (6)	10,355,612	8,359,001	9,221,570	6,811,597	6,188,932	4,602,000	3,052.470

		As of December 31,
	As of June 30, 2005	2004	2003	2002	2001	2000
Balance Sheet Data:
Cash and cash equivalents	$4,139,577	$2,245,790	$3,193,575	$6,299,006	$7,977,910	$2,547,353
Working capital	2,228,148	828,605	2,130,785	5,541,248	5,703,600	1,768,337
Total assets	5,006,218	3,105,176	3,964,753	7,129,563	8,888,436	5,779,117
Other equity (7)	--	--	--	--	15,091,827	866,216
Stockholders' equity (deficit) (7)	2,707,754	1,346,010	2,600,306	6,039,408	(8,927,246)	1,845,751

For a more detailed discussion regarding uncertainties see Note 1 of the Notes to Consolidated Financial Statements. For more detailed discussion of significant items that materially affect the comparability of the information reflected above, please refer to the following footnotes of the financial statements contained herein:

(1)
Research and development expenses in 2001 and 2002 exclude research and development costs incurred by SafeScience Newco, Ltd. Our share of such costs is included with our Equity in loss of SafeScience Newco, Ltd. See Note 3 of the Notes to Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002.

(2)
Restructuring charge (credit) in 2000 reflects our reduction of the scope of operations in consumer and industrial products, resulting in a charge in 2000 including severance and related expenses and a credit in 2001.

(3)
Equity in loss of SafeScience Newco, Ltd. reflects our share of the losses of SafeScience Newco, Ltd. during the period July 10, 2001 through December 18, 2002. See Note 3 of the Notes to Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002.

(4)	Discontinued operations reflect the cost of the discontinuance of consumer and industrial products effective November 2000.

(5)	See Note 5 of the Notes to Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 regarding the accretion of dividends on preferred stock.

(6)	On December 21, 2004, we effected a 1-for-6 reverse stock split. All per share and share numbers have been retroactively adjusted to reflect this reverse stock split.

(7)
Other equity in 2000 includes the value of 729,445 shares issued upon the cashless exercise of an adjustable warrant, which was recorded in an amount equal to the fair market value. Other equity in 2001 includes the carrying value of Series A, B and C preferred shares. On April 15, 2002, provisions of the Series B and C stock agreements that could result in the redemption of such shares for cash at the option of the holder were amended, and, accordingly, we reclassified the Series B and C preferred stock. In connection with the termination of our joint venture agreement with Elan on December 18, 2002, the feature of the Series A preferred stock enabling the holder to exchange such shares into our assets was cancelled, and, accordingly, we reclassified the Series A preferred stock to stockholders’ equity.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $20.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. Any proceeds that we receive from Fusion Capital under the common stock purchase agreement will be used for funding the enrollment of our Phase I/II multiple myeloma and chronic lymphocytic leukemia dose escalation trials for GCS-100 and other working capital and general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, and should be read in conjunction with our financial statements and related notes. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In addition, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those discussed in “Risk Factors,” “Forward Looking Statements,” and elsewhere in this prospectus.

Overview

GlycoGenesys, Inc. is a biotechnology company developing novel drug candidates primarily based on carbohydrate compounds and related technologies. Our lead drug candidate GCS-100®, a potential treatment for multiple forms of solid tumors and bloodborne cancers, has completed Phase II(a) clinical trials for colorectal and pancreatic cancer using a 20 mg/m2 dose of the former high ethanol formulation.

Our near-term objectives are to continue to proceed through the various phases of United States Food and Drug Administration (“FDA”) clinical trials for GCS-100LE, a low-ethanol formulation of GCS-100, and to secure the necessary financial resources to conduct such trials, through raising funds in the capital market and repartnering with a large biotechnology or pharmaceutical company.

In pursuing these objectives, in May 2004, we initiated a Phase I dose escalation trial in multiple solid tumor indications evaluating GCS-100LE which is being conducted at Sharp Memorial Hospital, Clinical Oncology Research in San Diego and the University of Arizona Cancer Center at Tucson and at Scottsdale, AZ. To date, we have enrolled 23 patients and have reached a maximum tolerated dose of 160 mg/m2 for the dosing regimen, the primary objective of the trial. We are now enrolling one additional patient at the 160mg/m2 level which will conclude this trial. In addition, a Phase I/II trial testing GCS-100LE in multiple myeloma at the Dana-Farber Cancer Institute, Boston, MA was initiated in April 2005; a Phase II trial in multiple myeloma is expected to begin in the third quarter of 2006. We plan to begin a Phase I/II trial testing GCS-100LE in chronic lymphocytic leukemia, CLL, in the fourth quarter of 2005 and to initiate a Phase II/III pivotal trial in CLL in the fourth quarter of 2006. A Phase II solid tumor trial with GCS-100LE is planned to begin in the second half of 2006, which will likely test GCS-100LE in combination with an approved cancer therapy.

We continue to pursue our goal of consummating a strategic funding through a partnership with a biotechnology or pharmaceutical company or a relationship with fundamental, long term investors in order to provide long-term funding. We have met with many such organizations and entities during 2005. Several have expressed interest in a potential strategic relationship and want to review the interim data from our bloodborne cancer trials expected in the second quarter of 2006 before committing to negotiating an alliance. We continue to pursue these activities as well as additional funding opportunities to supplement the common stock purchase agreement with Fusion Capital announced on October 24, 2005.

Our business was founded in 1992 as IGG International, Inc. to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada Inc., a publicly-traded corporation having no active operations. In 1998, we changed our name to SafeScience, Inc. and in October 2001, we changed our name to GlycoGenesys, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and the telephone number is (617) 422-0674. Our research laboratory is located in Cambridge, MA. Our home page is located on the World Wide Web at http://www.glycogenesys.com.

We have two wholly-owned subsidiaries, International Gene Group, Inc. (“IGG”), and SafeScience Products, Inc. (“SafeScience Products”). These subsidiaries are currently non-operating subsidiaries.

GCS-100 is a complex carbohydrate intended to fight bloodborne and solid tumor cancers and their metastases, either as a monotherapy or in combination with approved chemotherapies. In addition to the intellectual property we own relating to GCS-100, we have exclusive licenses from David Platt and Wayne State University and the Barbara Ann Karmanos Cancer Institute relating to GCS-100.

Critical Accounting Policies

Our significant accounting policies are described in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus. The accounting policies used in preparing our interim unaudited condensed consolidated financial statements for the six months ended June 30, 2005 are the same as those described in our Consolidated Financial Statements.

Our critical accounting policies are those that are important to the portrayal of our financial condition and operating results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our most critical accounting policies are as follows:

Termination of Joint Venture With Elan—In December 2002, we terminated our joint venture with Elan. Pursuant to the termination agreement, we acquired all of Elan’s equity interest in SafeScience Newco in exchange for a royalty interest on certain future revenues and payments related to GCS-100. Under the termination agreement, such royalty payments, if any, are to be reduced by certain development costs to be incurred by us. A discounted cash flow analysis was applied to both the estimated future royalty payments and the offsetting development costs to be incurred by us to measure the cost of the acquisition and the related liability. The valuation of the royalty liability was determined using an income approach, discounted based on the estimated likelihood that such payments will ultimately be required to be made. Based upon this analysis, we believe that the fair value of the development costs to be reimbursed by Elan approximates the fair value of the estimated future royalty payments, accordingly no liability for the future contingent royalty payments has been reflected in our financial statements.

Accrued clinical research organization costs—The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reported period. Specifically, our management must make estimates of costs incurred to date but not yet invoiced in relation to external clinical research organization, or CRO, costs. Management analyzes the progress of clinical trials, invoices received and budgeted costs when evaluating the adequacy of the accrued liability. Significant management judgments and estimates must be made and used in connection with the accrued balance in any accounting period. While we base our judgments and estimates on historical experience and other assumptions that management believes are appropriate and reasonable under current circumstances, actual results may differ from those estimates. Any changes to these estimates would affect both our operating results and cash flows.

Results of Operations: Six Months Ended June 30, 2005 versus June 30, 2004

We had a net loss before accretion and accrual of preferred stock dividends of $4,592,482 for the six months ended June 30, 2005 versus $5,261,005 for the six months ended June 30, 2004.

Research and Development Expenses —

Our research and development expenses for the six months ended June 30, 2005 and 2004 were reported in the following financial statement captions:

	Six Months Ended June 30,
	2005	2004
GCS-100 - R&D	$2,415,402	$2,554,152
Other Products - R&D	(21,652)	42,540
Total Research & Development Expenses	$2,393,750	$2,596,692

Total research and development expenses of $2,393,750 for the six months ended June 30, 2005 decreased $202,942, or 8%, from $2,596,692 of expenses for the six months ended June 30, 2004.

Total GCS-100 development expenses of $2,415,402 for the six months ended June 30, 2005 decreased $138,750, or 5%, from $2,554,152 of expenses for the six months ended June 30, 2004. This decrease is primarily due to decreased (i) production costs of $554,000, (ii) CRO expenses of $52,000, (iii) regulatory expenses of $46,000 and (iv) $36,000 in decreased recruitment expenses. The decreases were partially offset by increases of (i) $159,000 in clinical site expenses, (ii) $103,000 in payroll expenses, (iii) $93,000 in consulting expenses, (iv) $81,000 in laboratory operation expenses, (v) analytical method expenses of $44,000, (vi) $35,000 in expenses related to our scientific advisory board and (vii) $30,000 in patent fees.

Research and development expenses for our previously developed agricultural compounds, which consisted primarily of registration and license fees, were offset by the cancellation of an accrued license fee of $25,000, resulting in a decrease in expenses of $64,192, or 151%, to $(21,652) for the six months ended June 30, 2005 from $42,540 for the six months ended June 30, 2004. Our agricultural products have either been sold or are no longer being developed.

General and administrative expenses decreased to $2,218,186 for the six months ended June 30, 2005 from $2,735,443 for the six months ended June 30, 2004, a decrease of $517,257, or 19%. This decrease is primarily attributable to decreased (i) legal expenses of $317,000, (ii) payroll expenses of $150,000, (iii) rent expense of $44,000, (iv) accounting expenses of $38,000, (v) insurance expenses of $37,000 and (vi) $15,000 in public relation activities. These decreases were partially offset by increases of (i) $80,000 in expenses related to the special shareholder meeting and (ii) $24,000 in consulting expenses.

Interest income increased to $18,205 for the six months ended June 30, 2005 from $13,710 for the six months ended June 30, 2004, an increase of $4,495, or 33%. This increase is attributable to an increase in cash available for investment with higher rates of return on those investments.

Other income decreased to $1,249 for the six months ended June 30, 2005 from $57,420 for the six months ended June 30, 2004, a decrease of $56,171. This decrease is primarily attributable to the non-recurring income of $50,000 related to the sale of our Elexa product line in June 2004.

Results of Operations: Year Ended December 31, 2004 versus Year Ended December 31, 2003

We had a net loss applicable to common stock of $10,582,301 for the year ended December 31, 2004 versus a net loss applicable to common stock of $8,048,682 for the year ended December 31, 2003. The net loss applicable to common stock for the year ended December 31, 2004 included a charge of $457,585 for dividends accreted on our Series B convertible preferred stock compared to a charge of $426,481 for dividends accreted for the year ended December 31, 2003.

Research and Development Expenses - Developing carbohydrate-based therapeutic compounds is our primary business focus and to a lesser extent, we formerly developed nontoxic agricultural products. Both areas are, or were, in the research and development phase and explanations of the changes in both areas from year-to-year are described in this section.

Our research and development expenses for the year ended December 31, 2004 and 2003 were reported in the following financial statement captions:

	Years Ended December 31,
	2004	2003
GCS-100 - R&D	$5,103,186	$3,858,421
Other Products - R&D	56,822	223,523
Total Research & Development Expenses	$5,160,008	$4,081,944

Total research and development expenses for the year ended December 31, 2004 increased by approximately $1,078,064, or 26%, from the year ended December 31, 2003.

Total GCS-100 development expenses of $5,103,186 for the year ended December 31, 2004 represent an increase of $1,244,765, or 32%, from the $3,858,421 of expenses incurred during the year ended December 31, 2003. This increase is primarily attributable to increases of approximately (i) $367,000 of production costs for GCS-100 for clinical trials, (ii) $306,000 for laboratory operations, (iii) $277,000 for clinical trial expenses, (iv) $227,000 in consulting expense, (v) $225,000 for payroll expense, (vi) $84,000 for royalties and (vii) $69,000 of travel expenses, partially offset by reductions of $142,000 in preclinical expenses, $96,000 of analytical methods expenses and $87,000 in regulatory expense. We believe our development expenses for 2005 will increase significantly as a result of additional clinical trials.

Research and development expenses for Elexa-4 and Bb-447, our agricultural compounds, which consisted primarily of wages, consulting, development expense, and license fees, decreased $166,702, or 75%, to $56,822 for the year ended December 31, 2004 from $223,524 for the year ended December 31, 2003. The decrease reflects our sale of the Elexa product line and termination of Bb447 development.

General and Administrative Expenses - General and administrative expenses increased to $5,056,146 for the year ended December 31, 2004 from $3,574,268 for the year ended December 31, 2003, an increase of $1,481,878, or 41%. This increase was principally attributable to increases of $880,000 of legal expenses related to arbitration, litigation and intellectual property protection, $338,000 of consulting fees, payroll expenses of $156,000 and $143,000 for public and investor relations activities.

Interest Income - Interest income increased to $34,103 for the year ended December 31, 2004 from $25,457 for the year ended December 31, 2003, an increase of $8,646, or 34%. This increase is attributable to an increase in cash available for investment and higher rates of return on those investments.

Results of Operations: Year Ended December 31, 2003 versus Year Ended December 31, 2002

We had a net loss applicable to common stock of $8,048,682 for the year ended December 31, 2003 versus a net loss applicable to common stock of $12,839,564 for the year ended December 31, 2002. The net loss applicable to common stock for the year ended December 31, 2003 included a charge of $426,481 for dividends accreted on our Series B convertible preferred stock compared to a charge of $2,725,387 for dividends accreted on our Series A and B convertible preferred stock for the year ended December 31, 2002.

Research and Development Expenses - Developing carbohydrate-based therapeutic compounds is our primary business focus and to a lesser extent, we formerly developed nontoxic agricultural products. Both areas are, or were, in the research and development phase and explanations of the changes in both areas from year-to-year are described in this section.

Our research and development expenses for the years ended December 31, 2003 and 2002 were reported in the following financial statement captions:

	Years Ended December 31,
	2003	2002
GCS-100:
Equity in loss of SafeScience Newco	--	$4,221,887
R&D	$3,858,421	$1,616,633
Total GCS-100	3,858,421	5,838,520

Other Products - R&D	223,523	344,400
Total Research & Development expenses	$4,081,944	$6,182,920

Total research and development expenses for the year ended December 31, 2003 decreased by approximately $2,100,976, or 34%, from the year ended December 31, 2002.

Total GCS-100 development expenses of $3,858,421 for the year ended December 31, 2003 represent a decrease of $1,980,099 from the $5,838,520 of expenses incurred during the year ended December 31, 2002. This decrease is primarily attributable to a reduction of license fees paid to Wayne State University of $795,000 and non-cash research and development expenses of $615,000 in connection with warrants issued to Wayne State University and the Barbara Ann Karmanos Cancer Institute to purchase common stock that vested during 2002. Cost of managing our clinical trials decreased $957,000, or 77%, to $288,000 during the year ended December 31, 2003 from $1,245,000 for the year ended December 31, 2002, primarily due to completion of the field work on both the colorectal and pancreatic trials. These reductions were partially offset by increased production costs for GCS-100 of $401,000 to create inventory for future trials.

In July 2001, we transferred our rights to GCS-100 in the field of oncology to SafeScience Newco in connection with the formation of a joint venture with Elan. Costs related to GCS-100 incurred after the transfer to SafeScience Newco, which were on behalf of SafeScience Newco, were expensed by SafeScience Newco. These research and development costs were incurred either by us or EIS on behalf of SafeScience Newco. We reported our share of such expenses as a component of our equity in the loss of SafeScience Newco. Following the termination of the joint venture with Elan, on December 18, 2002, expenses associated with the development of GCS-100 are again charged to R&D expenses.

Research and development expenses for Elexa-4 and Bb-447, our former agricultural compounds, which consisted primarily of wages, consulting and license fees, decreased $120,877, or 35%, to $223,523 for the year ended December 31, 2003 from $344,400 for the year ended December 31, 2002. The decrease reflects the Company's de-emphasis of its agricultural products.

General and Administrative Expenses - General and administrative expenses decreased to $3,574,268 for the year ended December 31, 2003 from $3,838,348 for the year ended December 31, 2002, a decrease of $264,080, or 7%. This decrease is principally attributable to reductions of approximately (i) $370,000 in professional fees, (ii) $98,000 in investor relations expenses, (iii) $55,000 in office-related expenses, (iv) $49,000 in outside consulting expenses, (v) $43,000 in non-cash expenses, (vi) $37,000 in annual report costs and (vii) $17,000 in travel expenses. These decreases were partially offset by (i) increased payroll expense of $228,000, (ii) $163,000 of expenses charged to SafeScience Newco and included as a component of equity in loss of SafeScience Newco and (iii) a premium increase of $134,000 for director and officer liability insurance.

Interest Income - Interest income decreased to $25,457 for the year ended December 31, 2003 from $96,056 for the year ended December 31, 2002, a decrease of $70,599, or 73%. This decrease was attributable to a reduction in cash available for investment and lower rates of return on those investments.

Quarterly Results of Operations

The following table sets forth quarterly unaudited consolidated statements of operations for each of the ten quarters ended June 30, 2005. We believe that this data has been prepared on substantially the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our consolidated results of operations for the quarters presented. This unaudited consolidated quarterly data should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The historical results for any quarter do not necessarily indicate the results expected for any future period.

	Quarters Ended
	Mar 31,	June 30,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2004	2004	2004	2004	2003	2003	2003	2003
OPERATING EXPENSES:
Research and
development	$1,520	$873	$1,379	$1,217	$1,360	$1,204	$841	$656	$965	$1,620
General and
administrative	995	1,223	1,282	1,454	1,338	982	977	904	870	823
Total expenses	2,515	2,096	2,661	2,671	2,698	2,186	1,818	1,560	1,835	2,443
Operating loss	(2,515)	(2,096)	(2,661)	(2,671)	(2,698)	(2,186)	(1,818)	(1,560)	(1,835)	(2,443)
OTHER INCOME/(EXPENSE):
Equity in loss of
SafeScience
Newco, Ltd.	--	--	--	--	--	--	--	--	--	--
Other income (expense)	1	--	3	54	--	--	1	1	1	5
Interest income	5	13	7	7	13	7	9	7	4	5
Net loss	(2,509)	(2,083)	(2,651)	(2,610)	(2,685)	(2,179)	(1,808)	(1,552)	(1,830)	(2,433)
Accreted dividends on
preferred stock	(120)	(209)	(114)	(114)	(115)	(115)	(102)	(103)	(105)	(116)
Net loss applicable to
common stock	$(2,629)	$(2,292)	$(2,765)	$(2,724)	$(2,800)	$(2,294)	$(1,910)	$(1,655)	$(1,935)	$(2,549)
Basic and diluted
net loss per common
stock	$(.26)	$(.22)	$(0.33)	$(0.32)	$(0.28)	$(0.22)	$(0.31)	$(0.27)	$(0.27)	$(0.33)

Liquidity and Capital Resources

For the six months ended June 30, 2005, our operations utilized cash of $4,034,054 which, together primarily with increases in accounts payable, accrued liabilities and prepaid expenses, funded our operating losses. As of June 30, 2005, our accumulated deficit was $99,142,158 and our cash balances were $4,139,577 as of November 3, 2005, our cash balances were $1,373,722. We currently have funds sufficient to fund operations through November 2005. We intend to raise additional funds through sales of our securities and/or partnering with a larger pharmaceutical or biotechnology company.

We believe that our existing funds have the potential to maintain our operations through November 2005, consistent with prioritizing research and development and other expenditures and continuing to manage our accounts payable. We are working with an investment bank to secure additional funds likely through the issuance of convertible debt securities which we will sell solely to qualified institutional buyers and select larger institutional accredited investors. To the extent that we are unable to raise additional capital prior to the end of November 2005, we may be required to cease operations. Our future is dependent upon our ability to obtain financing to fund our operations. As of November 11, 2005, we have not obtained commitments from existing or potential investors to provide additional financing other than through the common stock purchase agreement with Fusion Capital Fund II, LLC (the “Fusion Agreement”). We expect to incur substantial additional operating costs, including costs related to ongoing research and development activities, preclinical studies and clinical trials.

While on October 21, 2005, we entered into the Fusion Agreement to sell to Fusion Capital up to $20 million of common stock over a 25 month period, we must maintain the effectiveness of the registration statement covering the shares that may be sold to Fusion Capital, of which this prospectus forms a part in order to issue stock and receive proceeds under the Fusion Agreement. In the event that under the common stock purchase agreement, we decide to issue more than 2,716,159 shares, i.e., greater than 19.99% of our outstanding shares of common stock as of the date of the agreement and we are listed on the Nasdaq Capital Market, we would first be required to seek shareholder approval. If our common stock was not listed on the Nasdaq, but rather traded through another service such as the OTC Bulletin Board, then we would not be limited by the 19.99% Nasdaq Rule nor need a special stockholder meeting to approve the transaction. We are continuing to pursue additional funding opportunities to supplement the Fusion Agreement. No assurances can be made about obtaining these additional commitments in time to allow us to be able to issue common stock and receive funds under the Fusion Agreement.

Pursuant to our common stock purchase agreement with Fusion Capital, we have the right to receive $40,000 per trading day under the agreement with Fusion Capital unless our stock price equals or exceeds $1.25, in which case the daily amount may be increased under certain conditions as the price of our common stock increases.  Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.25. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of purchase by Fusion Capital. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe it is likely that Fusion Capital will reach the 9.9% limitation. Since we initially registered 8,000,000 (in addition to 1,355,276 shares issued or issuable to Fusion Capital as commitment shares) shares for sale by Fusion Capital pursuant to this Prospectus, the selling price of our common stock to Fusion Capital will have to average at least $2.50 per share for us to receive the maximum proceeds of $20.0 million without registering additional shares of common stock.  Assuming a purchase price of $0.82 per share (the closing sale price of the common stock on November 11, 2005) and the purchase by Fusion Capital of 8,000,000 shares under the common stock purchase agreement, proceeds to us would be $6,560,000. Subject to approval by our board of directors, we have the right but not the obligation to issue more than 9,355,276 shares to Fusion Capital.  In the event we elect to issue more than 9,355,276 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission.

The extent to which we will rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price and volume of our common stock and the extent to which we are able to secure working capital from other sources. Specifically, Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.25. If obtaining sufficient financing from Fusion Capital were to prove unavailable or prohibitively dilutive, we will need to secure a larger amount of additional funding in order to satisfy our working capital needs. Even if we are able to access the full $20.0 million under the Fusion Agreement, we will still need additional capital both short term and long term to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would be a material adverse effect on our business, operating results, financial condition and prospects.

Our ability to raise additional capital may be harmed if we do not maintain our listing with Nasdaq. On April 20, 2005, we received a letter from Nasdaq indicating that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had until October 17, 2005 to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. On June 30, 2005, we received a letter from Nasdaq indicating that we had regained compliance by maintaining a closing bid price above $1.00 for at least 10 consecutive days and the matter is now closed. On April 7, 2005, we received a letter from Nasdaq indicating that as of December 31, 2004, we did not comply with Nasdaq rules, which requires listed companies to have (i) a minimum of $2,500,000 in stockholders’ equity, (ii) $35,000,000 or more in market value of listed securities or (iii) $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. In the letter, Nasdaq indicated it is reviewing our eligibility for continued listing and requested that we provide specific plan to achieve and sustain compliance with Nasdaq Capital Market listing requirements. Based on the review of the plan submitted by us, Nasdaq believes we provided a definitive plan evidencing our ability to achieve and sustain such compliance. Nasdaq will continue to monitor our ongoing compliance with the listing requirements and if we do not meet these requirements, we could become subject to delisting. It is unlikely that the Fusion Agreement and additional funding, if any, that we secure would enable us to comply with the stockholders’ equity and market capitalization listing requirements and thus our ability to continue listing our common stock on the Nasdaq Capital Market is quite uncertain.

Off Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” (as such term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Payment Obligations

Our future, noncancellable, contractual commitments as of December 31, 2004, are summarized in the following table:

	2005	2006	2007	2008	2009	Thereafter
Lease Payment (1)	384	391	284	284	284	71
Purchase Obligations	61	-	-	-	-	-
License Payments (2) (3) (4)	170	170	170	170	170	170
Total	$615	$561	$454	$454	$454	$241

(1) Rental payments for office space at 31 St. James Avenue, Boston, Massachusetts 02116 and for laboratory space at One Kendall Square, Cambridge, Massachusetts 02139.

(2) During 2001, we executed an agreement with Wayne State University and the Barbara Ann Karmanos Cancer Institute. This agreement grants us an exclusive world-wide license to patents, patent applications, and other intellectual property related to "GCS-100 Material" issued, developed, or applied for by Wayne State University and the Barbara Ann Karmanos Cancer Institute.

In order to maintain our rights under this agreement, we may be required to make additional payments of up to $3,000,000 which are contingent upon reaching future commercialization milestones for GCS-100. Specifically, we must on the first occurrence of the following milestones: (a) pay Wayne State University and the Barbara Ann Karmanos Cancer Institute $500,000 within thirty (30) days following the date on which we commence Phase III clinical drug investigations relating to GCS-100; (b) pay Wayne State University and the Barbara Ann Karmanos Cancer Institute $1,000,000 within thirty (30) days following the date on which we make a new drug application ("NDA") submission to the FDA relating to GCS-100; and (c) pay Wayne State University and the Barbara Ann Karmanos Cancer Institute $1,500,000 within thirty (30) days following the date on which the FDA approves an NDA of ours covering GCS-100. In addition, we must pay $10,000 per month until FDA approval for GCS-100 is received, which payments are offset against the 2% royalty jointly to Wayne State University and the Barbara Ann Karmanos Cancer Institute we must pay on net sales of GCS-100.

(3) In January 1994, we agreed that one of our founders, Dr. David Platt, would receive a royalty of 2% of net sales, in exchange for the licensed patent rights on certain products being developed. We have agreed to pay all of the costs to procure and maintain any patents granted under this agreement. The agreement includes a requirement that the royalties paid in the ninth year of this agreement and all subsequent years meet a minimum requirement of $50,000. We accrued a $50,000 liability as of December 31, 2004, which was subsequently paid in January 2005.

(4) Pursuant to our termination agreement with Elan regarding its SafeScience Newco joint venture, we acquired the preferred shares of SafeScience Newco held by Elan in exchange for a royalty interest on certain future revenues and payments related to GCS-100. We will be obligated to pay Elan a percentage on certain “net revenues”, which include license fees, milestone payments, royalties, net manufacturing profits, payments received in the disposition of GCS-100, particular research and development payments and premiums paid for our common stock. We will not be obligated to make any payments to Elan on payments we receive that are for reimbursement of direct expenses or contractually required to be used for certain research and development costs and for which the full time employee reimbursement rate does not exceed industry standards. In addition, if we directly market GCS-100, we will be obligated to pay Elan a percentage on the “net sales” of GCS-100. However, all such payments on net revenues or net sales, if any, due to Elan will be offset by certain development costs incurred by us between the date of termination of the joint venture (December 18, 2002) and the date we enter into a partnering or other commercialization agreement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are not exposed to significant market risk related to changes in currency exchange rates as measured against the U.S. dollar. As of June 30, 2005, we have evaluated our risk and determined that any exposure to currency exchange is not significant to our overall consolidated financial results. There can be no assurance that our exposure will remain at these levels, especially in the event of significant and sudden fluctuations in the value of local currencies. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Sensitivity

We maintain short-term investments in an overnight money market account comprised of U.S. treasury bills. If market interest rates were to increase immediately and uniformly by 10% from levels that existed at June 30, 2005, the fair value of the portfolio would change by an immaterial amount.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R), which we will adopt in the first quarter of 2006, is generally similar to Statement 123; however, it will require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Thus, pro forma disclosure will no longer be an alternative to financial statement recognition. We are evaluating the impact Statement 123(R) will have on our results of operations or financial position.

BUSINESS

This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risks set forth herein. We assume no obligation to update any forward-looking statements contained herein.

Overview

We are a biotechnology company focused on carbohydrate-based drug development. Our lead drug candidate GCS-100, a potential treatment for multiple forms of solid tumors and bloodborne cancers, completed a Phase II(a) clinical trial for colorectal cancer using a 20 mg/m2 dose the results of which were announced in March 2001 and completed a Phase II(a) clinical trial for pancreatic cancer using a 20 mg/m2 dose the results of which were announced in October 2002. We announced the results of a Phase I dose escalation trial in October 2003, dosing in patients at levels up to 80 mg/m2.

Our near-term objectives are to continue to proceed through the various phases of United States Food and Drug Administration (“FDA”) clinical trials for GCS-100LE, a low-ethanol formulation of GCS-100, and to secure the necessary financial resources to conduct such trials, through a long-term funding relationship with either a large biotechnology or pharmaceutical company or with fundamental, long-term investors, as well as raising funds generally in the capital market.

In pursing these objectives, in May 2004, we initiated a Phase I dose escalation trial in multiple solid tumor indications evaluating GCS-100LE at Sharp Memorial Hospital, Clinical Oncology Research in San Diego. Two additional centers for this trial were initiated in January 2005: the University of Arizona Cancer Center at Tucson and at Scottsdale, AZ. In September 2005, we announced preliminary results establishing the maximum tolerated dose in this trial (160mg/m2) and provided safety and pharmacokinetic data. Response data available for 14 patients with advanced disease showed that 11 experienced periods of stable disease; three of these patients achieved stable disease despite being non-responsive to any prior therapies.

In April 2005, we initiated a Phase I/II dose escalation trial testing GCS-100 alone and in combination with dexamethasone in patients with multiple myeloma, at the Dana-Farber Cancer Institute in Boston, Massachusetts. Additional clinical trial sites to enroll multiple myeloma patients will be initiated in the fourth quarter 2005. We also plan to initiate a Phase I/II clinical trial for patients with CLL in the fourth quarter 2005. Our clinical program positions us to pursue approval in two indications for unmet medical needs in cancer (multiple myeloma and CLL). In our clinical trial program for solid tumors, we will review all clinical and preclinical data and design a Phase II trial planned for initiation in the second half of 2006.

In December 2002, we and Elan International Services, Ltd. (“EIS”) and Elan Corporation, plc (together with EIS, "Elan") terminated the joint venture (SafeScience Newco, Ltd.) formed in July 2001 to advance GCS-100 in the field of oncology and as a result, we regained all rights to GCS-100. Our goal is to consummate a partnering transaction with a biotechnology or pharmaceutical company or enter into a long-term funding relationship with fundamental, long-term investors.

Our business was founded in 1992 as IGG International, Inc. to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada Inc., a publicly-traded corporation having no active operations. In 1998, we changed our name to SafeScience, Inc. and in October 2001 we changed our name to GlycoGenesys, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and the telephone number is (617) 422-0674. Our research laboratory is located in Cambridge, MA. Our homepage is located on the World Wide Web at http://www.glycogenesys.com.

GlycoGenesys, Inc.

We have two wholly-owned subsidiaries, International Gene Group, Inc. (“IGG”) and SafeScience Products, Inc. (“SafeScience Products”). These subsidiaries are currently non-operating subsidiaries.

We develop human therapeutics, primarily GCS-100, a complex carbohydrate intended to fight bloodborne and solid tumor cancers and their metastasis, either as a monotherapy or in combination with approved chemotherapies. In addition to the intellectual property we own relating to GCS-100, we have exclusive licenses from David Platt and Wayne State University and the Barbara Ann Karmanos Cancer Institute relating to GCS-100.

Scientific Background of GCS-100

GCS-100 is a complex polysaccharide derived from citrus pectin through a proprietary hydrolysis process. We are evaluating GCS-100 as a potential anti-cancer therapy based on a large body of preclinical research. This research has shown that GCS-100 may interact with carbohydrate-binding receptors known as galectins to modulate multiple cellular processes, including proliferation, migration, cell-cell adhesion, programmed cell death and angiogenesis.

The results from publicly presented preclinical studies and published literature demonstrate several mechanisms of action associated with GCS-100 in selectively regulating the cellular functions of cancer cells. These include the ability to block the spread of cancer cells (anti-metastasis), cut off the blood supply to tumor cells (anti-angiogenesis), trigger programmed cell death (pro-apoptosis) and inhibit cancer cell proliferation (anti-proliferation). It is believed that these mechanisms of action are, in part, regulated through the interaction of GCS-100 with carbohydrate receptors such as galectin-3 and growth factors such as vascular endothelial growth factor (“VEGF”). Additionally, GCS-100 can cause the disruption of mitochondrial function, leading to cancer cell death. We continue to conduct research in collaboration with leading experts in these areas to increase our understanding of GCS-100’s multiple mechanisms of actions.

One of GCS-100’s mechanisms of action, anti-metastasis, involves inhibiting the spread of cancer cells from the primary site to other areas of the body. Galectin-3 is found within, on the surface and around the outside of cancer cells. Galectin-3 is over expressed in a variety of cancers during the process of metastasis. It is believed that by binding to galectin-3, GCS-100 interferes with the metastatic process inhibiting the spread of cancer cells beyond the primary tumor. Animal models demonstrate that administration of GCS-100 can decrease the number of metastases to secondary sites and/or inhibit the growth of primary tumors.

GCS-100 has also been shown to act as an anti-angiogenesis agent. VEGF, a naturally occurring protein, is known to play an important role in angiogenesis. One of the activities of GCS-100 involves interfering with the binding of VEGF with endothelial cells. By interfering with the interaction of VEGF and endothelial cells, GCS-100 may reduce the formation of new blood vessels to cancer cells, thus inhibiting angiogenesis. As an example, the drug, Avastin®, works by inhibiting angiogenesis. In addition, galectin-3 can induce an increase in, and promote the development of, endothelial cells that lead to new blood vessels. By binding to galectin-3, GCS-100 may interfere with this process.

The third mechanism of action is the ability to selectively induce apoptosis in cancer cells. Apoptosis is a natural mechanism by which cells self-destruct. Apoptosis plays an important role in normal cell development, cell aging and defense against viral infection. Many types of cancer have developed an ability to inhibit apoptosis through the over expression of anti-apoptotic or “survival” proteins. Inhibition of apoptosis helps make tumor cells resistant to anti-tumor treatment. In response to chemotherapy and radiation, tumor cells increase the production of survival proteins that function to protect cells from death by inhibiting apoptosis.  Galectin-3, NF-kappa-B  and the family of Bcl-2 proteins are examples of these survival proteins. GCS-100 has been shown to induce cancer cell apoptosis in several human cancer cell lines that over express these survival proteins including multiple myeloma cells. In a paper published in Cancer Research (Cancer Research, September 15, 2005; Vol. 65, No.18), Dr Kenneth Anderson’s laboratory at the Dana-Farber Cancer Institute demonstrated that GCS-100 selectively induced apoptosis in multiple myeloma cell lines without killing normal white blood cells. Additionally, GCS-100 blocked the growth of multiple myeloma cells obtained from patients resistant to Velcade®, thalidomide and dexamethasone without killing normal white blood cells. GCS-100 was also shown to decrease Galectin-3 expression in multiple myeloma cells when tested in combination with dexamethasone (a drug frequently used to treat multiple myeloma) as well as prevent the movement of multiple myeloma cells caused by VEGF.

Clinical Trial History

Phase I clinical trials of GCS-100 began in March 1997 at sites including the M.D. Anderson Cancer Center in Houston, Texas. Phase I clinical trials are intended to determine the side effects associated with increasing doses of a drug candidate and to evaluate the safety and actions of the drug in humans. These early clinical trials were completed in 1999. No dose limiting toxicity was identified and GCS-100 was found to be well-tolerated at doses up to 20 mg/m2.

A Phase II(a) clinical trial for colorectal cancer and a Phase II(a) clinical trial for pancreatic cancer were started in the spring of 2000. Phase II clinical trials are designed to further evaluate the safety of a drug candidate and to begin to evaluate whether it is effective at treating a disease such as cancer. Phase II trials may involve several sets of trials (Phase II(a), Phase II(b), etc.). The Phase II(a) trials to evaluate GCS-100 were conducted at sites including the Beth Israel Deaconess Medical Center in Boston, Massachusetts; University of Chicago Pritzker School of Medicine; and Sharp Memorial Hospital, Clinical Oncology Research in San Diego, California.

On March 23, 2001, we announced that GCS-100 demonstrated positive clinical activity in the Phase II(a) colorectal trial. In this study, 23 colorectal cancer patients were enrolled and treated with GCS-100 at dose levels of 20 mg/m2. Specifically, eight of 19 evaluable patients experienced tumor stabilization for periods of 1.6 to 5.6 months before disease progression was observed, with one of the eight patients showing a period of tumor shrinkage. Of the eight patients experiencing tumor stabilization, four did so for a period of three months or greater. On October 30, 2002, we announced that GCS-100 demonstrated positive clinical activity in a Phase II(a) clinical trial of 20 pancreatic cancer patients at dose levels of 20 mg/m2. Specifically, seven of 16 evaluable patients experienced tumor stabilization for periods of 0.6 to 13.6 months before disease progression was observed, with one of the seven patients showing a partial response. Of the seven patients experiencing tumor stabilization, three did so for a period of four months or greater. There was no evidence of dose limiting toxicity in either of these trials.

Based on the promising early data from our Phase II(a) trials, and the fact that higher doses of GCS-100 than administered in these trials had been well tolerated in animals and might be beneficial, a Phase I dose escalation trial was started in February 2002. This trial was conducted at Sharp Memorial Hospital, Clinical Oncology Research, in San Diego and enrolled 12 patients with advanced solid tumors who had failed standard therapies. In this study, reported in October 2003, GCS-100 was well-tolerated at doses ranging from 30-80 mg/m2 and no dose limiting toxicity was observed. Based upon RECIST criteria (Response Evaluation Criteria in Solid Tumors), five patients achieved stable disease for a period of at least three months. One of these five was a patient with kidney cancer that remained on GCS-100 for 30 months achieving a durable partial response.

In the second quarter of 2004, we initiated a Phase I dose escalation trial with a low-ethanol formulation of GCS-100 at Sharp Memorial Hospital, Clinical Oncology Research for patients with advanced solid tumors. The low-ethanol formulation was developed to decrease the potential risk of ethanol toxicity at high doses and to allow GCS-100LE to be more readily combined with existing therapeutics. In addition to Sharp Memorial Hospital, Clinical Oncology Research in 2005, we initiated the Arizona Cancer Center in both Tucson and Scottsdale, Arizona.

The primary purpose of the study is to evaluate the safety and tolerability of escalating doses of GCS-100 in patients with advanced solid tumors to determine a maximum tolerated dose. Secondary objectives include evaluation of pharmacokinetics and response. Patients participating in the study had previously received multiple treatment regimens, including chemotherapy, immunotherapy, radiation or hormone therapy. This low ethanol formulation has eliminated ethanol-related side effects, allowed shorter infusion times and made it possible to deliver higher quantities of drug.

The trial achieved its primary objective of establishing a maximum tolerated dose (160 mg/m2) for this dosing regimen of five consecutive days of therapy followed by two weeks off. As of September 2005, preliminary safety results available for 17 of the 22 enrolled patients demonstrate that GCS-100 is well tolerated with low toxicity. The dose limiting toxicity of GCS-100 when given intravenously in this regimen was a rash. The rash was manageable with steroid therapy and did not preclude additional dosing cycles. The majority of the remaining adverse events reported to date have been mild and reversible. Preliminary safety data shows that unlike many traditional chemotherapies, GCS-100 was not associated with decreased white blood cell counts or nerve damage. These toxicities are common limitations of several current treatments for patients with multiple myeloma and CLL.

The pharmacokinetics of GCS-100 were linear throughout all doses tested. The data indicates that GCS-100 can reach the serum levels sufficient to kill several types of solid tumors in laboratory studies. Furthermore, the pharmacokinetic data suggest that more convenient dosing regimens may be possible in future solid tumor trials. Of the 23 patients that have been enrolled into the study to date, four  continue to receive GCS-100. As of September 2005, preliminary response data is available for 14 patients. This data shows that 11 out of 14 patients have had periods of stable disease under RECIST criteria lasting from approximately 1.5 months to greater than 8 months. Notably, three of these patients achieved stable disease despite being non-responsive to any prior therapies.

We will conclude the trial upon enrollment of one additional patient at the maximum tolerated dose. We will continue to treat and follow existing patients and prepare a final report.

In collaboration with Dr. Kenneth Anderson and Dr. Paul Richardson of the Dana-Farber Cancer Institute, we designed a Phase I/II trial to study GCS-100 in patients with relapsed or refractory multiple myeloma both alone and in combination with dexamethasone, a standard chemotherapy in multiple myeloma. This is the first clinical trial combining GCS-100 with another therapy. Dexamethasone was chosen because in vitro tests have shown GCS-100 in combination with dexamethasone to have an additive effect allowing for lower dose levels of both GCS-100 and dexamethasone to be used. The trial was initiated at the Dana-Farber Cancer Institute in April 2005 and is enrolling patients. We will add additional sites to expedite patient enrollment of the trial. Our clinical trial timeline calls for this trial to complete enrollment in the third quarter of 2006, with preliminary data expected in the second quarter of 2006.

Development Plans

Our clinical program positions us to pursue approval in two indications for unmet medical needs in cancer (multiple myeloma and CLL) and to start the international regulatory process for GCS-100. This is in addition to our continuing solid tumor program. We may also choose to apply for Fast Track designation in the U.S. for one or both bloodborne indications in the future.

Solid Tumors. Our Phase I dose escalation trial, which began in the second quarter 2004, for patients with advanced stage solid tumors has reached its primary objective. In September 2005, we announced preliminary results establishing the maximum tolerated dose in this trial as 160mg/m2, provided safety and pharmacokinetic data and showed that of 14 patients with available response data, 11 experienced periods of stable disease.

The trial will enroll one additional patient at the maximum tolerated dose. We will continue to treat and follow existing patients and prepare a final report. We are concluding this trial because we reached the defined end point of the trial, pharmacokinetic data suggests that the dosing schedule can be improved, dosing GCS-100 in combination with standard chemotherapy may be a preferred clinical trial design for solid tumors and we intend to focus our financial resources and staff in the near term on bloodborne cancers (multiple myeloma and CLL). We will review the final report from this Phase I trial together with additional preclinical data to determine the best clinical design for future clinical trials in solid tumors planned for the second half of 2006.

Bloodborne Cancers. Based on promising preclinical data presented at the American Society of Hematology's 2004 Annual Meeting in a poster session, we initiated our first clinical trial for treatment of relapsed or refractory multiple myeloma patients in April 2005 under the direction of Drs. Kenneth Anderson and Paul Richardson of the Dana-Farber Cancer Institute, Boston. The primary objective of this study is to evaluate the safety of GCS-100LE when given in patients with relapsed or refractory multiple myeloma and to identify the recommended dose for further studies. Secondary objectives are to evaluate the response to GCS-100 as a monotherapy and in combination with dexamethasone, a standard therapy, and determine the pharmacokinetics of GCS-100 alone and with dexamethasone. This trial will enroll approximately 25 patients. The trial was initiated at the Dana-Farber in April 2005 and is enrolling patients. We will add additional sites to expedite patient enrollment of the trial. Our clinical trial timeline calls for this trial to complete enrollment in the third quarter of 2006, preliminary data is expected in the second quarter of 2006.

Assuming favorable data in the Phase I/II trial, a Phase II study is planned to begin in the third quarter of 2006 and be completed in the first quarter of 2008. This study will be designed to enable us to expand to a pivotal trial if supported by an interim review of the data. If needed to demonstrate clinical significance, a Phase III trial is planned for initiation in the third quarter of 2008.

We are expanding our clinical trial program to include CLL based on promising preclinical data presented in December 2004 at the American Society of Hematology's 2004 Annual Meeting in a poster session by Dr. Finbarr Cotter of Barts and The London, Queen Mary School of Medicine. This data together with additional preclinical data presented at the 9th International Conference on Malignant Lymphoma in June 2005 and The XI International Work Shop on Chronic Lymphocytic Leukemia in September 2005 support the scientific rationale for human clinical testing of GCS-100LE for treating CLL. The first CLL clinical trial is planned to begin in the fourth quarter of 2005 in the U.S. with sites in the United Kingdom to follow. The protocol for this study was written in collaboration with Dr. Finbarr Cotter, Barts Medical School, Dr. Jennifer Brown, Dana-Farber Cancer Institute and Dr. Archie Prentice, Chairman British Committee for Standards in Haematology.

The primary objective of the CLL study is to evaluate the safety of GCS-100LE when given in patients with relapsed or refractory CLL and to identify the recommended dose for further studies. Secondary objectives are to evaluate the response to GCS-100LE as a monotherapy and determine the pharmacokinetics of GCS-100LE in CLL patients. We anticipate this trial will complete enrollment in the third quarter of 2006 with preliminary data expected in the second quarter of 2006. Pending review of the data, a pivotal Phase II/III study may be designed. This Phase II/III trial is projected to be initiated in the fourth quarter of 2006 with enrollment expected to be completed in early 2008.

We recognize the breadth of our clinical trial plans warrant consummating a strategic funding with either a larger pharmaceutical or biotech company or a fundamental, long-term investor during 2006. We have met with many pharmaceutical and large biotechnology companies and fundamental, long-term investors for purposes of seeking a strategic funding. Several have expressed interest in a potential strategic funding and want to review the interim data from our bloodborne cancer trials expected in the second quarter of 2006 before committing to negotiating a strategic transaction We believe a strategic funding would benefit shareholder value, further validate our technology, and provide additional resources to conduct an expanded clinical trial program. We anticipate future clinical trials will be undertaken in conjunction with strategic funding. The timing and/or success of these efforts can not be predicted or assured but we are committed to achieving this goal.

The FDA has published a series of regulations and guidelines that establish procedures to expedite the development and approval process for drugs intended to treat life-threatening and severely-debilitating illnesses, such as cancer, and that address unmet needs. These FDA initiatives include such programs as Fast Track Drug Designation, Accelerated Approval, Priority Review and Expanded Access. We currently plan to file for an NDA in 2007/2008 using data obtained from our CLL or multiple myeloma program. Additional NDA filings will be pursued in 2007/2008 based upon additional trials in one or more specific indications. It should be noted that GCS-100, whether delivered intravenously or by other methods, may not prove effective in treating cancer in humans, be safe at higher doses or be granted accelerated or other approvals by the FDA.

We have retained Veristat, Inc., a contract research organization (CRO), to provide data management, medical writing and biostatistical analysis. Medelis and other consultants provide medical and safety monitoring, regulatory services, clinical site monitoring and management.

In March 2004, we opened our own laboratory which has enabled us to conduct much of the process development work ourselves that we previously used third parties to conduct. Additionally, the lab has and will continue to provide data that increases our knowledge of GCS-100’s activity. We will, subject to the availability of funds, be able to expedite the assessment of potential new drug candidates.

The estimated amount expended by us during the fiscal years ending December 31, 2004, 2003 and 2002 on Company-sponsored research and development activities was approximately $193,000, $64,000, and $107,000, respectively, exclusive of amounts totaling $1,588,000, $1,782,000, and $2,606,000, respectively, paid to consulting companies or clinical research organizations.

Pipeline Development

In addition to expanding the clinical trial program for GCS-100 during 2006, we intend, subject to available funds, to devote resources to adding one or more drug candidates. We recently initiated a preclinical program to develop an oral version of GCS-100, which is being developed in addition to the current I.V. formulation of GCS-100LE. We believe that developing an oral formulation of GCS-100 may benefit both our cancer drug development program and other potential therapeutic applications outside of oncology.

As part of our efforts to expand our pipeline, emphasis will focus on exploring the therapeutic potential of existing compounds in diseases other than their original indication and/or adding new compounds, either licensed from outside sources or developed internally. For example, although we are currently focused on oncology, we believe GCS-100 may have applications outside oncology in areas in which immune response and angiogenesis play a role and intend to explore these in the future. We also believe the development of an oral formulation of GCS-100 may be beneficial in evaluating GCS-100 in these indications. We expect to maintain the focus of our in-house development efforts on oncology, thus we plan to out-license potential indications outside of oncology.

In addition to long-term funding, we are looking to enter into a strategic alliance or partnership in 2006. Upon consummating a strategic transaction, we will seek to add at least one new compound to our preclinical development program during the following 12 months. Priority will be given to drug candidates which provide therapeutic activity in diseases that are life threatening or debilitating, have an unmet medical need and for which Phase I clinical trials can be initiated in a relatively short period of time and that primarily exploit some aspect of glycobiology and/or oncology.

SafeScience Products, Inc.

Historically, SafeScience Products developed agriculture products and developed, marketed and distributed chemically-safe consumer and commercial products.

In the agricultural area, SafeScience Products developed and/or licensed products that included a plant defense booster (Elexa), approved by the U.S. Environmental Protection Agency (the “EPA”) for application to crops and other plants against certain fungal diseases. An additional insecticidal product (Bb447) was developed against both indoor and outdoor insect pests and received conditional indoor EPA approval. We sold the Elexa product line to a third party in June 2004 on certain agreed terms, including potential royalty payments. We have terminated our development of Bb447 and the associated license arrangement with the University of Florida. We will seek to sell our conditional EPA registration to Bb447 to any subsequent licensee. We do not expect to receive material payments for the sale of our agricultural products area.

Manufacturing; Source of Materials

We have established manufacturing relationships with two firms, Johnson Matthey Pharma Services, Inc. and Hyaluron, Inc. for the production of GCS-100. We believe our current relationships will provide the capability to meet our anticipated requirements for GCS-100 for the foreseeable future. We believe there are a number of manufacturers, subject to audit, that are capable of manufacturing GCS-100. We conduct qualification audits on our contract-manufacturing vendors and perform periodic audits to assure continued cGMP compliance.

Materials and components are sourced from selective suppliers. Raw material for the manufacture of GCS-100 is available from a number of suppliers; however, we would be required to audit any new suppliers. We have good working relationships with our current manufacturers and suppliers. Nonetheless, we do not have long term arrangements with our manufacturers or suppliers and our research and development efforts could be disrupted if the current manufacturers would have to be replaced.

Government Regulation

Certain of our activities are subject to extensive federal and state laws and regulations controlling the development, testing, manufacture, distribution, labeling and promotion of pharmaceutical products. Pharmaceutical products are subject to regulation as drugs by the FDA. Pharmaceutical products are also regulated in most foreign countries by similar governmental agencies in those countries. Substantial costs will be incurred to meet these regulatory requirements. These include costs to manufacture product candidates in accordance with current regulatory requirements, perform toxicity studies in animals, conduct human safety and efficacy trials, and prepare and file registration documents with applicable regulatory agencies. There are no assurances that we will receive necessary approvals despite completion of regulatory filings.

Pharmaceutical Regulation

The drug approval process in most countries, including the U.S., consists of several steps that all new drugs must follow. These steps include:

1.	Conducting preclinical research to provide a rationale for product testing in humans and to establish product safety in animals.
2.	Developing a manufacturing process that results in a safe and potent product that can supply the intended commercial market.
3.	Performing human clinical trials (Phase I, Phase II and Phase III) which demonstrate safety and efficacy.
4.	Responding to post-approval commitments by regulatory agencies to further study the safety and/or efficacy of the product.

The FDA, or similar foreign regulatory agencies, may impose post-approval requirements (known as Phase IV) on the applicant to further study safety and/or efficacy of the product. The applicant is also required to conduct post-marketing surveillance and is subject to periodic reporting requirements on its drug product.

FDA Regulation

Human clinical trials are generally conducted in three phases, normally involving progressively larger numbers of patients. Phase I clinical trials are conducted primarily to learn more about the safety of a drug by determining the drug's side effects as well as its metabolism and pharmacologic action. Typically Phase I cancer trials involve 20-40 patients and may take a year or longer to complete.

Phase II clinical trials will usually be conducted if Phase I trials have demonstrated that a drug has an acceptable safety profile and does not cause toxicities that are unmanageable. The primary objectives of Phase II trials are to continue to evaluate the safety of a drug and to determine whether the drug is effective in treating the disease or condition for which it is intended. Phase II studies may take a year or longer and can involve 200 or more patients for each type of disease tested and can involve several sets of trials (II(a), II(b), etc.). These studies are sometimes randomized controlled trials that include people whose health is impaired.

Phase III clinical trials are designed to statistically define the efficacy of the drug as well as collect additional safety and efficacy information that will support FDA approval so that the drug can be marketed. Phase III trials generally involve hundreds of patients, usually at multiple sites, with the objective of expanding on the research carried out in Phase II. Results of these studies will be integrated into the drug’s package insert. Data will include safety and efficacy and may demonstrate how the drug compares with existing, approved drugs for a particular indication.

The FDA has developed regulations designed to expedite the development, evaluation and marketing of drugs intended to treat life-threatening and severely-debilitating illnesses, such as cancer. These FDA initiatives include Fast Track Drug Designation, Accelerated Approval, Priority Review and Expanded Access programs. Our current regulatory strategy is to seek FDA approval through a strategy that accesses the time-saving potential afforded by one or more of these initiatives.

Prior to marketing a new drug, we must prepare and submit an NDA for review and approval by the FDA. In this step, all the information generated in the clinical trials, along with preclinical, chemistry, manufacturing and controls, pharmacokinetic data and labeling will be submitted to the FDA for review. The drug will be approved for marketing if FDA agrees that the drug shows acceptable safety and adequate efficacy.

Subsequent to, or as a condition of FDA approval, the FDA may impose requirements to conduct Phase IV, post-approval studies designed to further understand the safety and/or efficacy of a drug. The applicant is also required to conduct post-marketing surveillance and is subject to periodic reporting requirements on its drug product. The time required to complete all of these steps averages seven years, but often takes significantly longer. There is no assurance that we will ever receive FDA approval of any of our products.

Competition

We face significant competition from firms currently engaged in the pharmaceutical and biotechnology industries.

GCS-100, our drug candidate being developed for the treatment of various forms of cancer, addresses markets which are already populated with several biotechnology and large pharmaceutical companies. These companies utilize different drug discovery platforms, including but not limited to small molecules, protein-based drugs, liposome technology, and genomics. The drug development industry is intensely competitive. According to industry surveys, there are approximately over 400 new drug candidates in development to treat various types of cancer, many of them for multiple indications. According to the Pharmaceutical Research and Manufacturers of America or PhRMA, approximately 170 pharmaceutical and biotechnology companies and the National Cancer Institute are conducting these efforts. It is estimated that 100 biotechnology companies have more than 100 drug candidates in later stages of clinical development than GCS-100 for acute, life threatening disease, and late stage disease, and that over forty percent of these drug candidates are being developed to treat various types of cancer. Many of our actual or potential competitors have significantly greater financial resources and/or drug development experience than we have. Other drugs with similar clinical effects to GCS-100 are already in development by other companies, some of which may be carbohydrate based. Other companies may successfully develop such drugs in the future.

Product Liability

The testing, marketing and sale of pharmaceutical products entails a risk of product liability claims by patients and others. In the event of a successful suit against us, payments and damage to our reputation could have a material adverse effect on our business and financial condition. Even if such suit is unsuccessful, our reputation could be damaged and litigation costs and expenditure of management time on such matters could adversely effect our business and financial condition.

Patent Status and Protection of Proprietary Technology

On January 26, 2001, we executed an agreement, which was amended on May 14 and November 7, 2001, September 12, 2003 and September 30, 2005, with Wayne State University and the Barbara Ann Karmanos Cancer Institute. This agreement grants us an exclusive world-wide license to patents, patent applications, and other intellectual property related to "GCS-100 Material" issued, developed, or applied for by Wayne State University and the Barbara Ann Karmanos Cancer Institute. This agreement adds the rights to these issued patents and patent applications to our existing patent portfolio, surrounding GCS-100. Pursuant to this agreement, we made license payments totaling $1,935,000. Additional payments that could exceed $3,000,000 are contingent upon reaching future commercialization milestones.

We granted Wayne State University and the Barbara Ann Karmanos Cancer Institute warrants to jointly purchase 250,000 shares of common stock at $6.90 that are fully vested.

In order to maintain our rights under this agreement, we must, on the first occurrence of the following milestones, jointly pay Wayne State University and the Barbara Ann Karmanos Cancer Institute: (a) $500,000 within thirty (30) days following the date on which we commence Phase III clinical drug investigations relating to GCS-100; (b) $1,000,000 within thirty (30) days following the date on which we make an NDA submission to the FDA relating to GCS-100; and (c) $1,500,000 within thirty (30) days following the date on which the FDA approves an NDA of ours covering GCS-100. In addition, we must pay $10,000 per month until FDA approval of GCS-100, which payments are offset against the 2% royalty on net sales of GCS-100 owed jointly to Wayne State University and the Barbara Ann Karmanos Cancer Institute. We may extend the time by which we are required to received FDA or similar agency approval to sell GCS-100 from January 1, 2008 to January 1, 2009 or 2010, at our option. If we exercise this option, we must pay Wayne State University and the Barbara Ann Karmanos Cancer Institute an amount within 30 days of FDA approval equal to the number of months from the date such option is exercised until FDA approval times $10,000.

David Platt, our former Chairman, CEO and Director, has granted our IGG subsidiary an exclusive, world-wide license, including the right to sublicense, for all products covered by certain patents, (if and when granted) or patent applications that he has developed (including patent applications related to GCS-100). Pursuant to the license agreement, we have relinquished one of the patent applications that does not relate to GCS-100 in six foreign jurisdictions. David Platt is responsible for the prosecution of patent applications under the license agreement. We are responsible for payment of all costs connected with obtaining and maintaining the patents. In the case of GCS-100, David Platt is entitled to a royalty of 2% of all net sales, subject to a minimum royalty payment of $50,000 per year. A $50,000 license payment to David Platt was accrued at December 31, 2004 and paid in January 2005.

We own, or are the exclusive licensee of, all of our intellectual property. This intellectual property includes 14 issued US patents that have expiration dates ranging from 2013 to 2022; six of these 14 patents relate to GCS-100. The intellectual property also includes eight foreign patents having expiration dates ranging from 2015 to 2017. Five of these eight foreign patents relate to GCS-100. Our intellectual property further includes 13 pending US patent applications, of which 12 relate to GCS-100; and 60 pending foreign patent applications of which 48 relate to GCS-100. As we develop GCS-100, we may discover more about GCS-100, which will require additional patent prosecution. Thus, we continually evaluate our technology to determine whether to make further patent filings.

To the extent that we currently rely upon unpatented, proprietary technology, processes and know-how and the protection of such intellectual property by confidentiality agreements, others may independently develop similar technology and know-how or confidentiality may be breached. We believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on its business, financial condition and results of operation. There is no assurance that any patents will ever be granted on our unpatented intellectual property.

In January 2005, we were informed that Pro-Pharmaceuticals, Inc., of which David Platt is CEO and Chairman, made a request to the U.S. Patent and Trademark Office to reexamine one of our patents. This patent claims the use of carbohydrates that bind to galectins, including GCS-100, prior to or in combination with chemotherapy or surgery for the treatment of cancer. Please see “Legal Proceedings” for greater detail concerning this reexamination.

On November 2, 2005, we received notice from the United States Patent and Trademark Office that an interference had been declared between U.S. Patent Application No. 08/024,487 "Modified Pectin" (the "487 Application"), and U.S. Patent No. 5,895,784 "Method for Treatment of Cancer by Oral Administration of Modified Pectin" (the "784 Patent"). The declaration of interference indicates that the U.S. Patent and Trademark Office has made a preliminary determination that the '784 Patent and the '487 Application claim the same invention. The '487 Application covers the use of modified pectin to treat or inhibit metastasis. The '784 Patent covers the oral administration of  modified pectin to treat cancer and metastasis among other things. We are the exclusive licensee to both the '487 Application and the '784 Patent. Therefore, the declaration of the interference and the outcome of the proceeding will not affect our efforts to commercialize GCS-100, both in its current intravenous formulation or as an orally-delivered drug. Please see "Legal Proceedings" for greater detail regarding this interference proceeding.

Uncertainties Associated with Research and Development Activities

We intend to continue our research and development activities on GCS-100. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives although the costs of these activities will be significant. If research and development requires more funding than anticipated, we will have to reduce product development efforts or seek additional financing. There can be no assurance that we would be able to secure any necessary additional financing to fund future research and development or that such financing would be available on favorable terms.

Dependence Upon Key Personnel

We rely greatly on the efforts, services and expertise of our current senior officers: Bradley J Carver, CEO, President, Treasurer and Interim Chairman of the Board of Directors; and John W. Burns, Senior Vice President, Chief Financial Officer and Secretary and member of the Board of Directors. Our operations and future success could be adversely affected in the event we were to lose either of their services.

Employees

At December 31, 2004 we had 16 full-time employees. As of October 31, 2005 we had 15 full-time employees.

Consultants

Our clinical, regulatory and scientific research and development team is supplemented by consultants with biotechnology industry expertise. Each consultant has many years of experience in specific areas of drug development, including clinical, preclinical, toxicology, regulatory, quality control and analytical development.

Properties

Our offices are located at the Park Square Building, 8th Floor, 31 St. James Avenue, Boston, Massachusetts 02116. We lease a total of 9,222 square feet of office space. This lease expires in March 2010. Our laboratory occupies 3,123 square feet of leased space located at Building 600, One Kendall Square, Cambridge, Massachusetts 02139. This lease expires in January 2007.

Legal Proceedings

Platt Litigation—On January 29, 2004, David Platt commenced suit against us and certain of our current and former directors in the Massachusetts Superior Court, Suffolk County. In his Complaint, Platt seeks damages for alleged breach of his severance agreement with us, including the failure to pay approximately $180,000 in severance benefits and alleged breaches in connection with maintenance by us of certain restrictions on Platt’s sale of stock. The Complaint further asserts claims against certain of our current and former directors for alleged breaches of fiduciary duty in failing to assist in the removal of restrictive legends on David Platt’s shares. Platt also purports to state claims for double or treble damages, as well as attorney fees, under General Laws Chapter 93A, Section 11, the Massachusetts Unfair Trade Practice Act. The case has been assigned under case number 04-0398 and will be heard in the Business Litigation Session of the Suffolk County Superior Court. We believe these claims are without merit.

On February 23 2004, we filed our answer and counterclaimed against David Platt for breach of his severance agreement, against Pro-Pharmaceuticals, Inc. for tortious interference with the severance agreement, and against Platt and Pro-Pharmaceuticals, Inc. for misappropriation of proprietary rights and for unfair and deceptive acts. We seek monetary damages and injunctive relief to prevent David Platt and Pro-Pharmaceuticals from engaging in certain competitive activities relating to the use of polysaccharides to treat cancer and further seeks the assignment by David Platt and Pro-Pharmaceuticals of certain intellectual property, including Davanat®, to us. Under the counterclaim for unfair and deceptive acts, we are seeking treble damages as well as attorneys’ fees.

On June 21, 2004, we added a supplemental counterclaim against David Platt and Pro-Pharmaceuticals for injurious falsehood, unfair competition and unfair and deceptive acts relating to statements made by Pro-Pharmaceutical regarding certain patent applications we discontinued prosecuting and contractually returned to David Platt. We seek injunctive relief and monetary damages.

Discovery is proceeding in this matter. A trial is not expected until the second half of 2006.

Re-examination. On January 28, 2005, we were informed that Pro-Pharmaceuticals made a request to the U.S. Patent and Trademark Office, or USPTO, to reexamine our U.S. Patent 6,680,306 “Method for Enhancing the Effectiveness of Cancer Therapies” (the “‘306 Patent”) issued in January 2004 to challenge the claims of that patent. On April 12, 2005, the USPTO issued an office action in connection with the reexamination with questions regarding the validity of the claims. We responded to the issues raised in the office action on June 13, 2005 amending the claims so that they cover modified citrus pectin and other polymeric carbohydrates that bind to galectins. On July 13, 2005, Pro-Pharmaceuticals filed a counter response to our response as is their right. On October 18, 2005, the USPTO issued a non-final office action in which it no longer adopts many of the bases for questioning the validity of the claims of the ‘306 Patent but which still maintains some bases for questioning the validity of the claims. We have until December 18, 2005 to address the issues raised in the October 18th office action. Pro-Pharmaceuticals may respond within 30 days after our response. This reexamination does not affect our plans for development or commercialization of GCS-100, regardless of its outcome, as we have additional patents and patent applications that we believe would cover the use of GCS-100 when combined with other therapies.

Re-examinations can be requested by any party and are frequently requested by parties who believe their ability to commercialize a product may be adversely affected by an issued patent and who wish to challenge claims in the patent. The ‘306 Patent, as amended, broadly claims the use of polymeric carbohydrates with side chains that bind to galectins, including GCS-100, prior to or in combination with chemotherapy or surgery for the treatment of cancer. Pro-Pharmaceuticals, Inc. has publicly stated that its lead drug candidate, Davanat® is a polymeric carbohydrate with side chains, binds to galectins and is used in combination with chemotherapy.

Interference. On November 2, 2005, we received notice from the United States Patent and Trademark Office that an interference had been declared between U.S. Patent Application No. 08/024,487 “Modified Pectin” (the “’487 Application”), and U.S. Patent No. 5,895,784 “Method for Treatment of Cancer by Oral Administration of Modified Pectin” (the “’784 Patent”). The declaration of interference indicates that the U.S. Patent and Trademark Office has made a preliminary determination that the ‘784 Patent and the ‘487 Application claim the same invention. The ‘487 Application covers the use of modified pectin to treat or inhibit metastasis. The ‘784 Patent covers the oral administration of modified pectin to treat cancer and metastasis among other things. We are the exclusive licensee to both the ‘487 Application and the ‘784 Patent. Therefore, the declaration of the interference and the outcome of the proceeding will not affect our efforts to commercialize GCS-100, both in its current intravenous formulation or as an orally-delivered drug.

We intend to comply with our obligations and responsibilities under the respective license agreements for the ‘487 Application and ‘784 Patent, including taking all steps necessary to perfect and maintain the '487 Application. We will cooperate with the ‘487 Application inventor in the interference to make sure that the claims of the ‘487 Application are not reduced or eliminated. Under Section 5.1(b) of our license agreement for the ‘784 Patent, in the event of an interference, we have the right to direct the inventors to amend the ’784 Patent, or take any further action we deem reasonably necessary to avoid, overcome, or terminate any interference proceeding.

As is standard in interference proceedings, the Board of Patent Appeals and Interferences will first examine whether the claims of the ‘487 Application and the ‘784 Patent that are subject to the interference are in fact the same invention or are patentably distinct (i.e., separate inventions). If the claims are determined to be patentably distinct then the interference is ended and the ‘487 Application and the ‘784 Patent will each retain their full scope of claims.

If the claims are determined to be the same invention then we will utilize our ability to modify the ‘784 Patent so that there is no longer any interference between the ‘487 Application and the ‘784 Patent. This would allow the broader claims of the ‘487 Application, which are not limited to oral administration, to issue as a patent in full. Even if the claims of the ‘784 Patent were amended or reduced, the ‘487 Application would still cover the oral administration of GCS-100. Therefore, regardless of the outcome of the interference, as exclusive licensee of the ‘487 Application and the ‘784 Patent, we will still have the exclusive rights to commercialize GCS-100, both in its current intravenous formulation and as an orally delivered drug. Our plans for commercializing GCS-100 are not affected by the interference.

MANAGEMENT

Our executives officers and directors and their ages as of the date of this prospectus are as follows:

Name	Age	Position
Bradley J Carver	44	Chief Executive Officer, President, Treasurer, Interim Chairman
John W. Burns	60	Chief Financial Officer, Senior Vice President, Director
Frederick E. Pierce, II	43	Vice President, Business Development
William O. Fabbri	36	General Counsel
David W. Dube	49	Director
Michael E. Hanson	58	Director
Theodore J. Host	60	Director

Bradley J Carver, 44, our Chief Executive Officer since June 2000, has been President and Treasurer and a member of our Board of Directors since March 1995 and has been the President, Chief Financial Officer, Treasurer and a member of the Board of Directors of our subsidiary IGG since February 1993. Mr. Carver is a Class III director whose term expires in 2007. Mr. Carver was elected our interim Chairman of the Board of Directors in February 2003. Mr. Carver has been President, Chief Financial Officer, Treasurer and a member of the Board of Directors of SafeScience Products, Inc., our wholly owned subsidiary since its inception in June 1995. Mr. Carver received a Bachelor of Arts degree in management from Michigan State University in 1983.

John W. Burns, 60, has been our Chief Financial Officer since January 2000, Senior Vice President since March 2001, and a Class I Director, whose term expires in 2008, since June 2002. Prior thereto, Mr. Burns was the CFO/Senior Vice President, Finance & Business Operations for South Shore Hospital, a regional healthcare services provider based in South Weymouth, MA, from February 1993 to February 1999. Prior thereto, Mr. Burns was the Vice President/Treasurer and a subsidiary CFO/Vice President, Finance for Eastern Enterprises, a NYSE-listed company engaged in energy and marine transportation. Mr. Burns has also held corporate finance and treasury positions with Allied-Signal, Citicorp Investment Bank, and International Paper. Mr. Burns holds a Master of Business Administration in Finance from New York University and a Doctor of Philosophy degree in Mathematics from Stevens Institute of Technology.

Frederick E. Pierce, II, 43, has been our Vice President of Business Development since August 2002 and our Vice President of Finance and Investor Relations since June 1998. Prior to joining GlycoGenesys, Mr. Pierce was at Lehman Brothers, where he was the New England private client services liaison to healthcare investment banking. In addition, Mr. Pierce had over seven additional years experience at Kidder Peabody and Merrill Lynch. Mr. Pierce received a B.S. in chemistry from Hampshire College.

William O. Fabbri, 36, has been our General Counsel since September 2002. From September 1996 to August 2002, Mr. Fabbri was a member of the corporate department of the international law firm of McDermott, Will & Emery. While at McDermott, Will & Emery, Mr. Fabbri was actively involved in securities offerings, public company reporting matters and various strategic corporate transactions. Mr. Fabbri holds a J.D., magna cum laude, from Boston University School of Law and received his B.A. from Wesleyan University.

David W. Dube, 49, has been a member of our Board of Directors since May 1998. Mr. Dube is a Class III director whose term expires in 2007. Mr. Dube is a member of the Audit and Compensation Committees of the Board of Directors. Since April 2001, Mr. Dube has been President of Peak Capital Corporation, a corporate finance and management advisory firm, and various financial services companies affiliated therewith. From October 1999 to March 2001, Mr. Dube was President and Chief Operating Officer of Kings Road Entertainment, Inc., an entertainment and educational products company. Mr. Dube was Senior Vice President and Chief Financial Officer of FAB Capital Corporation, a merchant banking and securities investment firm, and served in various other capacities from September 1997 through October 1999. Prior thereto, Mr. Dube was the President and Chief Executive Officer of Optimax Industries, Inc., a publicly traded company with interests in the horticultural, decorative giftware and truck part accessories industries. Mr. Dube serves on the boards of directors of publicly-traded CNE Group, Inc., and New World Wine Group, Ltd. Mr. Dube holds a Bachelors Degree in business administration and a master’s degree in taxation from Suffolk University and a master’s degree in accounting from Bentley College. Mr. Dube is a Certified Public Accountant in the state of New Hampshire, and holds general and principal securities licenses.

Michael E. Hanson, 58, has been a member of our Board of Directors since September 2002. Mr. Hanson is a Class II director whose term expires in 2006. Mr. Hanson is a member of the Audit and Compensation Committees of the Board of Directors. Since January 2002, Mr. Hanson has been a Founding Partner of Barnard Life Sciences, LLC, a venture capital and health care consulting firm. Mr. Hanson is a director of Indevus Pharmaceuticals, Inc., a biopharmaceutical company. He served as a director of MGI Pharma, Inc., an oncology-focused biopharmaceutical company, from May 1998 through May 2001. Prior thereto, Mr. Hanson, for nearly 25 years, served in a variety of management positions in sales, marketing and new product development at Eli Lilly and Company. At the time of his retirement from Eli Lilly, he was President of the Internal Medicine Business Unit, which included cardiovascular and oncology products, and was a member of the Operations Committee. While at Eli Lilly, at various times he was Director of New Product Planning and Licensing; Executive Director of Japan Business Planning; President and General Manager of Eli Lilly Japan KK; and Vice President of Lilly Research Laboratories. Mr. Hanson holds a B.S. in Pharmacy from North Dakota State University, an M.S. in Hospital Pharmacy Administration from the University of Minnesota and is a graduate of the Advanced Management Program from Harvard Business School.

Theodore J. Host, 60, has been a member of our Board of Directors since December 1998. Mr. Host is a Class I director whose term expires in 2008. Mr. Host is a member of the Audit and Compensation Committees of the Board of Directors. From October 2001 to April 2004, Mr. Host was the CEO and Director, and from November 1999 until October 2001 was President, CEO, and a Director of Prestige Brands International, a consumer products company. Mr. Host worked with McCown DeLeeuw & Co. to create a consumer products start up company from March 1996 to November 1999. Prior thereto, Mr. Host served as the President and Chief Operating Officer, and later Chief Executive Officer, of The Scotts Company, a lawn care company. Mr. Host holds a Bachelor of Arts degree in business and a Master of Arts degree in business from New York University.

Audit Committee and Audit Committee Financial Expert

Our Audit Committee consists of David Dube, Michael Hanson and Theodore Host, each of whom qualify as independent under the standards and applicable rules established by the SEC and Nasdaq for members of audit committees. Our Board of Directors has determined that there are two audit committee financial experts serving on its audit committee, one of whom is Mr. Dube.

EXECUTIVE COMPENSATION

The following table sets forth the compensation earned during 2004, 2003, and 2002 for services rendered during these periods by our chief executive officer, chief financial officer, vice president of business development and general counsel (the "named executive officers"), after giving retroactive effect to the 1-for-6 reverse stock split effected by us on December 21, 2004.

Summary Compensation Table

		Long-Term Compensation Securities
		Annual Compensation		Underlying	All Other
Name and Position(s)	Year	Salary	Bonus	Options	Compensation

Bradley J Carver, Chief	2004	$228,800	$26,590	12,402	$ 1,344	(2)
Executive Officer,	2003	$225,866	$28,099	13,000	$ 1,344	(2)
President and Treasurer (1)	2002	$220,000	$13,805	21,834	$ 302	(2)

John W. Burns, Senior Vice President	2004	$208,000	$20,144	11,334	$ 4,583	(2)
and Chief Financial Officer	2003	$205,333	$17,030	11,484	$ 4,552	(2)
	2002	$200,000	$10,458	16,667	$ 2,683	(2)

Frederick E. Pierce, II, Vice President	2004	$156,000	$13,597	4,302	$ 3,537	(2)
of Business Development (4)	2003	$154,000	$ 9,579	5,267	$ 3,493	(2)
	2002	$150,000	$ 5,883	8,334	$ 2,049	(2)

William O. Fabbri, General Counsel (5)	2004	$160,000	$14,144	4,352	$ 1,099	(2)
	2003	$160,000	$ 9,825	2,034	$ 1,075	(2)
	2002	$ 53,333	$ 2,070	8,334	$ 114	(2)

(1) In February 2003, Mr. Carver was elected Chairman of the Board on an interim basis.
(2) Consists of life and long-term disability insurance premiums.
(3) Consists of transportation-related payments and life and long-term disability insurance premiums.
(4) In August 2002, Mr. Pierce was appointed to the position of Vice President of Business Development. Prior to August 2002, Mr. Pierce was Vice President of Finance and Investor Relations. Mr. Pierce’s compensation for 2002 reflects all 2002 compensation.

(5) In September 2002, Mr. Fabbri joined us as General Counsel.

Option Grant Table. The following table set forth certain information regarding options granted during the year ended December 31, 2004 to the named executive officers, after giving retroactive effect to the 1-for-6 reverse stock split effected by us on December 21, 2004.

OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 2004

Individual Grants
	Number of Securities Underlying Options		Percent of Total Options Granted to Employees in	Exercise or Base Price	Expiration	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
Name	Granted (#)		Fiscal Year (1)	($/Share)	Date	5%($)	10%($)

Bradley J Carver	7,237	(3)	13.0%	$8.22	1/16/14	37,412	94,809
	3,639	(4)	6.5%	$8.22	1/16/14	18,812	47,673
	1,019	(3)	1.8%	$8.22	3/17/14	5,268	13,349
	507	(4)	0.9%	$8.22	3/17/14	2,621	6,642
Total	12,402		22.3%			64,112	162,473

John W. Burns	7,745	(3)	13.9%	$8.22	1/16/14	40,038	101,464
	2,205	(4)	4.0%	$8.22	1/16/14	11,399	28,887
	1,077	(3)	1.9%	$8.22	3/17/14	5,568	14,109
	307	(4)	0.6%	$8.22	3/17/14	1,587	4,022
Total	11,334		20.4%			58,591	148,482

Frederick E. Pierce, II	2,543	(3)	4.6%	$8.22	1/16/14	13,146	33,315
	1,241	(4)	2.2%	$8.22	1/16/14	6,415	16,258
	345	(3)	0.6%	$8.22	3/17/14	1,783	4,520
	173	(4)	0.3%	$8.22	3/17/14	894	2,266
Total	4,302		7.7%			22,239	56,359

William O. Fabbri	2,562	(3)	4.6%	$8.22	1/16/14	13,244	33,564
	1,273	(4)	2.3%	$8.22	1/16/14	6,581	16,677
	340	(3)	0.6%	$8.22	3/17/14	1,758	4,454
	177	(4)	0.3%	$8.22	3/17/14	915	2,319
Total	4,352		7.8%			22,498	57,014

(1)	Based on options to purchase an aggregate of 55,691 shares granted to officers and employees during the fiscal year ended December 31, 2004.
(2)
These columns show the hypothetical gains or option spreads of the options granted based on the fair market value of the common stock on the date of grant and assumed annual compound share appreciation rates of 5% and 10% over the full term of the options. The assumed rates of appreciation are mandated by the SEC and do not represent our estimate or projection of future share prices. Actual gains, if any, on option exercises will depend on the timing of such exercise and the future performance of the common stock. Values are net of the option exercise prices, but do not include deductions for taxes or other expenses associated with the exercise.

(3)	The options vest quarterly in equal installments over a three-year period.
(4)	The options were immediately vested on grant date.

Year-end Option Table. The following table sets forth certain information regarding options exercised during the year ended December 31, 2004 by the named executive officers, after giving retroactive effect to the 1-for-6 reverse stock split effected by us on December 21, 2004.

AGGREGATE OPTION EXERCISES AS OF DECEMBER 31, 2004
AND YEAR-END OPTION VALUES
Name	Number of Shares Acquired On Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised Options at Fiscal Year-End (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bradley J Carver	--	--	38,860	11,610	4,398	3,142
John W. Burns	--	--	57,150	11,402	3,885	2,775
Frederick E. Pierce, II	--	--	26,541	4,362	1,782	1,273
William O. Fabbri	--	--	9,610	5,110	688	492

___________
(1) Value is based on the closing price of the common stock on December 31, 2004 of $2.20 less the applicable option exercise price.

Compensation Committee Report on Executive Compensation

The Compensation Committee of our Board of Directors, of which all independent directors are members, determines the cash and other incentive compensation, if any, to be paid to our executive officers and employees.

Executive compensation consists of both cash and equity-based compensation. Cash compensation is comprised of base salary and bonus. Base salary is determined with reference to market norms either pursuant to employment agreements entered into with executive officers or pursuant to at-will arrangements. For 2004, bonus compensation (both cash and options) was based on a number of factors relating to our financial and operational performance, including capital raising, enhancing our market capitalization, operating within budget, enhancing our intellectual property portfolio, clinical trial progress and manufacturing and preclinical progress regarding GCS-100. These factors were used to determine the bonus compensation for our Chief Executive Officer, our executive officers and all other employees. Bonus payments are made at the discretion of the Compensation Committee following the end of the year.

Equity-based compensation is comprised of stock option grants. We believe that equity-based compensation closely aligns the economic interest of our executive officers with the economic interests of our shareholders. The Compensation Committee reviews the outstanding unvested options of the key executives from time to time and may grant additional options to encourage the retention of key executives. The Compensation Committee has retained an outside executive compensation firm to provide recommendations regarding executive compensation, particularly with respect to peers in the biotechnology industry and assistance regarding establishing a compensation philosophy. Executive compensation decisions and grants of stock options made by the Compensation Committee were based in large part upon such recommendations.

The Chief Executive Officer's compensation generally is based on the same policies and criteria as our other executive officers. Mr. Carver's base salary was increased from $228,800 to $240,800 on March 24, 2005, effective as of February 1, 2005. In March 2005, Mr. Carver received a total bonus of $26,590 and was granted options for a total of 48,812 shares of common stock at an exercise price of $1.02 per share for 2004. In March 2005, the Compensation Committee approved supplemental option grants to employees who had been with us for four or more years. Eight employees, including Mr. Carver and two other named executive officers, were eligible for such grants. Mr. Carver voluntarily reduced the amount he was entitled to by 75% in order to make additional options available to current and future employees. Mr. Carver received a supplemental option to purchase 24,500 shares of common stock at an exercise price of $1.02 per share. The Compensation Committee made these grants in recognition of the loyalty and contribution of these employees during difficult times and to provide incentive to remain with us, recognizing that grants made years ago have lost some of their retentive effect. The amount of these grants was determined in consultation with our independent compensation consultant.

In establishing Mr. Carver's compensation, the factors described above are taken into account. The Compensation Committee believes that Mr. Carver's total compensation, including salary, bonus and stock options, falls within our compensation philosophy and are within industry norms. In addition, the Compensation Committee believes Mr. Carver’s total compensation is consistent with the compensation received by other executive officers and employees. Our compensation policy was developed with the help and advice of an independent compensation consultant. Based upon a review of peer companies and the industry in which we operate, the independent compensation consultant provided us with a report on option grants to existing employees and new hires, as well as a cash bonus plan. The objective of a formal compensation policy is to enable us to attract and retain qualified executives, and reward executives for performance against a number of our goals agreed upon for the long-term maximization of shareholder value. The Compensation Committee has implemented this policy against which to assess executive compensation.

The above report of the Compensation Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this prospectus into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under such Acts.

Compensation Committee
David W. Dube
Michael E. Hanson
Theodore J. Host

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2004, Mr. Dube, Mr. Hanson, and Mr. Host served on the Compensation Committee. During the 2004 fiscal year, all executive officer compensation decisions were made by the Compensation Committee or the full Board of Directors. The Compensation Committee reviews and makes recommendations regarding the compensation for our top management and key employees, including salaries and bonuses. No member of the Compensation Committee during the 2004 fiscal year was an officer or employee, or former officer or employee of us or any of our subsidiaries or had any other relationship with us or any of our subsidiaries requiring disclosure.

Director Compensation

Our directors who are not GlycoGenesys employees receive cash compensation for their services equal to $2,000 per month. In addition, directors who are not GlycoGenesys employees receive $7,500 per year for service on the Audit Committee and $3,500 for service on the Compensation Committee. Each Director who is not also a GlycoGenesys employee receives non-qualified options to purchase 3,334 shares of common stock every two years. The exercise price of such options equals the higher of the average of the closing price of the common stock during the 20 trading days prior to the date of grant of the options and the closing price of the common stock on the date of grant. The options bear a term of ten years from the date of the grant and vest quarterly over a two-year period; provided, that vesting stops in the event the Director ceases to be a Director, in which case the shares vested prior thereto remain vested and exercisable for the remaining ten-year term.

In addition, directors who are not GlycoGenesys employees are granted options to purchase 4,167 shares of common stock in connection with their appointment or election to the Board of Directors at an exercise price equal to the higher of the average of the closing stock price during the 20 trading days preceding the date of the option grant and the closing price of the common stock on the date of grant. The options vest quarterly over three years and have a term of 10 years.

Directors who are GlycoGenesys employees or its affiliates do not receive any compensation for their services as directors. Accordingly, Messrs. Carver and Burns were not compensated for their services as directors in 2004.

Employment Contracts

We have an employment agreement with Mr. Carver, as our CEO and President, effective as of June 30, 2002. The following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the employment agreement. A copy of the employment agreement has been previously filed with the Securities and Exchange Commission.

The employment agreement expires on June 30, 2006, provided that if Mr. Carver is not notified within 90 days of the end of the term of the employment agreement, the term is extended for one year. The employment agreement provides that Mr. Carver is entitled to an annual base salary of $220,000, which was most recently increased to $240,800 on March 24, 2005, effective as of February 1, 2005, and to receive bonuses, in the discretion of the Compensation Committee, based upon our and Mr. Carver meeting certain performance targets established by the Compensation Committee.

Under the terms of Mr. Carver’s employment agreement, if we terminate Mr. Carver’s employment other than for Cause (as defined in the employment agreement), or Mr. Carver terminates his employment for Good Reason (as defined in the employment agreement), then we shall continue to pay Mr. Carver his annual base salary and health benefits in effect at the time of termination for a period of 12 months, to be paid at the time otherwise due, and any bonus not yet paid to Mr. Carver earned in the year prior to termination, to be paid at the time otherwise to have been paid, as if his employment had not been terminated. In addition, any stock options vested at the time of or as a result of the termination shall be exercisable for the lesser of the remaining term of such options or five years.

In the event of termination of the employment of Mr. Carver by reason of death or Permanent Disability (as defined in the employment agreement) of Mr. Carver, we shall pay to Mr. Carver or his estate or other successor in interest, at the time otherwise due, his annual base salary and any benefits due to Mr. Carver through the date of termination, but reduced in the case of permanent disability by any payments received under any disability plan, program or policy paid for by us.

If we terminate the employment of Mr. Carver for Cause, or Mr. Carver terminates his employment with us without Good Reason, we shall pay Mr. Carver his annual base salary and benefits earned through the date of termination, and we shall have no further obligations to Mr. Carver under his employment agreement.

Under the terms of the employment agreement, Mr. Carver is prohibited from competing with us during the periods of his employment with us and for one year following the termination of such employment. During the one year period following termination, Mr. Carver shall not solicit any of our employees, customers, consultants or advisors. Mr. Carver is also subject to nondisclosure and confidentiality provisions under the employment agreement, which provisions survive any termination of the employment agreement.

The options granted to Mr. Carver fully vest in the event of a change in control of GlycoGenesys.

We have an employment agreement with Mr. Burns, our CFO and Senior Vice President, effective as of September 12, 2002. The following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the employment agreement. A copy of the employment agreement has been previously filed with the Securities and Exchange Commission.

The employment agreement expires on September 12, 2006, provided that if Mr. Burns is not notified within 90 days of the end of the term of the employment agreement, the term is extended for one year. The employment agreement provides that Mr. Burns is entitled to an annual base salary of $200,000, which was most recently increased to $218,900 on March 24, 2005, effective as of February 1, 2005, and to receive bonuses, in the discretion of the Compensation Committee, based upon our and Mr. Burns meeting certain performance targets established by the Compensation Committee.

Under the terms of Mr. Burns’ employment agreement, if we terminate Mr. Burns’ employment other than for Cause (as defined in the employment agreement), or Mr. Burns terminates his employment for Good Reason (as defined in the employment agreement), then we shall continue to pay Mr. Burns his annual base salary and health benefits in effect at the time of termination for a period of 9 months, to be paid at the time otherwise due, and any bonus not yet paid to Mr. Burns earned in the year prior to termination, to be paid at the time otherwise to have been paid, as if his employment had not been terminated. In addition, any stock options vested at the time of or as a result of the termination shall be exercisable for the lesser of the remaining term of such options or three years.

In the event of termination of the employment of Mr. Burns by reason of death or Permanent Disability (as defined in the employment agreement) of Mr. Burns, we shall pay to Mr. Burns or his estate or other successor in interest, at the time otherwise due, his annual base salary and any benefits due to Mr. Burns through the date of termination, but reduced in the case of permanent disability by any payments received under any disability plan, program or policy paid for by us.

If we terminate the employment of Mr. Burns for Cause, or Mr. Burns terminates his employment with us without Good Reason, we shall pay Mr. Burns his annual base salary and benefits earned through the date of termination, and we shall have no further obligations to Mr. Burns under his employment agreement.

Under the terms of the employment agreement, Mr. Burns is prohibited from competing with us during the periods of his employment with us and for one year following the termination of such employment. During the one year period following termination, Mr. Burns shall not solicit any of our employees, customers, consultants or advisors. Mr. Burns is also subject to nondisclosure and confidentiality provisions under the employment agreement, which provisions survive any termination of the employment agreement.

The options granted to Mr. Burns fully vest in the event of a change in control of GlycoGenesys.

Our other named executive officers, Messrs. Fabbri and Pierce, are “at will” employees.

THE FUSION CAPITAL TRANSACTION

General

On October 21, 2005, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, pursuant to which Fusion Capital has agreed, under certain conditions, to purchase on each trading day $40,000 of our common stock up to an aggregate of $20.0 million over an approximately 25 month period subject to earlier termination at our discretion.  In our discretion, we may elect to sell more or less of our common stock to Fusion Capital than the minimum daily amount and we may elect not to sell any common stock to Fusion Capital on any trading day during the agreement. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price.  Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $0.25 per share. The registration statement, of which this prospectus is a part, must remain effective in order for us to sell our common stock under the agreement.

Fusion Capital, the selling stockholder under this prospectus, is offering for sale up to 9,355,276 shares of our common stock, including 1,355,276 commitment shares.  In connection with entering into the agreement, we authorized the sale to Fusion Capital of up to 8,000,000 shares of our common stock for maximum proceeds of $20.0 million.   Subject to approval by our board of directors, we have the right but not the obligation to issue more than 8,000,000 shares to Fusion Capital.  In the event we elect to issue more than 9,355,276 shares (including 1,355,276 commitment shares) offered hereby, we will be required to file a new registration statement and have it declared effective by the U.S. Securities and Exchange Commission.  In the event that under the agreement we decide to sell more than 2,716,159 shares , i.e. greater than 19.99% of our outstanding shares of common stock as of the date of the agreement, and we are listed on the Nasdaq Capital Market, we would be required to seek stockholder approval. The selling price of our common stock would need to average $2.50 in order for us to receive $20 million under the common stock purchase agreement without registering additional shares. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the common stock purchase agreement.

Purchase of Shares Under The Common Stock Purchase Agreement

Under the common stock purchase agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock.  Subject to our right to suspend or reduce such purchases at any time, and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital shall purchase on each trading day during the term of the agreement $40,000 of our common stock.   The purchase price per share is equal to the lesser of:

•the lowest sale price of our common stock on the purchase date; or

•the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing sale price is used to compute the purchase price. We may decrease this daily purchase amount at any time.  We also have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $40,000 unless our stock price is above $1.35 per share for five consecutive trading days. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital.  Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement, which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that it is likely Fusion Capital will reach the 9.9% limitation.

The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares of our common stock offered by this prospectus at varying purchase prices:

Assumed Average Purchase Price		Number of Shares to be Issued if Full Purchase	Percentage of Outstanding After Giving Effect to the Issuance to Fusion Capital(1)	Proceeds from the Sale of 8,000,000 Shares to Fusion Capital Under the Common Stock Purchase Agreement
$0.25		8,000,000	36.2%	$ 2,000,000
$0.75		8,000,000	36.2%	$ 6,000,000
$0.82	(2)	8,000,000	36.2%	$ 6,560,000
$1.75		8,000,000	36.2%	$14,000,000
$2.75		7,272,727	34.0%	$20,000,000
$3.75		5,333,333	27.5%	$20,000,000

(1) Based on 14,087,899 shares outstanding as of November 11, 2005 and  includes the issuance of 338,819 shares of common stock issued to Fusion Capital as a commitment fee, and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

(2) Closing sale price of our common stock on November 11, 2005.

In connection with entering into the agreement, we authorized the sale to Fusion Capital of up to 8,000,000 shares of our common stock.    We have the right to terminate the agreement without any payment or liability to Fusion Capital at any time, including in the event that all 8,000,000 shares are sold to Fusion Capital under the common stock purchase agreement.  Subject to approval by our board of directors, we have the right but not the obligation to sell more than 8,000,000 shares to Fusion Capital.  In the event we elect to sell more than the 9,355,276 shares (including 1,355,276 commitment shares) offered hereby, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission.

Minimum Purchase Price

Under the common stock purchase agreement, we have set a minimum purchase price, or floor price, of $0.25. However, Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any trading day that the market price of our common stock is below $0.25.

Our Right To Suspend Purchases

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day’s notice.  Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Our Right To Increase and Decrease the Amount to be Purchased

Under the common stock purchase agreement Fusion Capital has agreed to purchase on each trading day during the approximately 25 month term of the agreement, $40,000 of our common stock or an aggregate of $20.0 million. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day’s notice.

In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount.  First, in respect of the daily purchase amount, we have the right to increase the daily purchase amount as the market price of our common stock increases.  Specifically, for every $0.10 increase in Threshold Price above $1.25, we shall have the right to increase the daily purchase amount by up to an additional $4,000.  For example, if the Threshold Price were $1.75 we would have the right to increase the daily purchase amount to up to an aggregate of $60,000. The "Threshold Price" is the lowest sale price of our common stock during the five (5) trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount.  If at any time during any trading day the sale price of our common stock is below the Threshold Price, the applicable increase in the daily purchase amount will be void.

In addition to the daily purchase amount, we may elect to require Fusion Capital to purchase on any single trading day our shares in an amount up to $250,000, provided that our share price is above $1.75 during the ten (10) trading days prior thereto.  The price at which such shares would be purchased will be the lesser of the lowest sale price on our common stock on the trading day a notice to make such a block purchase is received by Fusion Capital or lowest Purchase Price (as defined above) during the previous fifteen (15) trading days prior to the date that such purchase notice was received by Fusion Capital.  We may increase this amount to $500,000 if our share price is above $2.75 during the ten trading days prior to our delivery of the purchase notice to Fusion Capital.   We may increase this amount to $750,000 or $1,000,000 if our share price is above $3.75 or $4.75, respectively, during the ten trading days prior to our delivery of the purchase notice to Fusion Capital. We may deliver multiple purchase notices; however at least ten (10) trading days must have passed since the most recent non-daily purchase was completed. Any such block purchases will not increase the total amount ($20 million) that we can require Fusion Capital to purchase.

Events of Default

Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

•the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

•suspension by our principal market of our common stock from trading for a period of three consecutive trading days;

•the de-listing of our common stock from our principal market provided our common stock is not within two (2) trading days thereafter trading on the Nasdaq National Market, the New York Stock Exchange or the American Stock Exchange or the Nasdaq OTC Bulletin Board;

• the transfer agent‘s failure for five trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

•any breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which could have a material adverse affect on us subject to a cure period of five (5) trading days;

•any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•a material adverse change in our business, properties, financial condition or results of operations;

•we sell in excess of 2,716,159 shares of common stock (19.99% of our common stock that was outstanding at the date of the common stock purchase agreement with Fusion Capital) without first having received shareholder approval, unless our principal market does not require such shareholder approval.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement.  Such notice shall be effective one trading day after Fusion Capital receives such notice.

Effect of Performance of the Common Stock Purchase Agreement on Our Stockholders

All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock registered in this offering, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the common stock purchase agreement.

No Net Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement which establishes a net short position.

Commitment Shares Issued to Fusion Capital

Under the terms of the common stock purchase agreement Fusion Capital has received 338,819 shares of our common stock as a commitment fee.  In connection with each purchase of our common stock by Fusion Capital, we will issue, on a pro-rata basis, up to an aggregate of 338,819 shares of common stock to Fusion Capital as an additional commitment fee. These additional commitment shares will be issued pro rata based on the proportion that a dollar amount purchased by Fusion bears to the $20.0 million aggregate amount under the purchase agreement with Fusion Capital. At such time Fusion Capital has purchased $10,000,001 of our common stock under the common stock purchase agreement, we shall issue an additional 338,819 shares of common stock to Fusion Capital.  In connection with each purchase of our common stock above $10,000,000 in the aggregate by Fusion Capital, we will issue on a pro-rata basis, up to an aggregate of 338,819 shares of common stock to Fusion as additional commitment shares. Unless an event of default occurs, Fusion Capital must hold the first 677,638 of these commitment shares until 12.5 months from the date of the common stock purchase agreement or the date the common stock purchase agreement is terminated. The second 677,638 of these commitment shares must be held by Fusion Capital until 25 months from the date of the common stock purchase agreement or its termination, unless an event of default occurs.

Variable Priced Financings

Until the termination of the common stock purchase agreement, we must provide prior notice to Fusion Capital if we issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities.

Participations Rights

For a period of 12.5 months from October 21, 2005, the date of the common stock purchase agreement, we have granted to Fusion Capital the right to participate in the purchase of any New Securities (as defined below) that we may, from time to time, propose to issue and sell in connection with any financing transaction to a third party.  In particular, Fusion Capital can purchase up to 12.5% of such New Securities at the same price and on the same terms as such other investor.  “New Securities” means any shares of our common stock, our preferred stock or any other of our equity securities or our securities convertible or exchangeable for our equity securities.  New Securities shall not include:
•shares of our common stock issuable upon conversion or exercise of any securities outstanding as of the date of our agreement;
•shares, options or warrants for our common stock granted to our officers, directors and employees pursuant to stock option plans approved by our board of directors;
•shares of our common stock or securities convertible or exchangeable for our common stock issued pursuant to the acquisition of another company by consolidation, merger, or purchase of all or substantially all of the assets of such company, or
•shares of our common stock or securities convertible or exchangeable into shares of our common stock issued in connection with a strategic transaction involving  us and issued to an entity or an affiliate of such entity that is engaged in the same or substantially related business as we are.

Fusion Capital rights shall not prohibit or limit us from selling any securities so long as we make the same offer to Fusion Capital.

PRINCIPAL STOCKHOLDERS

The following table sets forth, to our knowledge, as of October 28, 2005 (unless otherwise noted), the beneficial ownership of our common stock by (i) persons who beneficially own more than 5% of our common stock, (ii) each director, (iii) each of the named executive officers, and (iv) all directors and executive officers as a group.

Name and Address of Beneficial Owner	Number of Beneficially Owned Shares	Percent of Class/(1)/
Elan International Services, Ltd./(2)/	1,883,645	11.8%
Bradley J Carver/(3)/	519,009	3.8%
John W. Burns/(4)/	107,176	*
Theodore J. Host/(5)/	18,820	*
David W. Dube/(6)/	14,169	*
Michael E. Hanson/(7)/	7,501	*
Frederick E. Pierce, II /(8)/	52,809	*
William O. Fabbri (9)	30,575	*
Directors and Executive Officers as a group (7 persons)/(10)/	750,059	5.2%

*Represents less than 1% of the outstanding shares of common stock.

(1) The information presented with respect to stock ownership and related percentage information is based on common stock as a percentage of the aggregate number of shares of common stock outstanding. The number of shares of common stock outstanding, 14,087,899, does not include shares issuable upon the conversion of outstanding preferred stock, exercise of outstanding warrants or stock options or shares reserved for issuance pursuant to the 1998 Stock Option Plan, 2000 Stock Incentive Plan and 2003 Omnibus Incentive Plan. In determining the percent of class owned by each stockholder, the numerator includes the number of shares of outstanding common stock held by such stockholders plus all shares of common stock that such stockholder has the right to acquire within 60 days of October 28, 2005, the date on which beneficial ownership is being determined. The denominator includes the total number of shares of common stock outstanding held by all stockholders plus all shares of common stock which such stockholder has the right to acquire within 60 days of October 28, 2005.

(2) According to our records and information contained in filings with the Securities and Exchange Commission, Elan International Services Ltd. has shared voting and shared dispositive power with Elan Corporation, plc with respect to 138,264 shares of common stock issuable upon the exercise of warrants within 60 days of October 28, 2005 and 1,745,381 shares of common stock is issuable upon the conversion of Series A and Series B preferred stock within 60 days of October 28, 2005. The business address of Elan International Services, Ltd. is 102 St. James Court, Flatts, Smith Parish, Bermuda FL 04.

(3) Includes 84,215 shares issuable upon exercise of options within 60 days of October 28, 2005. The business address of Mr. Carver is c/o GlycoGenesys, Inc., Park Square Building, 31 St. James Avenue, 8th Floor, Boston, MA 02116.

(4) Includes 98,254 shares issuable upon exercise of warrants and options within 60 days of October 28, 2005.

(5) Includes 15,800 shares issuable upon exercise of warrants and options within 60 days of October 28, 2005.

(6) Consists of 14,169 shares issuable upon exercise of options within 60 days of October 28, 2005.

(7) Consists of 7,501 shares issuable upon exercise of options within 60 days of October 28, 2005.

(8) Includes 51,809 shares issuable upon exercise of options within 60 days of October 28, 2005.

(9) Consists of 30,575 shares issuable upon exercise of options within 60 days of October 28, 2005.

(10) Includes 302,323 shares issuable upon exercise of warrants and options within 60 days of October 28, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On December 18, 2002, we entered into a termination agreement with Elan, a current 5% stockholder, for the termination of Elan’s and our joint venture, SafeScience Newco. Pursuant to the termination agreement, we acquired the preferred shares of SafeScience Newco held by Elan in exchange for a royalty interest on certain future revenues and payments related to GCS-100. We subsequently merged SafeScience Newco into us on December 29, 2004. Under the termination agreement, such royalty payments, if any, are to be offset by certain development costs incurred by us. We regained all intellectual property, development and marketing rights to GCS-100. We retained the right to use Elan’s proprietary drug delivery technology in the field of oncology for GCS-100.

THE SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position of office, or had any other material relationship, with us:

Selling Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares To Be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Fusion Capital Fund II, LLC (1) (2)	583,128(1)	4.1%	9,355,276	1.1%

(1) Includes 54,936 shares of common stock issuable upon conversion of Series D preferred stock and 150,000 shares of common stock issuable upon exercise of warrants convertible or exercisable within 60 days of November 11, 2005 and 338,819 shares of common stock that have been acquired by Fusion Capital under the common stock purchase agreement. Fusion Capital may acquire up to an additional 9,016,457 shares under the common stock purchase agreement. Percentage of outstanding shares is based on 14,087,889 shares of common stock outstanding as of November 11, 2005, together with such additional 9,016,457 shares of common stock that may be acquired by Fusion Capital from us under the common stock purchase agreement after the date hereof but excludes shares issuable upon the conversion of outstanding preferred stock, exercise of outstanding warrants or stock options or shares reserved for issuance pursuant to the 1998 Stock Option Plan, 2000 Stock Incentive Plan or 2003 Omnibus Incentive Plan. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that it is likely Fusion Capital will reach the 9.9% limitation.

(2) Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and investment power over the shares being offered under this prospectus.

PLAN OF DISTRIBUTION

The selling stockholder are offering the common stock offered by this prospectus. The common stock may be sold or distributed from time to time by the selling stockholder only for cash directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

-  Ordinary brokers’ transactions;
-  Transactions involving cross or block trades;
-  Transactions through brokers, dealers, or underwriters who may act solely as agents;
-  Transactions “at the market” into an existing market for the common stock;
-  Transactions not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
-  In privately negotiated transactions; or
-  Any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital, the selling stockholder, is an "underwriter" within the meaning of the Securities Act of 1933, as amended.

Neither the selling stockholder nor we can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between the selling stockholder, any other stockholders, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect net short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised the selling stockholder that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus by Fusion Capital have been sold.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified by our bylaws against amounts actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they are a party by reason of being or having been our directors or officers or of our subsidiaries. Our articles of incorporation provide that none of our directors or officers shall be personally liable for damages for breach of any fiduciary duty as a director or officer involving any act or omission of any such director or officer. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to such directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the U.S. Securities & Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by such director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 80,000,000 shares consisting of 75,000,000 shares of common stock, $0.01 par value per share, of which 14,087,899 were outstanding as of October 31, 2005 and 5,000,000 shares of preferred stock of which 12,623.32 shares are outstanding as of October 31, 2005.

The following summary of provisions of our capital stock does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our articles of incorporation, where such rights are set forth in full, and the provisions of applicable law.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, and subject to the prior distribution rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock along with the holders of any participating preferred stock shall be entitled to receive pro rata all of our remaining assets available for distribution to its stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.

(a)	Authorized, Issued and Outstanding

Our preferred stock, $0.01 par value, consisted of the following at September 30, 2005:

Series A convertible preferred stock, 7,500 shares authorized; 6,153.51 shares issued and outstanding.

Series B convertible preferred stock, 6,000 shares authorized; 3,471.15 shares issued and outstanding.

Series C convertible preferred stock, 1,117 shares authorized; no shares issued and outstanding.

Series D convertible redeemable preferred stock, 11,000 shares authorized, 3,096.848 shares issued and outstanding.

(b)	Series A and B Rights and Preferences

Dividends

If the Board of Directors declares a dividend on outstanding shares of common stock or any other capital stock that is junior to or on par with the Series A and Series B preferred stock, the holders of Series A and Series B preferred stock will be entitled to receive the same amount of dividends as would be declared payable on the number of shares of summon stock into which the shares of Series A and Series B preferred stock could be converted on the record date for such dividend. The Series B preferred stock receives a 7% annual dividend, payable in kind.

Liquidation

Upon our liquidation, dissolution or winding up, upon a change in control approved by the Board of Directors or a sale of all or substantially all of our assets -(each “a Liquidation”), the holders of Series A preferred stock will be entitled to receive before any distribution or payment is made to the holders of common stock or any other series of preferred stock ranking, as to liquidation rights, junior to the Series A preferred stock, and subject to the liquidation rights and preferences of any class or series of preferred stock senior to, or on a parity with, the Series A preferred stock as to liquidation preferences, an amount equal to $2,430 per share, as adjusted for stock splits, stock dividends, recapitalizations and the like, plus any accrued and unpaid dividends.

The holders of Series B preferred stock will be entitled to receive before any distribution or payment is made to the holders of common stock or any other series of preferred stock ranking, as to liquidation rights, junior to the Series B preferred stock, and subject to the liquidation rights and preferences of any class or series of preferred stock senior to, or on a parity with, the Series B preferred stock as to liquidation preferences, an amount equal to $1,700 per share, as adjusted for stock splits, stock dividends, recapitalizations and the like, plus any accrued and unpaid dividends.

If, upon a Liquidation, the assets and funds available for distribution to stockholders are insufficient to pay the holders of Series A and Series B preferred stock the full amounts to which they are entitled, then the holders of Series A and Series B preferred stock will share ratably, together with the holders of capital stock with the same liquidation preferences, in any distribution of available assets, pro rata in proportion to the full liquidation preference to which each holder is entitled.

After payment is made in full to the holders of Series A and Series B preferred stock and the holders of capital stock with equivalent liquidation preferences, the remaining assets available for distribution will be distributed among the holders of common stock, the holders of Series A and Series B preferred stock and the holders of capital stock with equivalent liquidation preferences based on the number of shares of common stock held by each, assuming conversion of any other class or series of capital stock convertible into shares of common stock. The liquidation preference of the Series A and Series B preferred stock was $14,953,030 and $6,976,662, respectively, as of June 30, 2005.

Voting Rights

Holders of Series A and Series B preferred stock are not entitled to vote on matters submitted to a vote of stockholders, except to (i) amend the articles of incorporation so as to affect adversely the shares of Series A or Series B preferred stock, respectively, (ii) change the rights of the holders of the Series A or Series B preferred stock, respectively, in any other respect, or (iii) authorize, create, designate or issue any additional equity securities having any rights that are senior or pari passu to the Series A or Series B preferred stock, respectively, with respect to liquidation preference or rights to dividends or distributions, which shall require the approval of at least a majority of the outstanding shares of Series A or Series B preferred stock, respectively, voting separately as a class.

Conversion

Each share of Series A preferred stock is convertible at any time after two years after issuance, at the option of the holder, into the number of shares of common stock equal to the Series A liquidation preference divided by $14.58. The applicable conversion rate will be adjusted upon the occurrence of various dilutive and other events specified in our articles of incorporation. In the event of a merger in which our stockholders own less than 50% of the surviving entity, all of the outstanding shares of Series A preferred stock will automatically convert at our option or upon the election of the holders of at least a majority of the outstanding shares of Series A preferred stock, into common stock at the applicable conversion rate.

Each share of Series B preferred stock is convertible, at the option of the holder, into the number of shares of common stock equal to the Series B liquidation preference divided by $10.20. The applicable conversion rate will be adjusted upon the occurrence of various dilutive and other events specified in the articles of incorporation. In the event of a merger in which our stockholders own less than 50% of the surviving entity, all of the outstanding shares of Series B preferred stock will automatically convert at our option or upon the election of the holders of at least a majority of the outstanding shares of Series B preferred stock, into common stock at the applicable conversion rate.

Anti-Dilution Adjustments

The conversion rate for the Series A and Series B preferred stock will be adjusted upon the occurrence of various events, such as stock splits, recapitalizations, mergers and consolidations, distribution of dividends payable in shares of our common stock, and certain issuances of capital stock at below the lower of the Series A or Series B conversion price, respectively, and 75% of the fair market value of the common stock as described in the articles of incorporation.

Redemption

Shares of Series A and Series B preferred stock are not redeemable.

(c) Series D Rights and Preferences

Ranking

The Series D preferred stock ranks junior to the Series A preferred stock and the Series B preferred stock in terms of dividends and liquidation rights. Both the Series A preferred stock and the Series B preferred stock are non-voting. The Series D convertible preferred stock ranks senior to our common stock in all respects.

Dividends

The Series D preferred stock has the right to receive, subject to the rights of the Series A preferred stock and the Series B preferred stock and in preference to the all other classes of stock, cumulative dividends at a rate of 8% per year, calculated on an amount equal to the stated value of the Series D convertible preferred stock of $1,000 per share (subject to adjustment for stock splits, stock dividends and similar events, the “Stated Value”). Dividends are payable quarterly in arrears beginning on the first day of January of each year. Dividends are payable in cash or shares of Series D preferred stock, at our option.

Liquidation Rights

Upon a liquidation, dissolution, winding-up, consolidation, merger, sale of substantially all assets or similar event, the Series D preferred stock shall have the right to receive, subject to the rights of the Series A preferred stock and the Series B preferred stock and in preference to the all other classes of stock, an amount equal to the Stated Value of the Series D preferred stock, plus all accrued but unpaid dividends. After the payment of any and all liquidation preferences on our capital stock, the Series D preferred stock will participate along with our common stock and other capital stock that has participation rights, pro-rata on an as converted basis in our remaining assets and funds.

Voting Rights

Except as otherwise provided in our Articles of Incorporation or as required by applicable law, the holders of Series D preferred stock shall be entitled to vote on all matters on which the holders of common stock shall be entitled to vote, on an as converted basis, voting together with the holders of common stock as a single class. Notwithstanding the foregoing, no holder of Series D preferred stock shall vote, or cause to be voted on any matter on which the holders of Series D preferred stock vote together with the holders of the common stock (and any other class or series of our capital stock) as a single class, more than the number of shares of common stock that exceeds the quotient of (x) the aggregate Stated Value of such holder’s shares of Series D preferred stock divided by (y) the closing bid price of our common stock on March 15, 2005, regardless of adjustments to the Conversion Price.

We are not permitted, without the affirmative vote or written consent of the holders of 2/3rds of the Series D preferred stock, directly or indirectly, to take any of the following actions or agree to take any of the following actions:

•
amend, alter or repeal any of the provisions of the Certificate of Designations, Preferences and Rights of Series D Preferred Stock, or in any way change the preferences, privileges, rights or powers with respect to the Series D preferred stock or reclassify any class of stock, including, without limitation, by way of merger or consolidation;

•
authorize, create, designate, issue or sell any (A) class or series of capital stock (including shares of treasury stock), (B) rights, options, warrants or other securities convertible into or exercisable or exchangeable for capital stock or (C) any debt security which by its terms is convertible into or exchangeable for any capital stock or has any other equity feature or any security that is a combination of debt and equity, which capital stock, in each case, is senior to or pari passu with the Series D preferred stock;

•
increase the number of authorized shares of Series D preferred stock or authorize the issuance of or issue any shares of Series D preferred stock (other than an issuance in connection with the payment of dividends on the Series D preferred stock);

•
agree to any restriction on our ability to satisfy its obligations to holders of Series D preferred stock or our ability to honor the exercise of any rights of the holders of the Series D preferred stock;

•
redeem, purchase or otherwise acquire for value (including through an exchange), or set apart money or other property for any mandatory purchase or the redemption, purchase or acquisition of any shares of our capital stock (except with respect to (i) the repurchase of shares of common stock held by our employees, officers or directors pursuant to the terms of an equity incentive plan approved by our Board of Directors, (ii) the repurchase or redemption of the Series D preferred stock in accordance with the terms of the Certificate of Designations, Preferences and rights of Series D Preferred Stock, or (iii) any Series A preferred stock or Series B preferred stock); or

•	agree to do any of the foregoing.

Conversion and Anti-Dilution

Each share of Series D preferred stock is convertible into the number of shares of common stock equal to the Stated Value divided by the conversion price of $1.00 per share (subject to adjustment for stock splits, stock dividends and certain dilutive issuances) (the “Conversion Price”). After March 15, 2006, we have the right to force conversion of all Series D preferred stock if, for a 20 consecutive trading day period, the average closing price of our common stock is equal to at least $1.75, the aggregate trading volume during such 20 trading day period exceeds one million shares and customary conditions are satisfied.

Prior to conversion or redemption, the Series D preferred stock is subject to full ratchet anti-dilution protection. Such anti-dilution protection covers the issuance of any common stock, securities convertible into common stock or securities, including options and warrants, exercisable for shares of common stock at a price per share below the Conversion Price (such issuance, a “Dilutive Issuance”). However, Dilutive Issuances do not include issuances:

•	upon the exercise of any options, warrants or convertible securities outstanding on March 15, 2005,

•	upon the grant or exercise of any stock or options which may be granted under any of our stock option or incentive plans in existence on March 15, 2005,

•	of securities as consideration for a merger or consolidation with, or purchase of assets from, a third party,

•
in connection with any strategic partnership, joint venture or similar transaction in which we enter into a technology or development agreement (the primary purpose of any such action not being to raise capital),

•	upon conversion of Series D preferred stock or as payment-in-kind dividends on the Series D preferred stock,

•	upon conversion of Series A preferred stock and Series B preferred stock,

•	upon exercise of the common stock warrants issued in connection with the Series D preferred stock, and

•	as a result of any stock split, combination, dividend, distribution, reclassification, exchange or substitution.

The Conversion Price will be automatically adjusted down to the price of the Dilutive Issuance upon issuance and the Series D preferred stock and the common stock warrants will thereafter be convertible and exercisable, respectively, at that new Conversion Price or exercise price.

Redemption

On or after March 15, 2009, we are required to redeem the Series D preferred stock in cash or common stock at our option, provided that the common stock will be valued at 90% of the 20 trading day volume weighted average price preceding such redemption.

The holders of the Series D preferred stock have a right to require us to redeem the Series D preferred stock upon the occurrence of: (i) our notice to any holders that we intend not to comply with proper requests for conversion in accordance with the terms of the Series D preferred stock, (ii) our failure to deliver, within the requisite time period, shares of common stock to any holder of Series D preferred stock upon conversion; (iii) our breach of any material representation or warranty made in the transaction documents under which we sold the Series D preferred stock; or (iv) our breach of any material covenant or any other material term or condition of the transaction document under which we sold the Series D preferred stock, which such breach has not been cured within 10 days of notice.

Automatic Adjustment

If, at any time, we issue any class or series of capital stock, or adjust the rights of any now or hereafter existing class or series of capital stock, so that the powers, designations, preferences and rights thereof are in any way superior to the then existing powers, designations, preferences and rights of the Series D preferred stock, then the then outstanding shares of Series D preferred stock shall automatically be adjusted to have such superior powers, designations, preferences and rights, which adjustment shall be immediately effective.

Stock Options

Under the SafeScience 1998 Stock Option Plan (the “1998 Plan”), options to purchase shares of common stock may be granted to our officers, directors, employees and consultants. As of October 31, 2005, we had options to purchase 52,480 shares under the Stock Option Plan outstanding and 2,238 shares remained available for future issuance. The 1998 Plan is administered by the Compensation Committee of the Board of Directors. Each option granted under the 1998 Plan must be exercised within a period fixed by the Compensation Committee which, subject to certain limitations, may not exceed ten years from the date of grant of the option. Options granted under the 1998 Plan become exercisable at such time or times and at prices as the Compensation Committee shall determine. We may grant incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986) or nonqualified stock options.

Under the SafeScience 2000 Stock Incentive Plan, as amended (the “2000 Plan”), shares and options to purchase shares of common stock may be granted to our officers, directors, employees and consultants. As of October 31, 2005, we had options to purchase 376,372 shares under the 2000 Plan outstanding and 2,339 shares remained available for future issuance. The 2000 Plan is administered by the Compensation Committee of the Board of Directors. Each option granted under the 2000 Plan must be exercised within a period fixed by the Compensation Committee which, subject to certain limitations, may not exceed ten years from the date of grant of the option. Options granted under the 2000 Plan become exercisable at such time or times and at prices as the Compensation Committee shall determine. We may grant incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986) or nonqualified stock options.

Under the GlycoGenesys 2003 Omnibus Incentive Plan, as amended (the “2003 Plan”), shares and options to purchase shares of common stock may be granted to our officers, directors and employees and consultants. As of October 31, 2005, 249,658 shares under the 2003 Plan were outstanding and 854,509 shares remained available for future issuance. The 2003 Plan is administered by the Compensation Committee of the Board of Directors. Each option granted under the 2003 Plan must be exercised within a period fixed by the Compensation Committee which, subject to certain limitations, may not exceed ten years from the date of grant of the option. Options granted under the 2003 Plan become exercisable at such time or times and at prices as the Compensation Committee shall determine. We may grant incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986) or nonqualified stock options.

Registrar and Transfer Agent

The registrar and transfer agent for our securities is Computershare Investor Services, located at 350 Indiana St., Suite 800, Golden, Colorado 80401.

Registration Rights

 In connection with the October 21, 2005, Fusion Capital transaction (See Fusion Capital Transaction), we entered into a registration rights agreement with Fusion Capital. Pursuant to the terms of the registration rights agreement, we are obligated to file a registration statement with the Securities and Exchange Commission, of which this prospectus forms a part, covering shares which may be purchased by or which have been issued to Fusion Capital under the common stock purchase agreement.

Potential Anti-Takeover Effect of Provisions of Nevada Law

We are subject to Nevada's anti-takeover law, commonly known as the Business Combinations Act. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. The Business Combinations Act is not applicable to a stockholder if our board approves of the transaction by which such stockholder became an interested stockholder.

In addition, we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada directly or through an affiliated corporation. Currently, we are not such a corporation. The law focuses on the acquisition of a “controlling interest,” which means the direct or indirect ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise in excess of one-fifth, one-third or one-half of the voting power of the corporation in the election of directors. The effect of the control share law is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation at an annual or special meeting of the stockholders. Nevada’s control share law may have the effect of discouraging takeovers of GlycoGenesys.

Potential Anti-Takeover Effect of our Articles of Incorporation and Bylaws

Our articles of incorporation permits our board of directors to issue up to 5,000,000 shares of preferred stock, with such rights, preferences, privileges, and restrictions as are fixed by the board of directors. This gives our board of directors the ability to issue shares of preferred stock which could include the right to approve or not approve an acquisition or other transaction that could result in a change in control. Our board of directors currently consists of five directors, divided into three classes of directors consisting of two classes of two directors and one class of one director. One class of directors is elected each year for a term of three years. As a result, any stockholder or group of stockholders desiring to obtain control over our Board of Directors by electing a majority of our directors, would only be able to do so over a period of two annual meetings.

Our amended and restated bylaws provide that, unless otherwise required by law, special meetings of the stockholders may be called only by our board of directors, the chairman of the board or the president. In addition, the stockholders may not act by written consent but must effect any action at a duly called annual or special meeting of the stockholders. These provisions restrict the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Torys LLP.

EXPERTS

The consolidated financial statements of GlycoGenesys, Inc. in this prospectus for the years ended December 31, 2004, 2003 and 2002 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to our ability to continue as a going concern), and have been included in this prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our web site is located at www.glycogenesys.com.

FINANCIAL STATEMENTS

Index To Financial Statements

PAGE
FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets - December 31, 2004 and December 31, 2003	F-2 & F-3
Consolidated Statement of Operations - Years Ended December 31, 2004, 2003 and 2002	F-4
Consolidated Statement of Stockholders’ Equity (Deficit) - Years Ended December 31, 2004, 2003 and 2002	F-5 & F-6
Consolidated Statements of Cash Flows - Years Ended December 31, 2004, 2003 and 2002	F-7
Notes to Consolidated Financial Statements - Years Ended December 31, 2004, 2003 and 2004	F-8 - F-26

THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Consolidated Balance Sheet - June 30, 2005 (Unaudited)	F-27
Consolidated Statement of Operations (Unaudited) - Three Months and Six Months Ended June 30, 2005 and 2004	F-29
Consolidated Statements of Cash Flows (Unaudited) - Six Months Ended June 30, 2005 and 2004	F-30
Notes to Consolidated Financial Statements (Unaudited)	F-31 - F36

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of GlycoGenesys, Inc.
Boston, Massachusetts

We have audited the accompanying consolidated balance sheets of GlycoGenesys, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GlycoGenesys, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations and had an accumulated deficit of $94.5 million as of December 31, 2004. The Company expects to incur substantial additional operating costs, including costs related to ongoing research and development activities, preclinical studies and clinical trials. In the event additional financing is not obtained, the Company may be required to significantly reduce or curtail operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
March 29, 2005

GLYCOGENESYS, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS
	December 31,
	2004	2003
CURRENT ASSETS:
Cash and cash equivalents	$2,245,790	$3,193,575
Prepaid expenses and other current assets	341,981	301,657
Total current assets	2,587,771	3,495,232
PROPERTY AND EQUIPMENT, AT COST:
Computer, office and laboratory equipment	860,744	683,975
Furniture and fixtures	294,291	294,291
Motor vehicles	—	25,026
	1,155,035	1,003,292
Less accumulated depreciation	797,428	693,569
	357,607	309,723
OTHER ASSETS:
Restricted cash	148,128	148,128
Other	11,670	11,670
Total other assets	159,798	159,798
Total assets	$3,105,176	$3,964,753

The accompanying notes are an integral part of these consolidated financial statements.

GLYCOGENESYS, INC.
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,
	2004	2003
CURRENT LIABILITIES:
Accounts payable	$1,313,196	$813,032
Accrued liabilities	445,970	493,717
Net liabilities of discontinued operations	—	57,698
Total current liabilities	1,759,166	1,364,447
Commitments and contingencies (Note 7)
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value, liquidation value $21,929,692 and $21,472,107 at December 31, 2004 and 2003 respectively	97	108
Common stock, $.01 par value Authorized - 33,333,333 shares at December 31, 2004 Issued and outstanding - 10,084,354 and 7,672,016 shares at December 31, 2004 and 2003, respectively	100,844	76,720
Additional paid-in capital	95,794,745	89,637,950
Deferred compensation	—	(14,513)
Note receivable from former officer	—	(2,675,000)
Accumulated deficit	(94,549,676)	(84,424,959)
Total stockholders' equity	1,346,010	2,600,306
Total liabilities and stockholders' equity	$3,105,176	$3,964,753

The accompanying notes are an integral part of these consolidated financial statements.

GLYCOGENESYS, INC.
Consolidated Statements of Operations

	Years Ended December 31,
	2004	2003	2002
OPERATING EXPENSES:
Research and development	$5,160,008	$4,081,944	$1,961,033
General and administrative	5,056,146	3,574,268	3,838,348
Total operating expenses	10,216,154	7,656,212	5,799,381

Operating loss	(10,216,154)	(7,656,212)	(5,799,381)
Other income (expense):
Equity in loss of SafeScience Newco, Ltd.	—	—	(4,418,206)

Interest income	34,103	25,457	96,056
Other income	57,335	8,554	7,354
Total other income (expense)	91,438	34,011	(4,314,796)
Net loss	(10,124,716)	(7,622,201)	(10,114,177)
Accretion of preferred stock dividends	(457,585)	(426,481)	(2,725,387)
Net loss applicable to common stock	$(10,582,301)	$(8,048,682)	$(12,839,564)
Basic and diluted net loss per common share	$(1.15)	$(1.18)	$(2.07)
Weighted average number of common shares outstanding	9,221,570	6,811,597	6,188,932

The accompanying notes are an integral part of these consolidated financial statements.

GLYCOGENESYS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, AND 2004

	Common Stock		Preferred Stock		Additional Paid-In	Deferred
	Shares	Amount	Shares	Amount	Capital	Compensation
BALANCE, JANUARY 1, 2002	5,594,825	$55,948	--	$--	$60,380,386	--

Common stock issued pursuant to private placements, net of $581,119 in issuance costs	521,431	5,214	--	--	5,226,163	--
Exercise of common stock warrants	69,297	693	--	--	3,465	--
Exercise of common stock options	2,683	27	--	--	2,470	--
Common stock issued for services and wages	20,340	203	--	--	42,619	--
Amortization of value of warrants issued for license	--	--	--	--	615,262	--
Series B convertible preferred issued as part of private placements, net of $341,503 in issuance costs	--	--	2,608.44	26	4,092,849	--
Accreted dividends on preferred stock	--	--	1,209.07	13	--	--
Reclassification of preferred stock	--	--	6,923.94	69	15,091,758	--
Net Loss	--	--	--	--	--	--
BALANCE, DECEMBER 31, 2002	6,208,576	$62,086	10,741.45	$108	85,454,972	--

Common stock issued pursuant to private placements, net of $326,262 in issuance costs	1,247,840	12,478	--	--	3,765,265	--
Common stock issued pursuant to exercise of warrants	194,793	1,948	--	--	377,245	--
Exercise of common stock options	3,171	32	--	--	8,628	--
Deferred compensation to consultants	--	--	--	--	32,016	(14,513)
Common stock issued to investors	17,637	176	--	--	(176)	--
Net loss	--	--	--	--	--	--
BALANCE, DECEMBER 31, 2003	7,672,016	$76,720	10,741.45	$108	89,637,950	$(14,513)

Common stock issued pursuant to private placements, net of $507,891 in issuance costs	2,241,667	22,417	--	--	8,778,928	--
Conversion of Series C Preferred stock to common stock	186,132	1,861	(1,116.79)	$(11)	(1,850)	--
Shares cancelled in exchange for notes receivable	(41,667)	(417)	--	--	(2,674,583)	--
Exercise of common stock options	183	2	--	--	295	--
Exercise of common stock warrants	25,765	258	--	--	5,788	--
Stock-based compensation to consultants	--	--	--	--	48,220	14,513
Shares issued in connection with reverse split	258	3	--	--	(3)	--
Net loss	--	--	--	--	--	--
BALANCE, DECEMBER 31, 2004	10,084,354	$100,844	9,624.66	$97	$95,794,745	$--

(continued)

	Note		Total
	Receivable		Stockholders'
	From Former	Accumulated	Equity
	Officer	Deficit	(Deficit)
BALANCE, JANUARY 1, 2002	$(2,675,000)	$(66,688,581)	$(8,927,247)

Common stock issued pursuant to private placements, net of $581,119 in issuance costs	--	--	5,231,377
Exercise of common stock warrants	--	--	4,158
Exercise of common stock options	--	--	2,497
Common stock issued for services and wages	--	--	42,822
Amortization of value of warrants issued for license	--	--	615,262
Series B convertible preferred issued as part of private placements, net of $341,503 in issuance costs	--	--	4,092,875
Accreted dividends on preferred stock	--	--	13
Reclassification of preferred stock	--	--	15,091,827
Net Loss	--	(10,114,177)	(10,114,177)
BALANCE, DECEMBER 31, 2002	(2,675,000)	(76,802,758)	6,039,407

Common stock issued as part of private placements, net of $326,262 in issuance costs	--	--	3,777,743
Common stock issued pursuant to exercise of warrants	--	--	379,193
Exercise of common stock options	--	--	8,660
Deferred compensation to consultants	--	--	17,503
Common stock issued to investors	--	--	--
Net loss	--	(7,622,201)	(7,622,201)
BALANCE, DECEMBER 31, 2003	(2,675,000)	(84,424,959)	2,600,306

Common stock issued as part of private placements, net of $507,891 in issuance costs	--	--	8,801,344
Conversion of Series C preferred stock to common stock	--	--	--
Shares cancelled in exchange for note receivable	2,675,000	--	--
Exercise of common stock options	--	--	297
Exercise of common stock warrants	--	--	6,046
Stock-based compensation to consultants		--	62,733
Shares issued in connection with reverse split	--	--	--
Net loss	--	(10,124,716)	(10,124,716)
BALANCE, DECEMBER 31, 2004	$--	$(94,549,676)	$1,346,010

(concluded)

The accompanying notes are an integral part of these consolidated financial statements.

GLYCOGENESYS, INC.
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2002	2003	2004
Cash flows from Operating Activities:
Net loss	$(10,114,177)	$(7,622,201)	$(10,124,716)
Adjustments to reconcile net loss to net cash used in operating and discontinued activities:
Stock-based compensation expense to non-employees	42,822	17,503	62,733
Amortization of value of warrants issued for license	615,262	--	--
Equity adjustment in SafeScience Newco, Ltd.	4,418,206	--	--
Depreciation	140,658	130,822	128,885
Services exchanged for equipment	--	116,478	--
Changes in assets and liabilities:
Due from SafeScience Newco, Ltd.	(1,806,187)	--	--
Prepaid expenses and other current assets	(60,498)	30,740	(40,324)
Accounts payable	(503,087)	221,247	500,164
Accrued liabilities	(950,445)	141,959	(47,747)
Net liabilities of discontinued operations	(180,168)	(88,914)	(57,698)

Net cash used in operating and discontinued activities	(8,397,614)	(7,052,366)	(9,578,703)

Cash flows from investing activities:
Purchase of property and equipment	(177,662)	(178,836)	(176,769)
Deposits	(175)	(39,825)	--
Net cash used in investing activities	(177,837)	(218,661)	(176,769)

Cash flows from financing activities:
Proceeds from sale of common stock, net of issuance costs	5,231,377	3,777,743	8,801,344
Proceeds from exercise of warrants and stock options	6,655	387,853	6,343
Proceeds from sale of Series B preferred stock, net of issuance costs	1,658,515	--	--
Net cash provided by financing activities	6,896,547	4,165,596	8,807,687
Net decrease in cash and cash equivalents	(1,678,904)	(3,105,431)	(947,785)
Cash and cash equivalents, beginning balance	7,977,910	6,299,006	3,193,575

Cash and cash equivalents, ending balance	$6,299,006	$3,193,575	$2,245,790

Supplemental disclosure of noncash financing activities:
Reclassification of preferred stock	$15,091,827	$--	$--

Series B preferred stock issued for expenses of joint venture	$2,434,360	$--	$--

Conversion of Series C Preferred stock to common stock	$--	$--	$1,861

Dividends accreted on Series A and Series B preferred stock	$2,725,387	$426,481	$457,585

Cancellation of note receivable from former officer	$--	$--	$2,675,000

The accompanying notes are an integral part of these consolidated financial statements.

GLYCOGENESYS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

(1) ORGANIZATION AND OPERATIONS

GlycoGenesys, Inc. (together with its subsidiaries, the “Company,") was formed in 1992 for the research and development of pharmaceutical products based on carbohydrate chemistry. At December 31, 2004, GlycoGenesys, Inc. has two wholly owned subsidiaries: International Gene Group, Inc. and SafeScience Products, Inc. These subsidiaries are non-operating. The Company currently focuses on the development of carbohydrate-based pharmaceutical products and related technologies in connection with oncology. The Company has also developed agricultural products, some of which are also based upon carbohydrate chemistries. The therapeutic products will be either licensed from or jointly developed with third parties. The Company maintains an office in Boston, Massachusetts and a research laboratory in Cambridge, Massachusetts.

In July 2001, the Company and Elan International Services, Ltd. ("EIS") formed a joint venture in Bermuda (SafeScience Newco, Ltd.) for the purpose of furthering the development of the Company's drug candidate GCS-100 in the field of oncology. The joint venture agreement was subsequently terminated on December 18, 2002 (See Note 3).

As of December 31, 2004, the Company has an accumulated deficit of approximately $94.5 million. In the most recent fiscal year, the Company reported a net loss of approximately $10.1 million and used approximately $9.6 million in cash for operations.

The Company's future is dependent upon its ability to obtain financing to fund its operations. The Company expects to incur substantial additional operating costs, including costs related to ongoing research and development activities, preclinical studies and clinical trials. Principal risks to the Company include the need to obtain adequate financing to fund future operations, the successful development and marketing of pharmaceutical products, ability to enter into collaborative partnerships, United States Food and Drug Administration or other similar foreign regulatory agencies approval, dependence on key individuals and competition from substitute products and larger companies.

Despite its accumulated deficit, the Company had a net working capital position of $828,605 at December 31, 2004. In March 2005, the Company sold preferred stock to investors generating approximately $1.9 million in cash proceeds and has commitments for an additional $4.2 million subject to certain conditions including shareholder approval (see Note 12). The Company believes that its existing funds and commitments will be sufficient to fund its operating expenses and capital requirements through the third quarter of 2005. The Company intends to raise additional equity financing to support its continued operations and is also committed to consummating a strategic alliance in mid-2005. Since inception, the Company has funded its operations primarily through the proceeds from equity securities. Through December 31, 2004, the Company had been successful in raising approximately $76.2 million from such sales of equity securities.

In the event additional financing is not obtained, the Company may be required to significantly reduce or curtail operations to conserve cash. There is substantial doubt that the Company will have the ability to continue as a going concern and, therefore, may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

(2) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The Company's consolidated financial statements include the accounts of GlycoGenesys, Inc. and its wholly owned subsidiaries. All material intercompany transactions and accounts have been eliminated.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operating expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents, and Restricted Cash

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at December 31, 2004 and 2003 include $21,597 and $218,275 in cash and $2,224,193 and $2,975,300 in cash equivalents, respectively, held in an overnight investment account, which is reinvested daily in government securities funds and money market funds. Restricted cash represents funds held under irrevocable standby letters of credit. The letters of credit serve as a security for the Company's facility leases. The funds are being held in an investment account. Such amounts are classified as long-term assets.

(d) Impairment of Long-Lived Assets

The Company assesses long-lived assets for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to their net carrying value. The amount of impairment loss, if any, will generally be measured by the difference between the net book value of the assets and the estimated fair value of the related assets.

(e) Depreciation

The Company provides for depreciation using straight-line and accelerated declining balance methods to allocate the cost of property and equipment over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life
Computer, office and laboratory equipment	3 - 5 years
Furniture and fixtures	7 years
Motor vehicles	4 years

(f) Research and Development

Research and development costs, which consist primarily of expenses for clinical trials, preclinical research, drug manufacturing for clinical trials, sponsored research, consultants, supplies and testing, are charged to operations as incurred.

(g) Net Loss Per Share

The Company applies Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". Basic loss per share is computed using the weighted-average number of common shares outstanding. The dilutive effect of the potential common shares consisting of outstanding stock options and warrants is determined using the treasury stock method. The following were excluded from the diluted loss per share calculation because their impact would be antidilutive:

	2004	2003	2002
Warrants	3,595,312	1,980,381	1,873,745
Options	320,796	258,463	236,220
Shares issuable upon conversion of preferred stock	1,709,570	1,850,841	1,809,029
	5,625,678	4,089,685	3,918,994

(h) Disclosures About Segments of an Enterprise

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Due to the discontinuation of its consumer and commercial products business (see Note 4), the Company operates in one segment.

(i) Concentrations of Risk

The Company has no significant off-balance-sheet risk or credit risk concentrations. The Company maintains its cash and cash equivalents with a financial institution and invests in investment-grade securities.

(j) Financial Instruments

The estimated fair values of the Company's financial instruments, which include cash equivalents, and accounts payable, approximate their carrying value due to the short maturity of these instruments.

(k) Stock-based compensation plans

The Company has stock-based employee compensation plans that are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in the consolidated statements of operations, as all options granted under these plans have an exercise price equal to or greater than the market value of the underlying common stock on the dates of grant. The following table illustrates the effect on net loss and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	2004	2003	2002
Net loss applicable to common stock, as reported	$(10,582,301)	$(8,048,682)	$(12,839,564)

Total stock-based employee compensation expense determined under fair value based method for all awards	(503,388)	(443,759)	(794,347)

Pro forma net loss applicable to common stock	$(11,085,689)	$(8,492,441)	$(13,633,911)

Basic and diluted net loss per common stock, as reported	$(1.15)	$(1.18)	$(2.07)

Pro forma basic and diluted net loss per common stock	$(1.20)	$(1.25)	$(2.20)

The preceding pro forma results were calculated using the Black-Scholes option-pricing model. The following assumptions were used for the years ended December 31, 2004, 2003 and 2002, respectively: (1) risk-free interest rates of 4.6%, 4.0% and 4.8%; (2) dividend yields of 0.0%; (3) expected lives of 6.8, 7.4 and 7.5 years; and (4) volatility of 87%, 138% and 133%. The weighted average fair value of options granted during the years ended December 31, 2004, 2003 and 2002 was $8.22, $3.06 and $10.15, respectively. Results may vary depending on the assumptions applied within the model.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”). This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005.

The Company is evaluating the two methods of adoption allowed by SFAS No. 123R; the modified-prospective transition method and the modified-retrospective transition method.

Stock or other equity-based compensation for non-employees is accounted for under the fair value-based method as required by SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and other related interpretations. Under this method, the equity-based instrument is valued at either the fair value of the consideration received or the equity instrument issued on the date of grant. The resulting compensation cost is recognized and charged to operations over the service period, which is usually the vesting period.

(l) Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have previously been included in either the Company’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against net deferred tax assets where management believes it is more likely than not that the asset will not be realized.

(m) Reverse Stock Split

On December 10, 2004, the Company’s Board of Directors approved a 1-for-6 reverse stock split that became effective on December 21, 2004. All share and per share amounts, and conversion price as appropriate, in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid in capital.

(3) FORMER JOINT VENTURE WITH ELAN INTERNATIONAL SERVICES

At the time SafeScience Newco, Ltd. was formed in July 2001, EIS purchased 450,000 shares of the Company's common stock, 1,116.79 shares of the Company's Series C non-voting convertible preferred stock ("Series C Preferred Stock"), which was convertible at the option of the holder into the Company’s common stock at anytime after July 10, 2003, and a five-year warrant to purchase 63,614 shares of common stock at an exercise price of $14.58 per share. The aggregate purchase price of $5,000,000 was paid in cash.

Also, EIS was issued 4,944.44 shares of the Company's newly created Series A convertible preferred stock ("Series A Preferred Stock") valued at $12,015,000 (See Note 6). Each share is convertible into 166.67 shares of common stock, subject to anti-dilution rights. The Series A Preferred Stock was, at EIS's option, exchangeable for non-voting preferred shares of SafeScience Newco, Ltd. ("Newco Preferred Shares"), originally issued to the Company and representing 30.1% of the aggregate outstanding shares of SafeScience Newco, Ltd. ("Aggregate Newco Shares").

The Company used the $12,015,000 from its issuance of the Series A Preferred Stock to acquire 80.1% of the Aggregate Newco Shares. This acquisition consisted of 100% of the voting common shares of SafeScience Newco, Ltd. ("Newco Common Shares") and 60.2% of the Newco Preferred Shares, which represented 50.0% and 30.1%, respectively, of the Aggregate Newco Shares. In addition, EIS contributed $2,985,000 to SafeScience Newco, Ltd. to acquire 39.8% of the Newco Preferred Shares, which represented 19.9% of the Aggregate Newco Shares.

In addition, Elan granted SafeScience Newco, Ltd. a license to Elan's proprietary drug delivery technology for a license fee of $15,000,000 and the Company granted SafeScience Newco, Ltd. a license to GCS-100 in the field of oncology as an integral part of these transactions. Upon SafeScience Newco, Ltd.'s completing this transaction, the cost of the Elan license was expensed at inception as a research and development cost by SafeScience Newco, Ltd. because revenues resulting from such technology were not likely in the foreseeable future. The Company's share of this expense was approximately $12,015,000 which was recorded as equity in loss of SafeScience Newco, Ltd. in the accompanying consolidated statement of operations for the year ended December 31, 2001.

On December 18, 2002, the Company entered into a termination agreement with Elan for the termination of the Company’s joint venture. Pursuant to the termination agreement, the Company acquired Elan’s Newco Preferred Shares in exchange for a royalty interest on certain future revenues and payments related to GCS-100. Under the termination agreement, such royalty payments, if any, are to be offset by certain development costs to be incurred by the Company. The Company regained all intellectual property, development and marketing rights to GCS-100. Upon termination, the Company received approximately $1.9 million for net reimbursement of R&D expenditures relating to GCS-100 and issued Elan 1,176.47059 shares of GlycoGenesys Series B convertible preferred stock, convertible into GlycoGenesys common stock at $10.20 per share.

A discounted cash flow analysis was applied to both the estimated future royalty payments and the offsetting development costs to be incurred by the Company to measure the cost of the acquisition and the related liability. The valuation of the royalty liability was determined using an income approach, discounted based on the estimated likelihood that such payments will ultimately be required. Based upon this analysis, the Company believes that the fair value of the development costs to be reimbursed by Elan approximates the fair value of the estimated future royalty payments. Accordingly no liability for the future contingent royalty payments has been reflected in the Company’s financial statements.

In connection with the joint venture termination, the exchange feature of GlycoGenesys Series A Preferred Stock, which allowed Elan to convert its Series A Preferred Stock into an additional 30% interest in SafeScience Newco, and the mandatory redemption feature were cancelled. GlycoGenesys Series A Preferred Stock is now only convertible into GlycoGenesys common stock at $14.58 a share. As a result of the cancellation of the exchange feature, the Company reclassified its Series A Preferred Stock into stockholders’ equity, which increased its equity by approximately $13.1 million. In addition, the Company issued 1,209.07 shares of Series A Preferred Stock to Elan representing the acceleration of dividends on the Series A Preferred Stock through September 2004, which were originally scheduled to be paid annually through July 2007. No further dividends will be paid.

During the period the joint venture was in operation, EIS had retained significant minority investor rights that the Company considered to be "participating rights" as defined in EITF Issue 96-16 "Investors' Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder Has Certain Approval or Veto Rights". EIS's participating rights prevented the Company from exercising sole control over SafeScience Newco, Ltd. Accordingly, the Company did not consolidate the financial statements of SafeScience Newco, Ltd. but instead accounted for its investment in SafeScience Newco, Ltd. using the equity method. Because the Company obtained control of SafeScience Newco on December 18, 2002, SafeScience Newco has been consolidated with the Company’s consolidated financial statements since that date through its merger into the Company on December 29, 2004. SafeScience Newco had operating expenses and a net loss of $5,147,882 for the year ended December 31, 2002.

(4) STOCKHOLDERS' EQUITY (DEFICIT)

(a) Authorized Shares

The authorized capital stock of GlycoGenesys, Inc. consists of 33,333,333 shares of $0.01 per share par value common stock, of which 10,084,354 were outstanding as of December 31, 2004 and 5,000,000 shares of $0.01 per share par value preferred stock of which 9,624.66 shares were outstanding as of December 31, 2004.

On December 21, 2004, the Company effected a 1-for-6 reverse stock split of its common stock.

(b) Sales of Common Stock

In 2004, the Company sold 2,241,667 shares of common stock at a weighted average price of $4.15 per share. Warrants to purchase 1,780,428 shares of common stock at a weighted average exercise price of $7.20 per share were issued in connection with this transaction. The Company also issued warrants to purchase 61,000 shares of common stock at a weighted average exercise price of $6.00 per share to brokers. The Company issued 25,765 shares of common stock for warrants exercised for proceeds of $6,046 and 183 shares of common stock for options exercised by employees for proceeds of $297.

In 2003, the Company sold 1,247,840 shares of common stock at a weighted average price of $3.24 per share. Warrants to purchase 374,352 shares of common stock at a weighted average exercise price of $5.16 were issued in connection with this transaction. The Company also issued warrants to purchase 16,340 shares of common stock to brokers. The Company issued 194,793 shares of common stock for warrants exercised for proceeds of $379,193 and 3,171 shares of common stock for options exercised by employees for proceeds of $8,660.

In 2002, the Company sold 521,432 shares of common stock at a weighted average price of $11.16 per share. Warrants to purchase 376,082 shares of common stock at a weighted average exercise price of $13.50 and 150,541 shares at an exercise price of $0.06 were issued in connection with this transaction. The Company also issued warrants to purchase 41,813 shares of common stock to brokers. The Company issued 69,297 shares of common stock for warrants exercised for proceeds of $4,158 and 20,340 shares of common stock for services rendered valued at $42,822.

(c) Stock Option Plans

The Company has a Nonqualifying Stock Option Plan (“1996 Plan”) and has registered 83,334 shares of common stock with the Securities and Exchange Commission for future issuance under option agreements. The exercise price of each option was determined by the Board of Directors and must be exercised within ten years from the date of issuance. The Company may issue these options to its officers, directors, employees, consultants and advisors. As of December 31, 2003, no shares were available for future grant under the 1996 Plan.

Effective December 1, 1998, the Company adopted the 1998 Stock Option Plan (“1998 Plan”) under which 100,000 shares of common stock were reserved for issuance under option agreements. The exercise price of each option will be determined by the Board of Directors and may be issued to officers, directors, employees and consultants. Additionally, the options must be exercised within 10 years from the date of issuance. As of December 31, 2004, 19,157 shares were available for future grant under the 1998 Plan.

Effective June 7, 2000, the Company adopted the 2000 Stock Incentive Plan (the “2000 Plan”) under which 166,667 shares of common stock were reserved for issuance under option agreements, stock appreciation rights, stock awards and performance awards. On June 5, 2001, the 2000 Plan was amended to increase the number to 375,000 shares of common stock reserved for issuance. The exercise price of each option will be determined by the Board of Directors and may be issued to officers, directors, employees and certain consultants and advisors. Additionally, the options must be exercised within 10 years from date of issuance. As of December 31, 2004 options to purchase 111,971 shares were available for future grant under the 2000 Plan.

Effective June 7, 2003, the Company adopted the 2003 Omnibus Stock Incentive Plan (the “2003 Plan”) under which 304,167 shares of common stock were reserved for issuance under option agreements, stock appreciation rights, stock awards and performance awards. The exercise price of each option will be determined by the Board of Directors and may be issued to officers, directors, employees and certain consultants and advisors. Additionally, the options must be exercised within 10 years from date of issuance. As of December 31, 2004 options to purchase 294,217 shares were available for future grant under the 2003 Plan.

The following table summarizes stock option activity related to employees and consultants:

		Weighted
		Average
		Exercise
	Number	Price
	Of Shares	Per Share
Balance, January 1, 2002	186,463	$34.11
Granted	115,590	10.15
Exercised	(2,683)	0.93
Cancelled	(63,150)	58.81
Balance, December 31, 2002	236,220	$16.16
Granted	74,507	3.06
Exercised	(3,171)	2.73
Cancelled	(49,093)	16.54
Balance, December 31, 2003	258,463	$12.48
Granted	67,351	7.26
Exercised	(183)	1.62
Cancelled	(4,835)	5.08
Balance, December 31, 2004	320,796	$11.50

Exercisable at December 31, 2004	256,412	$13.01

Exercisable at December 31, 2003	175,193	$15.58

Exercisable at December 31, 2002	145,281	$18.87

The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 2004

Options Outstanding				Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
	Number	Life	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	(in years)	Price	Exercisable	Price
$ 0.0600 $0.0600	6	3.06	$0.06	6	$0.06
1.6200 $1.6200	43,185	8.20	$1.62	24,884	$1.62
2.4000 3.3600	34,170	7.08	2.90	25,486	2.91
4.0200 6.3000	11,868	7.54	4.95	5,907	5.02
8.2200 8.2200	46,583	9.06	8.22	21,492	8.22
8.8200 9.5400	33,473	6.59	8.91	30,206	8.87
10.3200 10.9800	22,955	3.48	10.68	19,875	10.66
12.5400 12.5400	61,886	7.01	12.54	61,885	12.54
14.1000 20.6300	19,169	4.78	16.19	19,168	16.19
29.8200 33.0000	47,503	5.19	30.49	47,503	30.49
$ 0.0600 $33.0000	320,796	6.80	$11.50	256,412	$13.01

(d) Warrants

The following table summarizes all warrant activity in connection with equity financing:

	Common Stock Warrants
	Number of Shares	Weighted Average Exercise Price Per Share
Balance, January 1, 2002	1,374,599	$13.01
Granted	568,442	9.77
Exercised	(69,296)	0.06
Balance, December 31, 2002	1,873,745	$12.51
Granted	390,701	5.16
Exercised	(194,792)	1.95
Cancelled	(3,334)	36.00
Balance, December 31, 2003	2,066,320	$12.08
Granted	1,841,428	7.16
Exercised	(25,765)	0.23
Cancelled	(286,671)	7.76
Balance, December 31, 2004	3,595,312	$9.99
Exercisable, December 31, 2004	2,200,900	$12.52
Exercisable, December 31, 2003	2,066,320	$12.08
Exercisable, December 31, 2002	1,845,026	$12.60

Warrants issued to certain investors contain anti-dilution provisions which require the exercise price to be adjusted for securities transactions sold at prices lower than the then current exercise price.

During 2004, 2003 and 2002, the Company granted 1,841,428, 390,701, and 568,442 warrants, respectively, in connection with the issuance of common stock discussed in Note 4(b).

(5) PREFERRED STOCK

(a)  Authorized, Issued and Outstanding

The Company’s preferred stock, $0.01 par value, consisted of the following at December 31, 2004 and 2003:

Series A convertible preferred stock, 7,500 shares authorized; 6,153.51 shares issued and outstanding as of December 31, 2004 and 2003.

Series B convertible preferred stock, 6,000 shares authorized; 3,471.15 shares issued and outstanding as of December 31, 2004 and 2003.

Series C convertible preferred stock, 1,117 shares authorized; 1,116.79 shares issued and outstanding as of December 31, 2003. On April 26, 2004, the Series C convertible preferred stock was converted by the holder into 186,132 shares of common stock.

(b) Rights and Preferences

Dividends

If the Board of Directors declares a dividend on outstanding shares of Common Stock or any other capital stock that is junior to or on par with the Series A and Series B Preferred Stock, the holders of Series A and Series B Preferred Stock will be entitled to receive the same amount of dividends as would be declared payable on the number of shares of Common Stock into which the shares of Series A and Series B Preferred Stock could be converted on the record date for such dividend. The Series B Preferred Stock receives a 7% annual dividend, payable in kind.

Liquidation

Upon the Company's liquidation, dissolution or winding up, upon a change in control approved by the Board of Directors or a sale of all or substantially all of the assets of the Company (each “a Liquidation”), the holders of Series A Preferred Stock will be entitled to receive before any distribution or payment is made to the holders of Common Stock or any other series of preferred stock ranking, as to liquidation rights, junior to the Series A Preferred Stock, and subject to the liquidation rights and preferences of any class or series of preferred stock senior to, or on a parity with, the Series A Preferred Stock as to liquidation preferences, an amount equal to $2,430 per share, as adjusted for stock splits, stock dividends, recapitalizations and the like, plus any accrued and unpaid dividends.

The holders of Series B Preferred Stock will be entitled to receive before any distribution or payment is made to the holders of Common Stock or any other series of preferred stock ranking, as to liquidation rights, junior to the Series B Preferred Stock, and subject to the liquidation rights and preferences of any class or series of preferred stock senior to, or on a parity with, the Series B Preferred Stock as to liquidation preferences, an amount equal to $1,700 per share, as adjusted for stock splits, stock dividends, recapitalizations and the like, plus any accrued and unpaid dividends.

If, upon a Liquidation, the assets and funds available for distribution to stockholders are insufficient to pay the holders of Series A and Series B Preferred Stock the full amounts to which they are entitled, then the holders of Series A and Series B Preferred Stock will share ratably, together with the holders of capital stock with the same liquidation preferences, in any distribution of available assets, pro rata in proportion to the full liquidation preference to which each holder is entitled.

After payment is made in full to the holders of Series A and Series B Preferred Stock and the holders of capital stock with equivalent liquidation preferences, the remaining assets available for distribution will be distributed among the holders of Common Stock, the holders of Series A and Series B Preferred Stock and the holders of capital stock with equivalent liquidation preferences based on the number of shares of Common Stock held by each, assuming conversion of any other class or series of capital stock convertible into shares of Common Stock. The liquidation preference of the Series A and Series B Preferred Stock was $14,953,030 and $6,976,662, respectively, as of December 31, 2004.

Voting Rights

Holders of Series A and Series B Preferred Stock are not entitled to vote on matters submitted to a vote of stockholders, except to (i) amend the articles of incorporation so as to affect adversely the shares of Series A or Series B Preferred Stock, respectively, (ii) change the rights of the holders of the Series A or Series B Preferred Stock, respectively, in any other respect, or (iii) authorize, create, designate or issue any additional equity securities having any rights that are senior or pari passu to the Series A or Series B Preferred Stock, respectively, with respect to liquidation preference or rights to dividends or distributions, which shall require the approval of at least a majority of the outstanding shares of Series A or Series B Preferred Stock, respectively, voting separately as a class.

Conversion

Each share of Series A Preferred Stock is convertible at any time after two years after issuance, at the option of the holder, into the number of shares of Common Stock equal to the Series A liquidation preference divided by $14.58. The applicable conversion rate will be adjusted upon the occurrence of various dilutive and other events specified in the Company’s articles of incorporation. In the event of a merger in which our stockholders own less than 50% of the surviving entity, all of the outstanding shares of Series A Preferred Stock will automatically convert at our option or upon the election of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, into Common Stock at the applicable conversion rate.

Each share of Series B Preferred Stock is convertible at any time after December 31, 2003, at the option of the holder, into the number of shares of Common Stock equal to the Series B liquidation preference divided by $10.20. The applicable conversion rate will be adjusted upon the occurrence of various dilutive and other events specified in the articles of incorporation. In the event of a merger in which the Company's stockholders own less than 50% of the surviving entity, all of the outstanding shares of Series B Preferred Stock will automatically convert at the Company's option or upon the election of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, into Common Stock at the applicable conversion rate.

Anti-Dilution Adjustments

The conversion rate for the Series A and Series B Preferred Stock will be adjusted upon the occurrence of various events, such as stock splits, recapitalizations, mergers and consolidations, distribution of dividends payable in shares of our Common Stock, and certain issuances of capital stock at below the lower of the Series A or Series B conversion price, respectively, and 75% of the fair market value of the Common Stock as described in the articles of incorporation.

Redemption

Shares of Series A and Series B Preferred Stock are not redeemable.

(6) RELATED PARTY TRANSACTIONS

On June 15, 1999, the Company entered into a transaction whereby Mr. Salter, its former executive vice president, relinquished an option to purchase 16,667 shares of common stock for a price of $0.06 per share which would have vested on January 1, 2000 and, in exchange, the Company issued to him a stock option for 41,667 shares of common stock at an exercise price of $64.20 per share, the estimated fair market value of the common stock on the date of the transaction. The option was exercised immediately. The Company loaned Mr. Salter an amount representing the entire exercise price. The principal balance of this note is $2,675,000, and accrued interest at 4.92% per annum. Mr. Salter pledged the 41,667 shares of common stock as collateral. The loan was non-recourse and was secured by the pledged shares. All outstanding principal, together with accrued interest in the unpaid principal balance of this note, was due on June 15, 2004. The principal balance outstanding prior to June 15, 2004 was $2,675,000 and was reported as a reduction of stockholders’ equity in the Company’s consolidated balance sheets.

On June 15, 2004, all of Mr. Salter’s 41,667 shares were returned to the Company and the non-recourse note was cancelled. The Company has accounted for the note cancellation within stockholder’s equity by reversing the note to additional paid-in capital.

(7) COMMITMENTS AND CONTINGENCIES

(a) Clinical Trials

The Company has retained ARS, Inc., a contract research organization (”CRO”), to help support its clinical trial program. They, together with consultants, provide data management, medical and safety monitoring, safety management, medical writing, biostatistical analysis and regulatory services. The total costs remaining for CRO and consultants services are estimated to be approximately $450,000 including fixed and variable costs for the current Phase I dose escalation monotherapy solid tumor trial. This cost is expected to be paid through the fourth quarter of 2005. The CRO and consultant costs for the Phase I/II dose escalation multiple myeloma trial beginning in the first quarter of 2005 and continuing through the first quarter of 2006 are estimated at $675,000 including fixed and variable costs. The CRO and consultant costs for the Phase I/II dose escalation CLL trial beginning in mid-2005 and continuing through the second quarter of 2006 are estimated at $675,000 including fixed and variable costs. The CRO and consultant costs for the Phase II solid tumor trial beginning in late 2005 and continuing into the fourth quarter of 2006 are estimated at $850,000 including fixed and variable costs. Assuming positive clinical data from the Phase I/II dose escalation multiple myeloma trial, the CRO and consultant costs for the potentially pivotal multiple myeloma trial beginning in late 2005 and continuing through the second quarter of 2007 are estimated at $1,900,000 including fixed and variable costs.

There are additional non-CRO costs associated with the Company’s planned future clinical trials of approximately $20,000 per patient.

(b) Leases

The Company leases office space in Boston, Massachusetts, under an operating lease expiring in March 2010 and laboratory space in Cambridge, Massachusetts under an operating lease expiring on January 1, 2007. The Company also leases certain equipment under operating leases.

Minimum future payments under the operating leases as of December 31, 2004 for each of the next five calendar years are approximately as follows:

Years ending December 31,	($000)
2005	384
2006	391
2007	284
2008	284
2009	284
$1,627

Rent expense in the accompanying consolidated statements of operations was approximately $421,000, $382,000 and $411,000, in 2004, 2003 and 2002, respectively.

(c) Joint Venture Termination
In connection with the termination of the Company’s SafeScience Newco joint venture (see Note 3), the Company agreed to make royalty payments to Elan on certain future revenues and payments related to GCS-100. The Company will be obligated to pay Elan a percentage on certain “net revenues”, which include license fees, milestone payments, royalties, net manufacturing profits, payments received in the disposition of GCS-100, particular research and development payments and premiums paid for the Company’s common stock. The Company will not be obligated to make any payments to Elan on payments the Company receives that are for reimbursement of direct expenses or contractually required to be used for certain research and development costs and for which the full time employee reimbursement rate does not exceed industry standards. In addition, if the Company directly markets GCS-100, the Company will be obligated to pay Elan a percentage on the “net sales” of GCS-100. However, all such payments on net revenues or net sales, if any, due to Elan will be offset by certain development costs incurred by the Company between the date of termination of the joint venture (December 18, 2002) and the date the Company enters into a partnering or other commercialization agreement.

(d) Legal Proceedings

On January 29, 2004, David Platt, the Company’s former Chief Executive Officer, commenced suit against the Company and certain current and former directors of the Company in the Massachusetts Superior Court, Suffolk County. In his Complaint, Platt seeks damages for alleged breach of his severance agreement with the Company, including the failure to pay approximately $180,000 in severance benefits and alleged breaches in connection with maintenance by the Company of certain restrictions on Platt’s sale of stock. The Complaint further asserts claims against certain current and former directors of the Company for alleged breaches of fiduciary duty in failing to assist in the removal of restrictive legends on Platt’s shares. Platt also purports to state claims for double or treble damages, as well as attorney fees, under General Laws Chapter 93A, Section 11, the Massachusetts Unfair Trade Practice Act. The case has been assigned under case number 04-0398 and will be heard in the Business Litigation Session of the Suffolk County Superior Court. The Company believes these claims are without merit.

On February 23 2004, the Company filed its answer and counterclaimed against Platt for breach of his severance agreement, against Pro-Pharmaceuticals, Inc. for tortious interference with the severance agreement, and against Platt and Pro-Pharmaceuticals, Inc. for misappropriation of proprietary rights and for unfair and deceptive acts. The Company seeks monetary damages and injunctive relief to prevent Platt and Pro-Pharmaceuticals from engaging in certain competitive activities relating to the use of polysaccharides to treat cancer and further seeks the assignment by Platt and Pro-Pharmaceuticals of certain intellectual property, including Davanat®, to the Company. Under the counterclaim for unfair and deceptive acts, the Company is seeking treble damages as well as attorneys’ fees.

On June 21, 2004, the Company added a supplemental counterclaim against Platt and Pro-Pharmaceuticals for injurious falsehood, unfair competition and unfair and deceptive acts relating to statements made by Pro-Pharmaceuticals regarding certain foreign patent applications the Company discontinued prosecuting and contractually returned to Platt. The Company seeks injunctive relief and monetary damages.

Discovery is proceeding in this matter. A trial is not expected until early 2006 at the earliest.

(8) LICENSING AGREEMENTS

During 2001, the Company executed an agreement with Wayne State University and the Barbara Ann Karmanos Cancer Institute. This agreement granted the Company an exclusive world-wide license to patents, patent applications, and other intellectual property related to "GCS-100 Material" issued, developed, or applied for by Wayne State University and the Barbara Ann Karmanos Cancer Institute. This agreement adds the rights to these issued patents and patent applications to the Company's existing patent portfolio, which consolidates the rights to all of the parties' existing GCS-100 intellectual property within the Company.

The Company also granted Wayne State University and the Barbara Ann Karmanos Cancer Institute warrants to jointly purchase 250,000 shares of common stock at $6.90 that have fully vested. Under this agreement, Wayne State University and the Barbara Ann Karmanos Cancer Institute were required to support the advancement of GCS-100 material over a two year period. During the year ended December 31, 2002, the Company recorded expense of $615,262 related to the warrants that vested under this agreement during 2002 and expense of $795,336 related to the license fees.

In order to maintain its rights under this agreement, the Company may be required to make additional payments of up to $3,000,000 which are contingent upon reaching future commercialization milestones. Specifically, the Company must on the first occurrence of the following milestones: (a) pay Wayne State University and the Barbara Ann Karmanos Cancer Institute $500,000 within thirty (30) days following the date on which the Company commences Phase III clinical drug investigations relating to GCS-100; (b) pay Wayne State University and the Barbara Ann Karmanos Cancer Institute $1,000,000 within thirty (30) days following the date on which the Company makes a new drug application ("NDA") submission to the FDA relating to GCS-100; and (c) pay Wayne State University and the Barbara Ann Karmanos Cancer Institute $1,500,000 within thirty (30) days following the date on which the Food and Drug Administration (“FDA”) approves an NDA of the Company covering GCS-100. In addition, the Company must pay $10,000 per month until FDA approval for GCS-100, of which $156,333 has been paid through December 31, 2004, which is reflected in research and development in the Consolidated Statements of Operations. Such payments are offset against the 2% royalty jointly to Wayne State University and the Barbara Ann Karmanos Cancer Institute the Company must pay on net sales of GCS-100.

In January 1994, the Company agreed that Platt would receive a royalty of 2% of net sales in exchange for the licensed patent rights on certain products being developed. The Company has agreed to pay all of the costs to procure and maintain any patents granted under this agreement. The agreement includes a requirement that the royalties paid in the ninth year of this agreement (2002) and all subsequent years meet a minimum requirement of $50,000 and has been paid for 2002 and 2003. If this requirement is not met, David Platt may terminate the agreement and retain the patent rights. The Company may terminate the agreement on 60 days' notice. The Company accrued a $50,000 liability as of December 31, 2004, which was subsequently paid.

Platt License. The Company was engaged in an arbitration with David Platt regarding a license agreement between the Company and Platt which the Company initiated in January 2004 seeking to enforce claimed rights under the license agreement to control prosecution of the licensed patent applications. Platt alleged that the Company breached the license agreement and sought to terminate the license. On November 11, 2004, the arbitrator issued a decision which found that Platt had breached the license agreement dated January 7, 1994, as amended (the “License Agreement”), by filing a patent application (U.S. application 10/041,350 (the “‘350 Application”), an application covered by the license) without having informed the Company and affirmed the Company’s position that the ‘350 Application is also covered by the license. The arbitrator rejected Platt’s contention that the Company had breached the License Agreement and refused to terminate the License Agreement, as Platt had requested. Instead, the arbitrator found that the Company retained its exclusive rights to commercialize the licensed technology. The arbitrator allowed Platt to continue prosecuting the licensed patent applications in which he is listed as inventor, finding that Platt had not relinquished his right as inventor to control prosecution of the applications under the License Agreement. Prosecution of the applications is for the benefit of the Company, which retains exclusive rights to develop and commercialize them.

(9) INCOME TAXES

At December 31, 2004, the Company has net operating loss carryforwards for federal income tax purposes of $73,810,139 which expire through 2024. The Company also has certain tax credits available to offset future federal and state income taxes, if any. Net operating loss carryforwards and credits are subject to review and possible adjustments by the Internal Revenue Service and may be limited in the event of certain cumulative changes in excess of 50% in the ownership interests of significant stockholders over a three-year period.

The components of the Company's deferred tax assets follow:

	2004	2003
Net operating loss carryforwards	$26,899,000	$25,615,000
Tax credit carryforwards	830,000	1,016,000
Temporary differences	571,000	724,000
Total deferred tax assets	28,300,000	27,355,000
Less valuation allowance	(28,300,000)	(27,355,000)
Deferred tax assets	$--	$--

In evaluating realizability of these deferred tax assets, management has considered the Company's short operating history, the volatility of the market in which it competes and the operating losses incurred to date, and it believes that given the significance of this evidence, a full valuation reserve against its deferred tax assets is required as of December 31, 2004 and 2003. The increase in the valuation allowance during these periods primarily relates to the increase in the Company's net operating loss carryforwards.

(10) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan (the “Plan”), pursuant to which employees may defer compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Substantially all of the Company's employees are eligible to participate in the Plan. Participants may contribute up to 20% of their annual compensation to the Plan, subject to certain limitations. The Company could match a discretionary amount as determined by the Board of Directors. The Company did not make any contributions to the Plan during 2004, 2003 and 2002.

(11) QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial data for 2004 and 2003 is summarized below.

	Quarters Ended

	Mar. 31,	June 30,	Sept. 30	Dec. 31,	Mar. 31,	June 30,	Sept. 30	Dec. 31,
	2004	2004	2004	2004	2003	2003	2003	2003
OPERATING EXPENSES:
Research and development	$1,379	$1,217	$1,360	$1,204	$841	$656	$965	$1,620
General and administrative	1,282	1,454	1,338	982	977	904	870	823
Total expenses	2,661	2,671	2,698	2,186	1,818	1,560	1,835	2,443

Operating loss	(2,661)	(2,671)	(2,698)	(2,186)	(1,818)	(1,560)	(1,835)	(2,443)
OTHER INCOME/(EXPENSE):
Equity in loss of SafeScience Newco, Ltd.	--	--	--	--	--	--	--	--
Other income (expense)	3	54	--	--	1	1	1	5
Interest income	7	7	13	7	9	7	4	5
Net loss	(2,651)	(2,610)	(2,685)	(2,179)	(1,808)	(1,552)	(1,830)	(2,433)
Accreted dividends on preferred stock	(114)	(114)	(115)	(115)	(102)	(103)	(105)	(116)

Net loss applicable to common stock	$(2,765)	$(2,724)	$(2,800)	$(2,294)	$(1,910)	$(1,655)	$(1,935)	$(2,549)

Basic and diluted net loss per common stock	$(0.33)	$(0.32)	$(0.28)	$(0.22)	$(0.31)	$(0.27)	$(0.27)	$(0.33)

*Quarterly diluted net loss per common share are the same amounts as basic net loss per common share for each quarter presented.

(12) SUBSEQUENT EVENTS

 On March 15, 2005, the Company raised approximately $1.9 million in net proceeds from institutional and accredited investors. The Company issued 2,000 shares of Series D convertible preferred stock, each share convertible into 1,000 shares of common stock, subject to adjustment and issued warrants to purchase 2,000,000 shares of common stock at an exercise price per share of $1.23, subject to adjustment, exercisable for a period of five years. In connection with this financing the Company also has commitments from these investors to purchase 4,500 additional shares of Series D convertible preferred stock and warrants to purchase an additional 4,500,000 shares of common stock on the same terms subject to shareholder approval which approval will be requested in May 2005 and customary closing conditions. The Company expects to receive approximately $4.2 million in additional net proceeds.

GLYCOGENESYS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	June30,	December 31,
	2005	2004
Current assets:
Cash and cash equivalents	$4,139,577	$2,245,790
Prepaid expenses and other current assets	387,035	341,981

Total current assets	4,526,612	2,587,771

Property and equipment, at cost:
Computer, office and laboratory equipment	877,137	860,744
Furniture and fixtures	294,291	294,291

	1,171,428	1,155,035
Less accumulated depreciation	(851,620)	(797,428)

Property and equipment, net	319,808	357,607

Other assets:
Restricted cash	148,128	148,128
Other	11,670	11,670

Total other assets	159,798	159,798

Total assets	$5,006,218	$3,105,176

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLYCOGENESYS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS’ EQUITY

(Unaudited)

	June 30,	December 31,
	2005	2004
Current liabilities:
Accounts payable	$1,480,707	$1,313,196
Accrued liabilities	817,757	445,970

Total current liabilities	2,298,464	1,759,166

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value (liquidation value $27,131,685 and $21,929,692 as of June 30, 2005 and December 31, 2004, respectively)	145	97
Common stock, $0.01 par value; Authorized - 75,000,000 shares; Issued and outstanding - 11,711,753 and 10,084,354 shares at June 30, 2005 and December 31, 2006, respectively	117,118	100,844
Additional paid-in capital	101,732,649	95,794,745
Accumulated deficit	(99,142,158)	(94,549,676)

Total stockholders’ equity	2,707,754	1,346,010

Total liabilities and stockholders’ equity	$5,006,218	$3,105,176

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLYCOGENESYS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Operating expenses:
Research and development	$873,646	$1,217,217	$2,393,750	$2,596,692
General and administrative	1,222,757	1,453,592	2,218,186	2,735,443

Total operating expenses	2,096,403	2,670,809	4,611,936	5,332,135

Operating loss	(2,096,403)	(2,670,809)	(4,611,936)	(5,332,135)

Other income:
Interest income	12,790	6,234	18,205	13,710
Other income	99	54,524	1,249	57,420

Total other income	12,889	60,758	19,454	71,130

Net loss	(2,083,514)	(2,610,051)	(4,592,482)	(5,261,005)
Preferred stock dividends accreted or accrued	(208,940)	(113,771)	(329,359)	(227,542)

Net loss applicable to common stock	$(2,292,454)	$(2,723,822)	$(4,921,841)	$(5,488,547)

Basic and diluted net loss per common stock	$(0.22)	$(0.32)	$(0.48)	$(0.66)

Weighted average number of common shares outstanding	10,626,841	8,445,207	10,355,612	8,359,001

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLYCOGENESYS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net loss	$(4,592,482)	$(5,261,005)
Adjustments to reconcile net loss to net cash used in operatingand discontinued activities:
Stock-based compensation expense to non-employees	9,992	11,071
Depreciation and amortization	54,192	61,053
Changes in assets and liabilities:
Prepaid expenses and other current assets	(45,054)	89,927
Accounts payable	167,511	268,769
Accrued liabilities	371,787	(19,627)
Net liabilities of discontinued operations	--	(44,457)
Net cash used in operating and discontinued activities	(4,034,054)	(4,894,269)

Cash flows from investing activities:
Purchase of property and equipment	(16,393)	(146,580)

Net cash used in investing activities	(16,393)	(146,580)

Cash flows from financing activities:
Proceeds from sale of securities, net of issuance costs	5,944,234	4,309,198
Proceeds from exercise of warrants and stock options	--	6,340

Net cash provided by financing activities	5,944,234	4,315,538

Net increase (decrease) in cash and cash equivalents	1,893,787	(725,311)
Cash and cash equivalents, beginning balance	2,245,790	3,193,575

Cash and cash equivalents, ending balance	$4,139,577	$2,468,264

Supplemental disclosure of non-cash financing activities:
Conversion of Series C preferred stock to common stock	$--	$1,861

Conversion of Series D preferred stock to common stock	16,050	--

Conversion of Series D prefererd stock dividends to common stock	224	--

Dividends accreted on Series B preferred stock	$242,176	$227,542

Dividends accrued on Series D preferred stcok	$87,183	--

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLYCOGENESYS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

     (1)  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of GlycoGenesys, Inc. (together with its subsidiaries, the “Company”), have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America applicable to interim periods, and with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, such financial statements reflect all adjustments, consisting of only normal recurring adjustments, which are necessary for a fair presentation of the results of the interim periods presented. The results of operations for the interim periods shown in this report are not necessarily indicative of results expected for the full year. These financial statements do not include disclosures associated with the annual financial statements and, accordingly, should be read in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and footnotes for the year ended December 31, 2004, included in the Company’s Annual Report on Form 10-K.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operating expenses during the period. Actual results could differ from those estimates.

     (2)  Operations

As of June 30, 2005, the Company had an accumulated deficit of $99,142,158. Despite this accumulated deficit, the Company had a net working capital position (current assets less current liabilities) of $2,228,148 at June 30, 2005. The Company believes that its existing funds and commitments will be sufficient to fund its operating expenses and capital requirements through the third quarter of 2005, allowing the Company to continue its current Phase I solid tumor dose escalation trial and its Phase I/II multiple myeloma trial and to initiate a Phase I/II trial in chronic lymphocytic leukemia with GCS-100LE, a low ethanol formulation of GCS-100. The Company intends to raise additional capital through equity financings or partnering with a large biotechnology or pharmaceutical company to support its current and planned clinical trials and continued operations. Since inception, the Company has funded its operations primarily through the proceeds from the sale of equity securities. From the inception of the Company through June 30, 2005, the Company has been successful in raising $82.7 million from the sales of equity securities.

The Company’s future is dependent upon its ability to obtain financing to fund its operations. As of August 15, 2005, the Company has not obtained commitments from existing or potential investors to provide additional financing. The Company will need to raise significant additional funding. The Company expects to incur substantial additional operating costs, including costs related to ongoing research and development activities, preclinical studies and clinical trials. To the extent that the Company is unable to raise additional capital on a timely basis, management plans to slow down research activity to conserve cash. In the event additional financing is not obtained, the Company may be required to significantly reduce or curtail operations.

In its Annual Report on Form 10-K for the year ended December 31, 2004, the Company reported that there is substantial doubt that the Company will have the ability to continue as a going concern and, therefore, may be unable to realize its assets and discharge its liabilities in the normal course of business. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Principal risks to the Company include the need to obtain adequate financing to fund future operations, the successful development and marketing of pharmaceutical products, dependence on collaborative partners, United States Food and Drug Administration approval, dependence on key individuals and competition from substitute products and larger companies.

     (3)  Net Loss Per Common Stock

Basic loss per share is computed using the weighted-average number of common shares outstanding. The dilutive effect of the potential common shares consisting of outstanding stock options and warrants is determined using the treasury stock method. Diluted weighted average shares outstanding for the three month and six month periods ended June 30, 2005 and 2004 excluded the potential common shares from convertible preferred stock, warrants and stock options because their inclusion would be anti-dilutive. At June 30, 2005 and 2004, there were 10,249,320 and 2,200,975 warrants outstanding, respectively, and 678,377 and 316,629 stock options outstanding, respectively, which were omitted from the net loss per common stock calculations, and 6,693,133 and 1,687,019 shares, respectively, issuable upon conversion of outstanding shares of preferred stock which were also omitted.

     (4)  Equity

Issuance of Preferred Stock

In the three months ended June 30, 2005, the Company issued 4,500 shares of Series D convertible preferred stock in connection with a two-part financing for gross consideration of $4,500,000. In the six months ended June 30, 2005, the Company issued 6,500 shares of Series D convertible preferred stock (which consisted of 2,000 shares issued in March 2005 and 4,500 shares issued in May 2005) for gross consideration of $6,500,000.

     (b)  Issuance of Common Stock

During the three and six months ended June 30, 2005, the Company issued 1,627,369 shares of common stock upon the conversion of 1,605 shares of Series D preferred stock, including 22,369 shares of common stock issued as payment of dividends on such converted Series D preferred stock.

     (c)  Stock, Stock Options, and Warrants

The Company has authorized 5,000,000 shares of preferred stock, $0.01 par value. Such preferred stock consists of:

•	Series A convertible preferred stock, 7,500 shares authorized; 6,153.51 shares issued and outstanding as of June 30, 2005 and December 31, 2004 (liquidation value $14,953,030).

•	Series B convertible preferred stock, 6,000 authorized; 3,471.15 shares issued and outstanding as of June 30, 2005 and December 31, 2004 (liquidation value $7,218,838 and $6,976,662, respectively).

•	Series C convertible preferred stock, 1,117 authorized; no shares issued and outstanding as of June 30, 2005 and December 31, 2004..

•	Series D convertible preferred stock, 10,000 authorized; 4,895 shares issued and outstanding as of June 30, 2005 (liquidation value $4,959,817 .

The Company has authorized 75,000,000 shares of common stock, $0.01 par value. At June 30, 2005 and December 31, 2004, there were 11,711,753 and 10,084,354 shares issued and outstanding, respectively.

During the three and six months ended June 30, 2005, the Company issued 1,627,369 shares of common stock upon the conversion of 1,605 shares of Series D preferred stock, including 22,369 shares of common stock issued as payment of dividends on such converted Series D preferred stock.

During the three months ended June 30, 2005 and 2004, the Company granted options to purchase 3,667 and 8,434 shares of common stock, respectively, at a weighted average exercise price of $0.92 and $4.55, respectively, per share to employees and others. No options were exercised during the three months ended June 30, 2005 or 2004. During the three months ended June 30, 2005 and 2004, 3,038 and 3,334 options to purchase common stock expired.

During the six months ended June 30, 2005 and 2004, the Company granted options to purchase 361,814 and 61,685 shares of common stock, respectively, at a weighted average exercise price of $1.04 and $7.69, respectively, per share to employees and others. No options were exercised during the six months ended June 30, 2005. During the six months ended June 30, 2004, 183 options were exercised at $1.62 per share for consideration of $297. During the six months ended June 30, 2005 and 2004, 4,233 and 3,334 options to purchase common stock expired.

During the three months ended June 30, 2005, the Company issued warrants to purchase 4,635,000 at a weighted average exercise price of $1.23 per share. During the three months ended June 30, 2004, the Company issued no warrants. No warrants were exercised during the three months ended June 30, 2005. Warrants to purchase 48 shares for consideration of $3 were exercised during the three months ended June 30, 2004. During the three months ended June 30, 2004, 286,671 warrants expired. No warrants expired during the three months ended June 30, 2005.

During the six months ended June 30, 2005 and 2004, the Company issued warrants to purchase 6,695,000 and 447,092 shares, respectively, at a weighted average exercise price of $1.23 and $10.79 per share. During the six months ended June 30, 2004, warrants to purchase 25,765 shares were exercised for consideration of $6,046. No warrants were exercised during the six month period ended June 30, 2005. During the periods ended June 30, 2004 and 2005, warrants to purchase 286,671 and 40,992 shares expired, respectively.

Total non-cash expense related to stock, stock option and warrant grants recorded in the accompanying consolidated statements of operations for the six months ended June 30, 2005 and 2004 amounted to $9,992 and $11,071, respectively.

(d) Stock-based compensation plans

The Company has stock-based employee compensation plans that are described more fully in Note 4 to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based employee compensation cost is reflected in the Consolidated Statements of Operations, as all options granted under these plans had an exercise price equal to or greater than the market value of the underlying common stock on the dates of grant. The following table illustrates the effect on net loss and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee compensation.

Had the compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method described in SFAS No. 123, the Company’s net loss and basic and diluted net loss per common share on a pro forma basis would have been:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net loss applicable to common stock, as reported	$(2,292,454)	$(2,723,822)	$(4,921,841)	$(5,488,547)
Less: stock-based employee compensation expense determined under fair value based method for all awards	(48,360)	(106,741)	(134,988)	(304,590)

Pro forma net loss applicable to common stock	$(2,340,814)	$(2,830,563)	$(5,056,829)	$(5,793,137)

Basic and diluted net loss per common stock, as reported	$(0.22)	$(0.32)	$(0.48)	$(0.66)

Pro forma basic and diluted net loss per common stock	$(0.22)	$(0.34)	$(0.49)	$(0.69)

The preceding pro forma results were calculated using the Black-Scholes option-pricing model. The following assumptions were used for options granted during the three months ended June 30, 2005 and 2004, respectively: (1) risk-free interest rates of 4.33% and 4.94%, respectively; (2) dividend yields of 0.0%; (3) expected lives of 6.86 and 7.3 years; and (4) volatility of 64.8% and 102.8%, respectively. The weighted average fair value of options granted during the three months ended June 30, 2005 and 2004 was $0.92 and $4.55, respectively. The following assumptions were used for options granted during the six months ended June 30, 2005 and 2004, respectively: (1) risk-free interest rates of 4.26% and 4.64%, respectively; (2) dividend yields of 0.0%; (3) expected lives of 6.86  and 7.3 years; and (4) volatility of 74.8% and 85.4%, respectively. The weighted average fair value of options granted during the six months ended June 30, 2005 and 2004 was $1.04 and $7.70, respectively. Results may vary depending on the assumptions applied within the model.

Stock or other equity-based compensation for non-employees is accounted for under the fair value-based method as required by SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and other related interpretations. Under this method, the equity-based instrument is valued at either the fair value of the consideration received or the equity instrument issued on the date of grant. The resulting compensation cost is recognized and charged to operations over the service period, which is usually the vesting period.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”). This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the Company on January 1, 2006.

The Company is evaluating the two methods of adoption allowed by SFAS No. 123R; the modified-prospective transition method and the modified-retrospective transition method.

(5) Legal Proceedings and Contingencies

Platt Litigation—On January 29, 2004, David Platt commenced suit against the Company and certain current and former directors of the Company in the Massachusetts Superior Court, Suffolk County. In his Complaint, Platt seeks damages for alleged breach of his severance agreement with the Company, including the failure to pay approximately $180,000 in severance benefits and alleged breaches in connection with maintenance by the Company of certain restrictions on Platt’s sale of stock. The Complaint further asserts claims against certain current and former directors of the Company for alleged breaches of fiduciary duty in failing to assist in the removal of restrictive legends on David Platt’s shares. Platt also purports to state claims for double or treble damages, as well as attorney fees, under General Laws Chapter 93A, Section 11, the Massachusetts Unfair Trade Practice Act. The case has been assigned under case number 04-0398 and will be heard in the Business Litigation Session of the Suffolk County Superior Court. The Company believes these claims are without merit.

On February 23 2004, the Company filed its answer and counterclaimed against David Platt for breach of his severance agreement, against Pro-Pharmaceuticals, Inc. for tortious interference with the severance agreement, and against Platt and Pro-Pharmaceuticals, Inc. for misappropriation of proprietary rights and for unfair and deceptive acts. The Company seeks monetary damages and injunctive relief to prevent David Platt and Pro-Pharmaceuticals from engaging in certain competitive activities relating to the use of polysaccharides to treat cancer and further seeks the assignment by David Platt and Pro-Pharmaceuticals of certain intellectual property, including Davanat®, to the Company. Under the counterclaim for unfair and deceptive acts, the Company is seeking treble damages as well as attorneys’ fees.

On June 21, 2004, the Company added a supplemental counterclaim against David Platt and Pro-Pharmaceuticals for injurious falsehood, unfair competition and unfair and deceptive acts relating to statements made by Pro-Pharmaceutical regarding certain patent applications the Company discontinued prosecuting and contractually returned to David Platt. The Company seeks injunctive relief and monetary damages.

Discovery is proceeding in this matter. A trial is not expected until the second half of 2006.

Re-examination. On January 28, 2005, the Company was informed that Pro-Pharmaceuticals made a request to the U.S. Patent and Trademark Office, or USPTO, to reexamine the Company’s U.S. Patent 6,680,306 “Method for Enhancing the Effectiveness of Cancer Therapies” (the “‘306 Patent”) issued in January 2004 to challenge the claims of that patent. On April 12, 2005, the USPTO issued an office action in connection with the reexamination with questions regarding the validity of the claims. The Company responded to the issues raised in the office action on June 13, 2005 amending the claims so that they cover modified citrus pectin and other polymeric carbohydrates that bind to galectins. On July 13, 2005, Pro-Pharmaceuticals filed a counter response to the Company’s response as is their right. This reexamination does not affect the Company’s plans for development or commercialization of GCS-100, regardless of its outcome, as the Company has additional patents and patent applications that it believes would cover the use of GCS-100 when combined with other therapies.

Re-examinations can be requested by any party and are frequently requested by parties who believe their ability to commercialize a product may be adversely affected by an issued patent and who wish to challenge claims in the patent. The ‘306 Patent, as amended, broadly claims the use of polymeric carbohydrates with side chains that bind to galectins, including GCS-100, prior to or in combination with chemotherapy or surgery for the treatment of cancer. Pro-Pharmaceuticals, Inc. has publicly stated that its lead drug candidate, Davanat®, which is a polymeric carbohydrate with side chains, binds to galectins and is used in combination with chemotherapy.

Nasdaq Listing - On April 20, 2005, the Company received a letter from Nasdaq indicating that the bid price of its common stock had been below $1.00 for 30 consecutive business days and that it had a 180-day grace period, until October 17, 2005, to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. On June 30, 2005, the Company received a letter from Nasdaq indicating that it had regained compliance by maintaining a closing bid price above $1.00 for at least 10 consecutive days and the matter is now closed.

 On April 7, 2005, the Company received a letter from Nasdaq indicating that as of December 31, 2004, it did not comply with Nasdaq Marketplace Rule 4310(c)(2)(B), which requires listed companies to have (i) a minimum of $2,500,000 in stockholders’ equity, (ii) $35,000,000 or more in market value of listed securities or (iii) $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. In the letter, Nasdaq indicated it is reviewing the Company’s eligibility for continued listing and requested that the Company provide its specific plan to achieve and sustain compliance with Nasdaq SmallCap Market listing requirements. Based on the review of the plan submitted by the Company, Nasdaq believes the Company provided a definitive plan evidencing its ability to achieve and sustain such compliance. On May 23, 2005, the Company closed the second tranche of a financing in which it raised $4.2 million in net proceeds through the sale of Series D preferred stock and warrants. As of June 30, 2005, it had $2.7 million in stockholders’ equity. The Company’s market capitalization was $13.7 million on June 30, 2005 and was $14.2 million on August 12, 2005. Nasdaq will continue to monitor the Company’s ongoing compliance with the listing requirements and if the Company does not meet these requirements, it could become subject to delisting.